UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 26, 2021

UBS Group AG

Commission File Number: 1-36764

UBS AG

Commission File Number: 1-15060

(Registrants' Name)

Bahnhofstrasse 45, Zurich, Switzerland

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover of Form 20‑F or Form 40-F.

Form 20-F  x                        Form 40-F  o

This Form 6-K consists of the Fourth Quarter 2020 Report of UBS Group AG, which appears immediately following this page.

Our financial results

Fourth quarter 2020 report

Corporate calendar UBS Group AG

1.	UBS Group
4	Our response to COVID-19
6	Recent developments
8	Group performance

2.	UBS business divisions and Group Functions
18	Global Wealth Management
21	Personal & Corporate Banking
24	Asset Management
26	Investment Bank
28	Group Functions

3.	Risk, treasury and capital management
31	Risk management and control
36	Balance sheet, liquidity and funding management
40	Capital management

4.	Consolidated financial information
56	UBS Group AG interim consolidated financial information (unaudited)
77	UBS AG interim consolidated financial information (unaudited)

Appendix

82	Alternative performance measures
85	Abbreviations frequently used in our financial reports
87	Information sources
88	Cautionary statement

Publication of the Annual Report 2020:                               Friday, 5 March 2021
Annual General Meeting 2021:                                           Thursday, 8 April 2021
Publication of the first quarter 2021 report:                          Tuesday, 27 April 2021
Publication of the second quarter 2021 report:                     Tuesday, 20 July 2021
Publication of the third quarter 2021 report:                         Tuesday, 26 October 2021

Corporate calendar UBS AG

Publication of the Annual Report 2020:                               Friday, 5 March 2021
Publication of the first quarter 2021 report:                          Friday, 30 April 2021

Contacts

Switchboards

For all general inquiries
ubs.com/contact

Zurich +41-44-234 1111
London +44-207-567 8000
New York +1-212-821 3000
Hong Kong +852-2971 8888

Singapore +65-6495 8000

Investor Relations

Institutional, professional and retail
investors are supported by UBS’s Investor Relations team.

UBS Group AG, Investor Relations
P.O. Box, CH-8098 Zurich, Switzerland

ubs.com/investors

Zurich +41-44-234 4100
New York +1-212-882 5734

Media Relations

Global media and journalists are supported by UBS’s Media Relations team.

ubs.com/media

Zurich +41-44-234 8500
mediarelations@ubs.com

London +44-20-7567 4714
ubs-media-relations@ubs.com

New York +1-212-882 5858
mediarelations@ubs.com

Hong Kong +852-2971 8200
sh-mediarelations-ap@ubs.com

Office of the Group Company Secretary

The Group Company Secretary receives
inquiries on compensation and related
issues addressed to members of the
Board of Directors.

UBS Group AG, Office of the Group Company Secretary
P.O. Box, CH-8098 Zurich, Switzerland

sh-company-secretary@ubs.com

Zurich +41-44-235 6652

Shareholder Services

UBS’s Shareholder Services team, a unit
of the Group Company Secretary’s office,
is responsible for the registration of UBS Group AG registered shares.

UBS Group AG, Shareholder Services
P.O. Box, CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

Zurich +41-44-235 6652

US Transfer Agent

For global registered share-related
inquiries in the US.

Computershare Trust Company NA
P.O. Box 505000
Louisville, KY 40233-5000, USA

Shareholder online inquiries:
www-us.computershare.com/
investor/Contact

Shareholder website:
computershare.com/investor

Calls from the US
+1-866-305-9566
Calls from outside the US
+1-781-575-2623
TDD for hearing impaired
+1-800-231-5469
TDD for foreign shareholders
+1-201-680-6610

Imprint

Publisher: UBS Group AG, Zurich, Switzerland | ubs.com
Language: English

© UBS 2021. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved.

Fourth quarter 2020 report

Our key figures

	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.20	30.9.20	31.12.19	31.12.20	31.12.19
Group results
Operating income	8,117	8,935	7,052	32,390	28,889
Operating expenses	6,060	6,357	6,124	24,163	23,312
Operating profit / (loss) before tax	2,057	2,578	928	8,226	5,577
Net profit / (loss) attributable to shareholders	1,708	2,093	722	6,629	4,304
Diluted earnings per share (USD)[1]	0.46	0.56	0.19	1.79	1.14
Profitability and growth[2]
Return on equity (%)	11.5	14.4	5.2	11.5	7.9
Return on tangible equity (%)	12.9	16.2	5.9	12.9	9.0
Return on common equity tier 1 capital (%)	17.5	21.9	8.2	17.6	12.4
Return on risk-weighted assets, gross (%)	11.4	12.7	10.8	11.7	11.0
Return on leverage ratio denominator, gross (%)[3]	3.2	3.7	3.1	3.4	3.2
Cost / income ratio (%)	74.1	70.4	86.8	73.0	80.5
Effective tax rate (%)	16.6	18.8	21.6	19.2	22.7
Net profit growth (%)	136.6	99.5	129.4	54.0	(4.7)
Resources[2]
Total assets	1,125,765	1,065,153	972,194	1,125,765	972,194
Equity attributable to shareholders	59,517	59,451	54,501	59,517	54,501
Common equity tier 1 capital[4]	39,966	38,197	35,535	39,966	35,535
Risk-weighted assets[4]	289,101	283,133	259,208	289,101	259,208
Common equity tier 1 capital ratio (%)[4]	13.8	13.5	13.7	13.8	13.7
Going concern capital ratio (%)[4]	19.5	19.2	20.0	19.5	20.0
Total loss-absorbing capacity ratio (%)[4]	35.2	34.5	34.6	35.2	34.6
Leverage ratio denominator[4]	1,037,150	994,366	911,322	1,037,150	911,322
Leverage ratio denominator (with temporary FINMA exemption)[5]	944,323	907,181		944,323
Common equity tier 1 leverage ratio (%)[4]	3.85	3.84	3.90	3.85	3.90
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[5]	4.23	4.21		4.23
Going concern leverage ratio (%)[4]	5.4	5.5	5.7	5.4	5.7
Going concern leverage ratio (%) (with temporary FINMA exemption)[5]	6.0	6.0		6.0
Total loss-absorbing capacity leverage ratio (%)[4]	9.8	9.8	9.8	9.8	9.8
Liquidity coverage ratio (%)[6]	152	154	134	152	134
Other
Invested assets (USD billion)[7]	4,187	3,807	3,607	4,187	3,607
Personnel (full-time equivalents)	71,551	71,230	68,601	71,551	68,601
Market capitalization[8]	50,013	40,113	45,661	50,013	45,661
Total book value per share (USD)[8]	16.76	16.57	15.07	16.76	15.07
Total book value per share (CHF)[8]	14.84	15.27	14.59	14.84	14.59
Tangible book value per share (USD)[8]	14.93	14.78	13.28	14.93	13.28
Tangible book value per share (CHF)[8]	13.22	13.61	12.86	13.22	12.86

1 Refer to “Earnings per share (EPS) and shares outstanding” in the “Consolidated financial information” section of this report for more information.    2 Refer to the “Performance targets and measurement” section of our Annual Report 2019 for more information about our performance targets.    3 The leverage ratio denominators used for the return calculations relating to the respective periods in 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    4 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    5 Refer to the “Recent developments” section of our second quarter 2020 report and the “Capital management” section of this report for further details about the temporary FINMA exemption.    6 Refer to the “Balance sheet, liquidity and funding management” section of this report for more information.    7 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.    8 Refer to “UBS shares” in the “Capital management” section of this report for more information.

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented under “Alternative performance measures” in the appendix to this report. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

.

UBS Group

Management report

Terms used in this report, unless the context requires otherwise

“UBS,” “UBS Group,” “UBS Group AG consolidated,” “Group,” “the Group,” “we,” “us” and “our”	UBS Group AG and its consolidated subsidiaries
“UBS AG consolidated”	UBS AG and its consolidated subsidiaries
“UBS Group AG” and “UBS Group AG standalone”	UBS Group AG on a standalone basis
“UBS AG” and “UBS AG standalone”	UBS AG on a standalone basis
“UBS Switzerland AG” and “UBS Switzerland AG standalone”	UBS Switzerland AG on a standalone basis
“UBS Europe SE consolidated”	UBS Europe SE and its consolidated subsidiaries
“UBS Americas Holding LLC” and “UBS Americas Holding LLC consolidated”	UBS Americas Holding LLC and its consolidated subsidiaries

Our response to COVID-19

Our response to COVID-19

The COVID-19 pandemic caused an unprecedented situation for UBS and its employees in 2020. It has required our ongoing focus on safeguarding the well-being of our employees and their families, serving our clients and ensuring operational continuity.

In response to the pandemic, governments have taken measures to severely constrain movement, limiting public gatherings, requiring working from home where possible, and closing down or restricting non-essential retail and business activity. These measures resulted in a significantly adverse effect on global economic activity and the most severe downturn in global GDP since World War II, followed by an uneven rebound in economic activity.

Governmental measures to support the economy

Governments and central banks offered and continue to offer significant fiscal and monetary support intended to help firms and employees to remain solvent through the COVID-19 pandemic, while financial services firms were provided with exceptional access to liquidity in the first phase of the pandemic. In addition, a number of regulatory and supervisory measures have been temporarily introduced, seeking to provide banks with increased flexibility in deploying capital and liquidity resources to support economies.

›   Refer to the “Regulatory and legal developments” sections of this report and our first, second and third quarter 2020 reports for more information about the developments in 2020

Our support for clients and the economies in which we operate

Throughout 2020, we actively engaged in lending activities across our businesses to support our clients and the real economy. As the pandemic intensified and market liquidity became limited, we experienced higher drawdowns on committed credit facilities by corporate clients in the Investment Bank and in Personal & Corporate Banking.

The program established by the Swiss Federal Council in March 2020 to support small and medium-sized entities (SMEs) by granting loans closed on 31 July 2020. As of that date, we had committed CHF 2.7 billion of loans up to CHF 0.5 million, which are 100% guaranteed by the Swiss government, and CHF 0.6 billion of loans between CHF 0.5 million and CHF 20 million, which are 85% government-guaranteed. The total amount drawn on our loan commitments under the program was CHF 1.8 billion on 31 December 2020. We intend to donate any potential profits from this program to COVID-19 relief efforts, although no such profits were made in 2020.

In the US, we are supporting the lending programs created under the CARES Act for small businesses. Working with a partner, we made up to USD 2 billion available under the Paycheck Protection Program during 2020 and provided loans under the program in the amount of USD 656 million as of 31 December 2020. We donated around USD 2 million of fees earned on such loans in 2020 to COVID-19 relief efforts.

Our previous investments in technology enabled us to maintain facilitated connectivity within and across our businesses and support functions. Leveraging existing and newly integrated tools, this resulted in new ways of digitally interacting with clients.

Across our business divisions, we continued to support our clients with advice needed to manage their assets, along with investment solutions and global insights to help them navigate the significant market volatility and uncertain economic outlook. Our dynamic risk management enabled our business and our clients to successfully navigate the volatile market conditions.

Our support for communities

Recognizing the strain and hardship the current situation is causing across our communities, we have committed USD 30 million to various COVID-related aid projects that provide support across the communities in which we operate. A part of this amount is used to match the USD 15 million raised by our clients and our employees for the UBS Optimus Foundation’s COVID-19 Response Fund, which supports various organizations, including healthcare organizations that facilitate testing and increase capacity for emergency treatments.

Our support for employees

Our employees’ response to the pandemic has been remarkable; they have demonstrated resilience, dedication and client focus through an unrelenting year. More than 95% of internal and external staff are able to work concurrently on a remote basis and our employees have been working from home to a significant degree since the first quarter. We continue to monitor country- and location-specific developments, as well as governmental requirements, and adapt our plans for the return of employees to our offices accordingly, prioritizing the health of our employees and clients.

Recognizing the additional pressure placed on employees by shuttered workplaces and schools, restricted activities and varying degrees of lockdown, we introduced a range of measures throughout 2020 to help employees adapt. For example, we offered extra flexibility to care for children and introduced a variety of tools and resources to support employees’ physical, mental, financial and social well-being.

As a sign of appreciation for their contribution throughout this challenging year, and acknowledging that the pandemic may have resulted in unforeseen expenses, the Group Executive Board awarded UBS’s employees at less senior ranks a one-time cash payment equivalent to one week’s salary.

In the third quarter of 2020, we modified the forfeiture conditions of certain outstanding deferred compensation awards for eligible employees in order to provide additional career flexibility during this time of uncertainty. Outstanding deferred compensation awards granted to Group Executive Board members, those granted under the Long-Term Incentive Plan, as well as those granted to financial advisors in the US, are not affected by these changes.

Operational resilience

With the bulk of our workforce working outside of our offices since late March 2020, we face new challenges and operational risks, including maintenance of supervisory and surveillance controls, as well as increased fraud and data security risks. The existing resilience built into our operations and the effectiveness of our business continuity management and operational risk procedures have been critical in handling the ongoing pandemic and circumstances related to it, and have enabled us to continue to serve our stakeholders without material negative impact.

As a result of our prior investments in infrastructure and execution of our established business continuity management frameworks, we have managed the record transaction volumes experienced in March 2020 along with extreme spikes in volatility and limited liquidity in some markets without material disruption in our service to clients.

›   Refer to “Operational risk” in the “Risk management and control” section of this report for more information about operational risk

Effects of the COVID-19 pandemic on our financial and capital position

Despite the uncertainties caused by the pandemic, the negative effects of the COVID-related crisis on our financial and capital positions were limited in 2020.

Although we experienced an increase in credit loss expenses under IFRS 9 in 2020, we maintained a strong capital and liquidity position in the face of the adverse economic developments, the sharp decline in market valuations and the increased levels of volatility.

In the fourth quarter of 2020, credit loss expenses were at lower levels than those seen in prior quarters of 2020.

Overall, we expect elevated credit loss expenses to persist for at least as long as the COVID-19 containment measures continue, although at levels lower than in the first half of 2020. Due to the credit quality of our portfolio, we remain confident in our ability to maintain our overall strength and stability and to continue to support our clients.

Recent developments

Recent developments

Regulatory and legal developments

Swiss COVID-19 loans

In March 2020, the Swiss Federal Council adopted provisional emergency legislation to provide Swiss companies with liquidity, which gave small and medium-sized entities (SMEs) access to government-guaranteed bank credit facilities.

In December 2020, the Swiss Parliament approved the COVID-19 Joint and Several Guarantee Act, which became effective on 19 December 2020. This Act codified the measures adopted under emergency legislation into ordinary law and provides for regulation of the loan programs and guarantees over their life cycle. The new Act extends the standard amortization period of loans from five to eight years.

US CCAR and EU capital distributions

In December 2020, the Federal Reserve released the results of its second Comprehensive Capital Analysis and Review (CCAR) of 2020. UBS Americas Holding LLC’s projected stress capital ratios exceeded regulatory capital minima under the updated supervisory scenarios.

The Federal Reserve also maintained its limitations on capital distributions by supervised firms largely unchanged through the fourth quarter of 2020. As a result, UBS Americas Holding LLC could not distribute cash dividends on common equity in excess of the firm’s average net income over the four preceding quarters.

After having extended its recommendation in July 2020 for banks to refrain from making capital distributions and carrying out share repurchases until 1 January 2021, the European Central Bank (the ECB) announced in December 2020 that EU banks under its supervision, including UBS Europe SE, should exercise extreme prudence with regard to dividends and share repurchases from 1 January until 30 September 2021.

Swiss Withholding Tax Act

Based on the results of a consultation that addressed amendments to the Withholding Tax Act, the Swiss Federal Council proposed in September 2020 to maintain the withholding tax on interest carried on bank accounts by natural persons with tax domicile in Switzerland and to abolish the tax on all other interest payments. As the next step, the Federal Council will submit a dispatch to Parliament in the second quarter of 2021.

Furthermore, the Swiss Federal Council proposed to extend the current withholding tax exemption for total loss-absorbing capacity and additional tier 1 instruments from 2021 until the end of 2026. This extension will be subject to parliamentary debate in 2021.

Climate-related risks; Environmental, Social and Governance (ESG) matters

We actively participate in discussions on corporate responsibility and sustainability issues with authorities and policymakers and contribute our experience and knowledge to their efforts to define corresponding regulatory and reporting frameworks.

In September 2020, the International Financial Reporting Standards Foundation (the IFRS Foundation) issued a consultation to assess the demand for global sustainability reporting standards and the contribution the IFRS Foundation itself could make in developing such standards, including the possibility of establishing a new Sustainability Standards Board.

In November 2020, the Swiss Financial Market Supervisory Authority (FINMA) launched a consultation on new climate-related financial disclosure requirements, based on the recommendations of the Financial Stability Board (FSB) Task Force on Climate-related Financial Disclosures (the TCFD). The requirements include principles-based elements on governance, strategy, risk management and quantitative information on climate-related financial risks and apply to Swiss systemically relevant banks, including UBS. The new circular is expected to become applicable for the 2021 reporting year.

In January 2021, the Swiss government officially expressed support for the TCFD. Since the launch of the TCFD recommendations in 2017, we have continuously improved and expanded our climate-related disclosures to demonstrate our active engagement for an orderly transition to a low-carbon economy.

In December 2020, the US Federal Reserve joined the Network of Central Banks and Supervisors for Greening the Financial System (the NGFS), which advocates for a more sustainable financial system. As a result, all global systemically important banks (G-SIBs) are now supervised by members of the NGFS. Furthermore, the Federal Reserve has indicated that it will work closely with other agencies and authorities, including the Basel Committee on Banking Supervision (BCBS) Task Force on Climate-related Financial Risks and the FSB, to better understand, measure and mitigate climate-related financial risks.

NSFR implementation

In September 2020, the Swiss Federal Council adopted an amendment to the Liquidity Ordinance for the implementation of the net stable funding ratio (the NSFR). The NSFR regulation was finalized in the fourth quarter of 2020 with the release of the revised FINMA liquidity circular. The NSFR will become effective on 1 July 2021 and UBS is on schedule to operationalize it. The overall effect of the NSFR on UBS upon implementation is expected to be limited.

In October 2020, the US banking regulators finalized the NSFR rule for supervised firms to ensure a minimum level of stable funding. The rule becomes effective as of 1 July 2021 and will require semi-annual disclosure from 1 January 2023. As a Category III firm under the Federal Reserve’s Tailoring Rule (2019), UBS’s intermediate holding company, UBS Americas Holding LLC, and its subsidiary bank, UBS Bank USA, will be subject to a NSFR requirement of 85%.

Brexit

Following the UK’s withdrawal from the EU on 31 January 2020, the negotiation on the Trade and Cooperation Agreement, which governs the relationship between the EU and the UK on free trade in goods and mutual market access, among other matters, was finalized on 24 December 2020.

In September 2020, the European Commission adopted a temporary equivalence decision for UK central counterparties (CCPs) for the purpose of facilitating derivatives clearing. The temporary equivalence decision, applicable from 1 January 2021 until 30 June 2022, does not require UBS Europe SE to migrate its exposures to an EU CCP before the end of the transition period.

In March 2019, UBS completed a business transfer and cross-border merger of UBS Limited and UBS Europe SE in order to continue serving EEA clients following the end of the transition period and continues to align its Investment Bank activities to respond to ongoing regulatory guidance.

Developments related to the transition away from LIBOR

The UK Prudential Regulation Authority (the PRA) and the Financial Conduct Authority (the FCA) have confirmed the end-of-2021 deadline for transitioning away from the London inter-bank offered rate (LIBOR) for most currencies. The ICE Benchmark Administration (IBA), the FCA-regulated and authorized administrator of LIBOR, is consulting on the timing of the cessation of USD LIBOR. IBA expects that one-week and two-month USD LIBOR settings will cease by the end of 2021, and that the remaining USD LIBOR settings will cease by the end of June 2023. The UK Government announced that the FCA will be given additional powers to ensure a smooth wind-down of LIBOR and deal with certain legacy contracts that cannot easily transition from LIBOR.

In October 2020, the International Swaps and Derivatives Association (ISDA) launched the IBOR Fallbacks Supplement and IBOR Fallbacks Protocol, amending the ISDA standard definitions for interest-rate derivatives to incorporate fallbacks for derivatives linked to certain inter-bank offered rates (IBORs). The changes came into effect on 25 January 2021 and, from that date, all new cleared and non-cleared derivatives between adhering parties that reference the definitions now include these fallbacks. UBS has adhered to the protocol.

Other developments

Sale of wealth management business in Austria

In our continuing effort to focus on our core markets in Europe, we signed an agreement in December 2020 to sell our domestic wealth management business in Austria to LGT. The agreement includes the transition of employees, client relationships, products and services of the wealth management business of UBS Austria.

The transaction is subject to customary closing conditions and is expected to close in the third quarter of 2021. We expect to record a pre-tax gain of approximately USD 0.1 billion upon closing of the transaction.

Our asset management business in Austria is not part of this transaction.

Capital returns

The second tranche of the 2019 dividend (USD 0.365 per share) was paid on 27 November 2020 following shareholder approval at an extraordinary general meeting on 19 November 2020.

For 2020, the Board of Directors intends to propose a dividend to UBS Group AG shareholders of USD 0.37 per share. Subject to approval by shareholders at the Annual General Meeting scheduled for 8 April 2021, the dividend will be paid on 15 April 2021 to shareholders of record on 14 April 2021. The ex-dividend date will be 13 April 2021.

The balance between cash dividends and share repurchases has been adjusted from 2020 onward, with a greater weight toward share repurchases as compared with prior years’ returns. We remain committed to returning excess capital to our shareholders and delivering total capital returns consistent with our previous levels.

Before COVID-related restrictions on share repurchases were introduced, we repurchased CHF 350 million (USD 364 million) of our shares in the first quarter of 2020. During the fourth quarter of 2020, we also increased our capital reserve for future share repurchases from USD 1.5 billion to USD 2.0 billion. We will resume repurchasing shares shortly after the publication of our fourth quarter 2020 report.

In the first quarter of 2021, we intend to repurchase the remaining CHF 100 million of the existing three-year share repurchase program, while launching a new three-year program of up to CHF 4 billion, of which up to USD 1 billion is to be executed in the first quarter of 2021.

›   Refer to the “Capital management” section of this report for more information

Change of Group Chief Executive Officer

Ralph A. J. G. Hamers succeeded Sergio P. Ermotti as Group CEO effective 1 November 2020.

Changes to the Board of Directors

The UBS Board of Directors announced that Beatrice Weder di Mauro has decided not to stand for re-election to the Board of Directors of UBS Group AG and UBS AG. The Board of Directors also announced that it intends to nominate Claudia Böckstiegel and Patrick Firmenich for election to the Board at the Annual General Meeting of shareholders.

Group performance

Group performance

Income statement
	For the quarter ended			% change from		For the year ended
USD million	31.12.20	30.9.20	31.12.19	3Q20	4Q19	31.12.20	31.12.19
Net interest income	1,622	1,517	1,262	7	29	5,862	4,501
Other net income from financial instruments measured at fair value through profit or loss	1,453	1,769	1,381	(18)	5	6,960	6,842
Credit loss (expense) / release	(66)	(89)	(8)	(26)	765	(694)	(78)
Fee and commission income	5,543	5,211	4,856	6	14	20,961	19,110
Fee and commission expense	(459)	(440)	(458)	4	0	(1,775)	(1,696)
Net fee and commission income	5,084	4,771	4,398	7	16	19,186	17,413
Other income	24	967	19	(97)	30	1,076	212
Total operating income	8,117	8,935	7,052	(9)	15	32,390	28,889
Personnel expenses	3,989	4,631	3,902	(14)	2	17,224	16,084
General and administrative expenses	1,444	1,173	1,618	23	(11)	4,813	5,288
Depreciation and impairment of property, equipment and software	617	538	480	15	29	2,069	1,765
Amortization and impairment of goodwill and intangible assets	10	15	125	(33)	(92)	57	175
Total operating expenses	6,060	6,357	6,124	(5)	(1)	24,163	23,312
Operating profit / (loss) before tax	2,057	2,578	928	(20)	122	8,226	5,577
Tax expense / (benefit)	341	485	200	(30)	70	1,583	1,267
Net profit / (loss)	1,717	2,094	727	(18)	136	6,644	4,310
Net profit / (loss) attributable to non-controlling interests	9	0	6		52	15	6
Net profit / (loss) attributable to shareholders	1,708	2,093	722	(18)	137	6,629	4,304

Comprehensive income
Total comprehensive income	1,799	2,180	(1,567)	(17)		8,384	5,091
Total comprehensive income attributable to non-controlling interests	27	7	10	299	175	36	2
Total comprehensive income attributable to shareholders	1,773	2,173	(1,577)	(18)		8,348	5,089

Performance of our business divisions and Group Functions[1]
	For the quarter ended 31.12.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,277	992	774	2,011	63	8,117
of which: valuation gain on auction rate securities					134	134

Operating expenses	3,341	640	372	1,482	225	6,060
of which: impairment of internally generated software[2]					67	67

Operating profit / (loss) before tax	936	353	401	529	(161)	2,057

	For the quarter ended 30.9.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,280	931	1,162	2,485	78	8,935
of which: net gain from the sale of a majority stake in Fondcenter AG	60		571			631
of which: gain on the sale of intellectual property rights				215		215
of which: net gains from properties sold or held for sale					64	64
of which: gain related to investment in associates	6	19				26
of which: gain on the sale of equity investment measured at fair value through profit or loss	4	18				22

Operating expenses	3,223	596	423	1,853	262	6,357
of which: acceleration of expenses in relation to outstanding deferred compensation awards	46	3	22	229	58	359
of which: expenses associated with terminated real estate leases					72	72

Operating profit / (loss) before tax	1,057	335	739	632	(184)	2,578

	For the quarter ended 31.12.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	4,150	881	551	1,681	(211)	7,052
of which: net gains / (losses) from properties held for sale					(29)	(29)

Operating expenses	3,384	571	371	1,703	95	6,124
of which: impairment of goodwill				110		110
of which: net restructuring expenses[3]	21	3	7	110	4	146

Operating profit / (loss) before tax	766	310	180	(22)	(306)	928

1 The components of operating income and operating expenses disclosed in this table are items that are not recurring or necessarily representative of the underlying business performance for the reporting period specified.    2 Relates to impairment of internally generated software resulting from a decision in the fourth quarter of 2020 to not proceed with an internal business transfer from UBS Switzerland AG to UBS AG.    3 Includes restructuring expenses related to legacy cost programs.

Group performance

Performance of our business divisions and Group Functions[1]
	For the year ended 31.12.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	17,045	3,651	2,974	9,214	(494)	32,390
of which: net gain from the sale of a majority stake in Fondcenter AG	60		571			631
of which: gain on the sale of intellectual property rights				215		215
of which: net gains from properties sold or held for sale					64	64
of which: valuation gain on auction rate securities					134	134
of which: gain related to investment in associates	6	19				26
of which: gain on the sale of equity investment measured at fair value through profit or loss	4	18				22

Operating expenses	12,955	2,392	1,519	6,732	567	24,163
of which: acceleration of expenses in relation to outstanding deferred compensation awards	46	3	22	229	58	359
of which: expenses associated with terminated real estate leases					72	72
of which: impairment of internally generated software[2]					67	67
of which: net restructuring expenses[3]	72	5	6	24	0	107

Operating profit / (loss) before tax	4,091	1,259	1,455	2,482	(1,060)	8,226

	For the year ended 31.12.19
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Operating income	16,353	3,715	1,938	7,269	(385)	28,889
of which: net foreign currency translations losses[4]					(35)	(35)
of which: net losses from properties held for sale					(29)	(29)

Operating expenses	12,955	2,274	1,406	6,485	192	23,312
of which: impairment of goodwill				110		110
of which: net restructuring expenses[3]	68	17	33	168	(2)	284

Operating profit / (loss) before tax	3,397	1,441	532	784	(577)	5,577

1 The components of operating income and operating expenses disclosed in this table are items that are not recurring or necessarily representative of the underlying business performance for the reporting period specified.    2 Relates to impairment of internally generated software resulting from a decision in the fourth quarter of 2020 to not proceed with an internal business transfer from UBS Switzerland AG to UBS AG.    3 Reflects expenses for new restructuring initiatives. Prior-year comparative figures also include restructuring expenses related to legacy cost programs.    4 Related to the disposal or closure of foreign operations.

Results: 4Q20 vs 4Q19

Profit before tax increased by USD 1,129 million, or 122%, to USD 2,057 million, mainly reflecting higher operating income. Operating income increased by USD 1,065 million, or 15%, to USD 8,117 million, mainly reflecting a USD 686 million increase in net fee and commission income and USD 433 million higher net interest income and other net income from financial instruments measured at fair value through profit or loss. This was partly offset by a USD 58 million increase in credit loss expense. Operating expenses decreased by USD 64 million, or 1%, to USD 6,060 million, mainly reflecting a USD 174 million decrease in general and administrative expenses and USD 115 million lower amortization and impairment of goodwill and intangible assets, partly offset by a USD 137 million increase in depreciation and impairment of property, equipment and software and an USD 87 million increase in personnel expenses.

Operating income: 4Q20 vs 4Q19

Total operating income increased by USD 1,065 million, or 15%, to USD 8,117 million.

Net interest income and other net income from financial instruments measured at fair value through profit or loss

Total combined net interest income and other net income from financial instruments measured at fair value through profit or loss increased by USD 433 million to USD 3,075 million, mainly driven by Group Functions and the Investment Bank.

Group Functions increased by USD 220 million, from negative USD 137 million to USD 83 million. This was mainly driven by a USD 134 million valuation gain on auction rate securities in Non-core and Legacy Portfolio, as well as higher income from accounting asymmetries, including hedge accounting ineffectiveness, in Group Treasury.

The Investment Bank increased by USD 218 million to USD 1,167 million, mainly driven by the Derivatives & Solutions business, reflecting higher client activity levels and a constructive market environment across equity derivatives and credit products.

Net fee and commission income

Net fee and commission income was USD 5,084 million, compared with USD 4,398 million.

Investment fund fees increased by USD 187 million, driven by Asset Management. This was largely due to an increase in performance-based fee income, mainly driven by the Hedge Fund Businesses, reflecting both strong investment performance in a constructive market environment and annual performance fee recognition for certain products.

Net brokerage fees increased by USD 168 million to USD 888 million, reflecting higher levels of client activity in Global Wealth Management and the Investment Bank.

Fees for portfolio management and related services increased by USD 167 million, driven by Global Wealth Management, reflecting the effect of higher average invested assets, partly offset by lower margins, mainly due to flows into lower-margin funds and mandates.

Underwriting fees increased by USD 139 million to USD 333 million, mainly driven by higher equity underwriting revenues from public offerings.

Group performance

Credit loss expense / release

Total net credit loss expenses were USD 66 million in the fourth quarter of 2020, compared with USD 8 million in the prior-year quarter, reflecting a USD 33 million release of credit losses related to stage 1 and 2 positions and USD 99 million of credit loss expenses related to credit-impaired (stage 3) positions. Total credit loss expenses included USD 64 million in the Investment Bank related to an exposure to a client in the travel sector that became impaired during the quarter.

Total net credit loss expenses were USD 89 million in the third quarter of 2020, which included stage 3 credit loss expenses of USD 59 million in Personal & Corporate Banking related to a case of fraud at a commodity trade finance counterparty.

For the year ended 31 December 2020, total net credit loss expenses were USD 694 million, compared with USD 78 million in the prior year, reflecting net expenses of USD 266 million related to stage 1 and 2 positions and net expenses of USD 429 million related to credit-impaired (stage 3) positions.

›   Refer to “Expected credit loss measurement” in the “Consolidated financial information” section of this report for more information about credit loss expense / release
Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.12.20
Stages 1 and 2	8	7	0	18	0	33
Stage 3	(1)	15	0	(108)	(4)	(99)
Total credit loss (expense) / release	7	22	0	(91)	(5)	(66)

For the quarter ended 30.9.20
Stages 1 and 2	0	(21)	0	12	0	(8)
Stage 3	21	(71)	(2)	(27)	(2)	(81)
Total credit loss (expense) / release	22	(92)	(2)	(15)	(2)	(89)

For the quarter ended 31.12.19
Stages 1 and 2	(7)	8	0	(2)	0	(1)
Stage 3	(3)	0	0	(4)	0	(7)
Total credit loss (expense) / release	(10)	8	0	(6)	0	(8)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the year ended 31.12.20
Stages 1 and 2	(48)	(129)	0	(88)	0	(266)
Stage 3	(40)	(128)	(2)	(217)	(42)	(429)
Total credit loss (expense) / release	(88)	(257)	(2)	(305)	(42)	(694)

For the year ended 31.12.19
Stages 1 and 2	3	23	0	(4)	0	22
Stage 3	(23)	(44)	0	(26)	(7)	(100)
Total credit loss (expense) / release	(20)	(21)	0	(30)	(7)	(78)

Operating expenses
	For the quarter ended			% change from		For the year ended
USD million	31.12.20	30.9.20	31.12.19	3Q20	4Q19	31.12.20	31.12.19
Personnel expenses	3,989	4,631	3,902	(14)	2	17,224	16,084
of which: salaries and variable compensation	2,247	2,948	2,225	(24)	1	10,452	9,520
of which: financial advisor compensation[1]	1,077	980	1,049	10	3	4,091	4,043
of which: other personnel expenses[2]	665	704	628	(5)	6	2,680	2,521
General and administrative expenses	1,444	1,173	1,618	23	(11)	4,813	5,288
of which: net expenses for litigation, regulatory and similar matters	76	41	104	87	(27)	125	165
of which: other general and administrative expenses	1,367	1,132	1,513	21	(10)	4,688	5,122
Depreciation and impairment of property, equipment and software	617	538	480	15	29	2,069	1,765
Amortization and impairment of goodwill and intangible assets	10	15	125	(33)	(92)	57	175
Total operating expenses	6,060	6,357	6,124	(5)	(1)	24,163	23,312

1 Financial advisor compensation consists of grid-based compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, assets and other variables. It also includes expenses related to compensation commitments with financial advisors entered into at the time of recruitment that are subject to vesting requirements.    2 Consists of expenses related to contractors, social security, pension and other post-employment benefit plans, and other personnel expenses.

Operating expenses: 4Q20 vs 4Q19

Operating expenses decreased by USD 64 million, or 1%, to USD 6,060 million.

Personnel expenses

Personnel expenses increased by USD 87 million to USD 3,989 million. Salary costs increased due to a rebalancing from variable to fixed compensation for certain employees, as well as foreign currency translation effects. In addition, financial advisor compensation in Global Wealth Management increased, reflecting higher compensable revenues in the Americas. These effects were mostly offset by lower expenses for variable compensation, largely reflecting the aforementioned rebalancing, as well as a decrease in severance-related expenses and lower amortization expenses for deferred compensation awards following the modification of conditions for continued vesting of certain outstanding awards in the third quarter of 2020.

In the fourth quarter of 2020, we awarded employees at less senior ranks a one-time cash payment equivalent to one week’s salary in appreciation for their contribution throughout this challenging year, and acknowledging that the COVID-19 pandemic has resulted in unforeseen expenses for many of our staff. These awards increased personnel expenses by USD 27 million.

General and administrative expenses

General and administrative expenses decreased by USD 174 million to USD 1,444 million. This was mainly driven by lower professional fees, as well as decreased travel and entertainment expenses, reflecting COVID-19-related restrictions. The fourth quarter of 2020 included an expense for the UK bank levy of USD 38 million, compared with an expense of USD 61 million in the fourth quarter of 2019.

We believe that the industry continues to operate in an environment in which expenses associated with litigation, regulatory and similar matters will remain elevated for the foreseeable future and we continue to be exposed to a number of significant claims and regulatory matters. The outcome of many of these matters, the timing of a resolution, and the potential effects of resolutions on our future business, financial results or financial condition are extremely difficult to predict.

›   Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report and to the “Regulatory and legal developments” and “Risk factors” sections of our Annual Report 2019 for more information about litigation, regulatory and similar matters

Depreciation, amortization and impairment

Depreciation and impairment of property, equipment and software increased by USD 137 million to USD 617 million, mainly driven by internally generated software, including a USD 67 million impairment as a result of a decision to not proceed with an internal business transfer from UBS Switzerland AG to UBS AG. In addition, expenses related to real estate increased.

Amortization and impairment of goodwill and intangible assets decreased by USD 115 million to USD 10 million, as the fourth quarter of 2019 included a USD 110 million impairment of goodwill in the Investment Bank.

Tax: 4Q20 vs 4Q19

We recognized income tax expenses of USD 341 million for the fourth quarter of 2020, representing an effective tax rate of 16.6%, compared with USD 200 million for the fourth quarter of 2019, which represented an effective tax rate of 21.6%.

Current tax expenses were USD 317 million, compared with USD 183 million, and related to taxable profits of UBS Switzerland AG and other entities.

Deferred tax expenses were USD 24 million, compared with USD 17 million. Expenses of USD 168 million primarily relating to amortization of deferred tax assets previously recognized in relation to tax losses carried forward and deductible temporary differences of UBS Americas Inc. were mostly offset by a net benefit of USD 144 million in respect of the remeasurement of deferred tax assets for certain entities in connection with our business planning process.

Excluding any potential effects from the remeasurement of deferred tax assets in connection with next year’s business planning process, we expect a tax rate of around 25% for 2021. This also excludes any impact from potential US corporate tax rate changes or other jurisdictional statutory tax rate changes that could be enacted during the year.

Group performance

Total comprehensive income attributable to shareholders: 4Q20 vs 4Q19

Total comprehensive income attributable to shareholders was USD 1,773 million, compared with negative USD 1,577 million. Net profit attributable to shareholders was USD 1,708 million, compared with USD 722 million, and other comprehensive income (OCI) attributable to shareholders, net of tax, was positive USD 65 million, compared with negative USD 2,299 million.

Foreign currency translation OCI was positive USD 552 million, mainly resulting from the strengthening of the Swiss franc (4%) and the euro (4%) against the US dollar. OCI related to foreign currency translation in the fourth quarter of 2019 was positive USD 380 million.

Defined benefit plan OCI was positive USD 86 million, compared with negative USD 2,015 million. The positive OCI in the fourth quarter of 2020 was mainly due to net tax benefits of USD 49 million, primarily following the remeasurement of deferred tax assets in respect of temporary differences relating to defined benefit plans.

Pre-tax OCI for defined benefit plans was a gain of USD 37 million, primarily driven by the US defined benefit plans which incurred an OCI gain of USD 93 million. This was partly offset by net pre-tax OCI losses of USD 33 million and USD 16 million related to the German and Swiss pension plans, respectively.

The negative defined benefit plan OCI of USD 2,015 million in the fourth quarter of 2019 was mainly driven by our Swiss pension plan, primarily reflecting a reversal of the Swiss plan’s net defined benefit asset that was initially recognized in the third quarter of 2019.

OCI related to cash flow hedges was negative USD 360 million, mainly reflecting the reclassification of net gains on hedging instruments from OCI to the income statement as the hedged forecast cash flows affected profit or loss in the fourth quarter of 2020. In the fourth quarter of 2019, OCI related to cash flow hedges was negative USD 506 million.

OCI related to own credit on financial liabilities designated at fair value was negative USD 211 million, compared with negative USD 147 million, primarily due to a tightening of our own credit spreads in the fourth quarter of 2020.

›   Refer to “Statement of comprehensive income” in the “Consolidated financial information” section of this report for more information

›   Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2019 for more information about OCI related to defined benefit plans

Sensitivity to interest rate movements

As of 31 December 2020, we estimate that a parallel shift in yield curves by +100 basis points could lead to a combined increase in annual net interest income of approximately USD 1.6 billion in Global Wealth Management and Personal & Corporate Banking. A parallel shift in yield curves by –100 basis points could lead to a combined reduction in annual net interest income of approximately USD 0.4 billion.

These estimates are based on a hypothetical scenario of an immediate change in interest rates, equal across all currencies and relative to implied forward rates as of 31 December 2020 applied to our banking book. These estimates further assume no change to balance sheet size and structure, constant foreign exchange rates and no specific management action.

›   Refer to the “Risk management and control” section of this report for information about interest rate risk in the banking book

Key figures and personnel

Below we provide an overview of selected key figures for the Group. For further information about key figures related to capital management, refer to the “Capital management” section of this report.

Cost / income ratio: 4Q20 vs 4Q19

The cost / income ratio was 74.1%, compared with 86.8%, driven by an increase in income and a decrease in expenses. The cost / income ratio is measured based on income before credit loss expenses or releases.

Common equity tier 1 capital: 4Q20 vs 3Q20

During the fourth quarter of 2020, our common equity tier 1 (CET1) capital increased by USD 1.8 billion, mainly due to operating profit before tax of USD 2.1 billion, foreign currency effects of USD 0.6 billion and deferred tax assets on temporary differences of USD 0.3 billion, partly offset by the addition of USD 0.5 billion to our capital reserve for potential future share repurchases, current tax expenses of USD 0.3 billion and accruals for dividends.

Return on CET1 capital: 4Q20 vs 4Q19

The annualized return on CET1 capital (RoCET1) was 17.5%, compared with 8.2%, reflecting an increase in net profit attributable to shareholders, with a partly offsetting effect driven by higher average CET1 capital.

Risk-weighted assets: 4Q20 vs 3Q20

Risk-weighted assets (RWA) increased by USD 6.0 billion to USD 289.1 billion, driven by an increase from currency effects of USD 4.7 billion, as well as an increase from asset size and other movements of USD 4.2 billion, partly offset by reductions related to regulatory add-ons of USD 1.6 billion and model updates of USD 1.4 billion.

Common equity tier 1 capital ratio: 4Q20 vs 3Q20

Our CET1 capital ratio increased from 13.5% to 13.8%, reflecting the aforementioned USD 1.8 billion increase in CET1 capital, partly offset by the aforementioned increase in RWA.

Leverage ratio denominator (excluding temporary exemption from FINMA): 4Q20 vs 3Q20

The leverage ratio denominator (LRD) increased by USD 43 billion to USD 1,037 billion. The increase was primarily driven by currency effects of USD 24 billion and asset size and other movements of USD 18 billion.

Common equity tier 1 leverage ratio (excluding temporary exemption from FINMA): 4Q20 vs 3Q20

Our CET1 leverage ratio increased slightly, from 3.84% to 3.85%, in the fourth quarter of 2020, as the aforementioned increase in CET1 capital more than offset the aforementioned USD 43 billion increase in the LRD.

Going concern leverage ratio (excluding temporary exemption from FINMA): 4Q20 vs 3Q20

Our going concern leverage ratio decreased slightly, from 5.5% to 5.4%, as the USD 1.9 billion increase in total going concern capital was more than offset by the aforementioned USD 43 billion increase in the LRD.

Personnel: 4Q20 vs 3Q20

We employed 71,551 personnel (full-time equivalents) as of 31 December 2020, a net increase of 321 compared with 30 September 2020. This mainly reflects the ongoing insourcing of certain activities from third-party vendors to our Business Solutions Centers.

Return on equity and CET1 capital
	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.20	30.9.20	31.12.19	31.12.20	31.12.19

Net profit
Net profit / (loss) attributable to shareholders	1,708	2,093	722	6,629	4,304

Equity
Equity attributable to shareholders	59,517	59,451	54,501	59,517	54,501
Less: goodwill and intangible assets	6,480	6,428	6,469	6,480	6,469
Tangible equity attributable to shareholders	53,037	53,023	48,032	53,037	48,032
Less: other CET1 deductions	13,071	14,826	12,497	13,071	12,497
Common equity tier 1 capital	39,966	38,197	35,535	39,966	35,535

Returns
Return on equity (%)	11.5	14.4	5.2	11.5	7.9
Return on tangible equity (%)	12.9	16.2	5.9	12.9	9.0
Return on common equity tier 1 capital (%)	17.5	21.9	8.2	17.6	12.4

Net new money and invested assets

Management’s discussion and analysis of net new money and invested assets is provided in the “UBS business divisions and Group Functions” section of this report.

Outlook

Investor sentiment improved in the fourth quarter of 2020, largely on the basis of the strong rebound in economic activity seen through the third quarter, combined with greater optimism regarding the availability and effective distribution of COVID-19 vaccines, as well as continued fiscal and monetary stimulus that contributed to generally more positive views on the timing and extent of a sustainable economic recovery.

However, recent developments, including economic and political situations in some large economies and geopolitical tensions, have again raised questions around the shape and pace of the recovery. The growing numbers of COVID-19 infections and hospitalizations as well as lockdowns and similar measures imposed to control the pandemic add to existing concerns about the shape of the overall recovery and the severity and duration of the effects of the pandemic in certain economic sectors.

In these uncertain times, our clients particularly value expert guidance and we remain focused on supporting them with advice and solutions. We expect our revenues in the first quarter of 2021 to be positively influenced by seasonal factors such as higher client activity, compared with the fourth quarter of 2020. Higher asset prices should have a positive effect on recurring fee income in our asset gathering businesses. However, the continued uncertainty in the environment could affect both asset prices and client activity. While supporting market sentiment, low and persistently negative interest rates and expectations of continuing easy monetary policy will remain headwinds to net interest income sequentially.

With its balance sheet for all seasons and its diversified business model, UBS remains well positioned to drive sustainable long-term value for our clients and shareholders.

UBS business
divisions
and Group Functions

 Management report

Global Wealth Management

Global Wealth Management

Global Wealth Management[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.20	30.9.20	31.12.19	3Q20	4Q19	31.12.20	31.12.19

Results
Net interest income	1,011	962	993	5	2	4,027	3,947
Recurring net fee income[2]	2,468	2,341	2,354	5	5	9,372	9,258
Transaction-based income[3]	776	863	789	(10)	(2)	3,576	3,059
Other income	15	92	23	(84)	(37)	159	110
Income	4,269	4,258	4,160	0	3	17,134	16,373
Credit loss (expense) / release	7	22	(10)	(66)		(88)	(20)
Total operating income	4,277	4,280	4,150	0	3	17,045	16,353
Total operating expenses	3,341	3,223	3,384	4	(1)	12,955	12,955
Business division operating profit / (loss) before tax	936	1,057	766	(11)	22	4,091	3,397

Performance measures and other information
Recurring income[4]	3,479	3,304	3,348	5	4	13,399	13,205
Recurring income as a percentage of income (%)	81.5	77.6	80.5			78.2	80.6
Financial advisor variable compensation[5,6]	955	858	913	11	5	3,589	3,501
Compensation commitments with recruited financial advisors[5,7]	122	122	137	0	(11)	502	542
Pre-tax profit growth (%)	22.2	18.2	134.3			20.4	4.4
Cost / income ratio (%)	78.2	75.7	81.4			75.6	79.1
Average attributed equity (USD billion)[8]	17.7	17.4	16.6	2	7	17.1	16.6
Return on attributed equity (%)[8]	21.1	24.3	18.5			24.0	20.5
Risk-weighted assets (USD billion)[8]	87.2	85.0	78.1	3	12	87.2	78.1
Leverage ratio denominator (USD billion)[8,9]	371.2	346.1	312.7	7	19	371.2	312.7
Goodwill and intangible assets (USD billion)	5.1	5.1	5.1	0	0	5.1	5.1
Net new money (USD billion)	21.1	1.4	(4.7)			43.3	31.6
Invested assets (USD billion)	3,016	2,754	2,635	10	14	3,016	2,635
Net margin on invested assets (bps)[10]	13	16	12	(18)	9	16	14
Gross margin on invested assets (bps)	59	64	65	(7)	(9)	65	66
Client assets (USD billion)[11]	3,382	3,062	2,909	10	16	3,382	2,909
Loans, gross (USD billion)[12]	213.1	201.5	179.3	6	19	213.1	179.3
Customer deposits (USD billion)[12]	348.0	320.8	296.1	8	18	348.0	296.1
Recruitment loans to financial advisors[5]	1,872	1,863	2,053	0	(9)	1,872	2,053
Other loans to financial advisors[5]	697	718	824	(3)	(15)	697	824
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[13,14]	0.4	0.4	0.3			0.4	0.3
Advisors (full-time equivalents)	9,575	9,688	10,077	(1)	(5)	9,575	10,077

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as credit card fees and administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Recurring income consists of net interest income and recurring net fee income.    5 Relates to licensed professionals with the ability to provide investment advice to clients in the Americas.    6 Financial advisor variable compensation consists of formulaic compensation based directly on compensable revenues generated by financial advisors and supplemental compensation calculated on the basis of financial advisor productivity, firm tenure, new assets and other variables.    7 Compensation commitments with recruited financial advisors represent expenses related to compensation commitments granted to financial advisors at the time of recruitment that are subject to vesting requirements.    8 Refer to the “Capital management” section of this report for more information.    9 The leverage ratio denominators as of 31 December 2020 and 30 September 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    10 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    11 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only.    12 Loans and Customer deposits in this table include customer brokerage receivables and payables, respectively, which are presented in a separate reporting line on the balance sheet.    13 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.    14 Excludes loans to financial advisors.

Results: 4Q20 vs 4Q19

Profit before tax increased by USD 170 million, or 22%, to USD 936 million, reflecting higher operating income and lower operating expenses. In the fourth quarter of 2019, profit before tax included a USD 75 million fee received from Personal & Corporate Banking for the shift of USD 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking.

Operating income

Total operating income increased by USD 127 million, or 3%, to USD 4,277 million, mainly driven by higher recurring net fee income, net interest income and credit loss releases.

Net interest income increased by USD 18 million, or 2%, to USD 1,011 million, driven by higher loan revenues as a result of higher loan volumes and margins. This was partly offset by lower deposit revenues, driven by a decrease in margins, mainly as a result of lower US dollar interest rates, despite higher deposit volumes.

Recurring net fee income increased by USD 114 million, or 5%, to USD 2,468 million, driven by the effect of higher average invested assets. This was partly offset by lower margins, mainly due to flows into lower-margin funds and mandates.

Transaction-based income decreased by USD 13 million, or 2%, to USD 776 million, mainly due to the aforementioned fee of USD 75 million received from Personal & Corporate Banking in the fourth quarter of 2019. This was partly offset by higher revenue from equities, driven by continued high levels of client activity and constructive market opportunities.

Net credit loss releases were USD 7 million, compared with net expenses of USD 10 million.

Operating expenses

Total operating expenses decreased by USD 43 million, or 1%, to USD 3,341 million. The decrease was mainly driven by lower costs for professional fees, and travel and marketing as a result of COVID-19-related impacts.

Invested assets: 4Q20 vs 3Q20

Invested assets increased by USD 262 billion, or 10%, to USD 3,016 billion, driven by positive market performance of USD 214 billion, positive currency effects of USD 28 billion and net new money inflows of USD 21 billion.

Net new money of USD 21 billion reflects net inflows in all regions. This was partly driven by two large single inflows of USD 6 billion in EMEA and USD 4 billion in Asia Pacific. Mandate penetration increased to 34.0% from 33.9%, supported by USD 13 billion of net new mandates.

Loans: 4Q20 vs 3Q20

Loans increased by USD 11.6 billion, or 6%, to USD 213.1 billion, primarily driven by net new loans of USD 8.4 billion and USD 3.2 billion from foreign exchange translation. Net new loans were largely driven by an increase in Lombard loans. Loan penetration decreased to 7.1% from 7.3%.

›   Refer to the “Risk management and control” section of this report for more information

Global Wealth Management

Regional breakdown of performance measures
As of or for the quarter ended 31.12.20 USD billion, except where indicated	Americas[1]	Switzerland	EMEA[2]	Asia Pacific	Global Wealth Management[3]
Total operating income (USD million)	2,382	425	888	577	4,277
Total operating expenses (USD million)	1,996	283	647	408	3,341
Operating profit / (loss) before tax (USD million)	386	142	241	169	936
Cost / income ratio (%)	84.1	66.8	72.9	70.5	78.2
Loans, gross	72.5[4]	41.9	48.3	49.8	213.1
Net new loans	3.4	(0.1)	2.3	2.6	8.4
Loan penetration (%)[5]	4.6	15.3	7.9	8.9	7.1
Mandate volume	620	98	236	72	1,026
Net new mandates	8.7	(0.7)	1.7	2.9	12.5
Mandate penetration (%)[5]	39.5	35.7	38.6	12.9	34.0
Invested assets	1,568	273	612	560	3,016
Net new money	1.4	0.8	6.0	13.2	21.1
Advisors (full-time equivalents)	6,305	695	1,573	911	9,575

1 Including business units: United States and Canada; and Latin America.    2 Including business units: Europe; Central and Eastern Europe, Greece and Israel; and Middle East and Africa.    3 Including minor functions, which are not included in the four regions individually presented in this table, with USD 5 million of total operating income, USD 7 million of total operating expenses, USD 2 million of operating loss before tax, USD 0.7 billion of loans, USD 0.1 billion of net new loan inflows, USD 0.3 billion of mandate volume, USD 0.1 billion of net new mandate outflows, USD 3 billion of invested assets, USD 0.3 billion of net new money outflows and 92 advisors in the fourth quarter of 2020.    4 Loans include customer brokerage receivables, which are presented in a separate reporting line on the balance sheet.    5 Penetration as a percentage of invested assets.

Regional comments 4Q20 vs 4Q19, except where indicated

Americas

Profit before tax increased by USD 135 million to USD 386 million. Operating income increased by USD 88 million to USD 2,382 million, mainly driven by higher recurring net fee income as a result of higher average invested assets, credit loss releases, and higher transaction-based income. This was partly offset by lower net interest income, mainly due to US dollar rate headwinds. The cost / income ratio decreased from 88.7% to 84.1%. Loans increased 5% compared with the third quarter of 2020, to USD 72 billion, reflecting USD 3.4 billion of net new loans. Mandate penetration increased sequentially from 39.2% to 39.5%.

Switzerland

Profit before tax increased by USD 7 million to USD 142 million. Operating income increased by USD 26 million to USD 425 million, mainly driven by higher net interest income, reflecting higher loan revenues, and higher recurring net fee income, as a result of higher average invested assets. The cost / income ratio increased from 66.2% to 66.8%. Loans increased 4% compared with the third quarter of 2020, to USD 42 billion, reflecting foreign currency effects. Mandate penetration decreased sequentially from 35.9% to 35.7%.

EMEA

Profit before tax increased by USD 15 million to USD 241 million. Operating income increased by USD 35 million to USD 888 million, mainly driven by recurring net fee income, reflecting higher average invested assets, net interest income and transaction-based income. The cost / income ratio decreased from 73.5% to 72.9%. Loans increased 9% compared with the third quarter of 2020, to USD 48 billion, reflecting USD 2.3 billion of net new loans and foreign currency effects. Mandate penetration increased sequentially from 38.5% to 38.6%.

Asia Pacific

Profit before tax increased by USD 95 million to USD 169 million. Operating income increased by USD 60 million to USD 577 million, mainly driven by transaction-based income and recurring net fee income, as a result of higher average invested assets. The cost / income ratio decreased from 85.6% to 70.5%. Loans increased 6% compared with the third quarter of 2020, to USD 50 billion, reflecting USD 2.6 billion of net new loans. Mandate penetration increased sequentially from 12.8% to 12.9%.

Personal & Corporate Banking

Personal & Corporate Banking – in Swiss francs[1]
	As of or for the quarter ended			% change from		As of or for the year ended
CHF million, except where indicated	31.12.20	30.9.20	31.12.19	3Q20	4Q19	31.12.20	31.12.19

Results
Net interest income	455	472	494	(4)	(8)	1,916	1,980
Recurring net fee income[2]	177	170	164	4	8	676	634
Transaction-based income[3]	230	264	189	(13)	22	985	1,041
Other income	14	29	14	(50)	3	74	60
Income	876	935	861	(6)	2	3,650	3,714
Credit loss (expense) / release	20	(84)	7		179	(243)	(22)
Total operating income	896	850	868	5	3	3,407	3,692
Total operating expenses	578	545	562	6	3	2,233	2,259
Business division operating profit / (loss) before tax	318	305	306	4	4	1,175	1,433

Performance measures and other information
Average attributed equity (CHF billion)[4]	8.2	8.2	8.4	0	(3)	8.3	8.4
Return on attributed equity (%)[4]	15.5	14.9	14.5			14.1	17.1
Pre-tax profit growth (%)	4.1	(13.4)	(52.4)			(18.0)	(18.6)
Cost / income ratio (%)	66.0	58.3	65.3			61.2	60.8
Net interest margin (bps)	133	139	149			142	150
Risk-weighted assets (CHF billion)[4]	63.8	64.8	65.0	(1)	(2)	63.8	65.0
Leverage ratio denominator (CHF billion)[4,5]	219.9	216.6	217.1	2	1	219.9	217.1
Business volume for Personal Banking (CHF billion)	179	175	168	2	6	179	168
Net new business volume for Personal Banking (CHF billion)	2.1	2.4	1.1			11.6	7.3
Net new business volume growth for Personal Banking (%)[6]	4.8	5.6	2.8			6.9	4.7
Active Digital Banking clients in Personal Banking (%)[7]	68.1	66.3	63.3			66.1	62.1
Active Digital Banking clients in Corporate & Institutional Clients (%)[8]	78.8	77.8	77.2			77.9	76.4
Mobile Banking log-in share in Personal Banking (%)[9]	70.3	69.8	64.9			68.0	61.9
Client assets (CHF billion)[10]	702	678	685	4	2	702	685
Loans, gross (CHF billion)	136.4	136.6	132.2	0	3	136.4	132.2
Customer deposits (CHF billion)	161.1	157.0	150.5	3	7	161.1	150.5
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.9	92.2	92.6			92.9	92.6
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.1	1.1	1.1			1.1	1.1

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominators as of 31 December 2020 and 30 September 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 “Clients” refers to the number of unique business relationships operated by Personal Banking and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers in a digital banking contract). Excluded are persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. In the fourth quarter of 2020, 85.7% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    8 “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract). Excluded are clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities.    9 Mobile Banking app log-ins as a percentage of total log-ins via E-Banking and Mobile Banking app in Personal Banking (if a digital banking contract is linked to multiple business relationships, the log-in is attributed to the business relationship with the most banking products in use).    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only. Net new money is not measured for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Personal & Corporate Banking

Results: 4Q20 vs 4Q19

Profit before tax increased by CHF 12 million, or 4%, to CHF 318 million, reflecting higher income and credit loss releases, partly offset by higher operating expenses. In the fourth quarter of 2019, profit before tax included a CHF 73 million fee paid to Global Wealth Management for the shift of CHF 6 billion of business volume from Global Wealth Management to Personal & Corporate Banking.

Operating income

Total operating income increased by CHF 28 million, or 3%, to CHF 896 million, reflecting higher transaction-based income as a result of the aforementioned fee paid to Global Wealth Management, higher recurring net fee income and credit loss releases. This was partly offset by lower net interest income.

Net interest income decreased by CHF 39 million to CHF 455 million, mainly driven by lower deposit revenues, mainly reflecting a decrease in margins due to the ongoing low interest rate environment.

Recurring net fee income increased by CHF 13 million to CHF 177 million, partly reflecting higher custody fees.

Transaction-based income increased by CHF 41 million to CHF 230 million, mainly due to the fourth quarter of 2019 including the aforementioned fee of CHF 73 million paid to Global Wealth Management. This was partly offset by lower revenue from credit card and foreign exchange transactions, reflecting lower spending on travel and leisure by clients due to the COVID-19 pandemic.

Other income was unchanged at CHF 14 million.

Net credit loss releases for the fourth quarter of 2020 were CHF 20 million, compared with net releases of CHF 7 million.

Operating expenses

Total operating expenses increased by CHF 16 million, or 3%, to CHF 578 million, mainly driven by higher expenses for technology and operations.

Personal & Corporate Banking – in US dollars[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.20	30.9.20	31.12.19	3Q20	4Q19	31.12.20	31.12.19

Results
Net interest income	503	517	501	(3)	0	2,049	1,992
Recurring net fee income[2]	196	186	167	5	17	725	638
Transaction-based income[3]	255	288	191	(12)	33	1,054	1,045
Other income	16	32	14	(50)	13	79	60
Income	970	1,023	873	(5)	11	3,908	3,736
Credit loss (expense) / release	22	(92)	8		182	(257)	(21)
Total operating income	992	931	881	7	13	3,651	3,715
Total operating expenses	640	596	571	7	12	2,392	2,274
Business division operating profit / (loss) before tax	353	335	310	5	14	1,259	1,441

Performance measures and other information
Average attributed equity (USD billion)[4]	9.0	9.0	8.5	1	6	8.9	8.4
Return on attributed equity (%)[4]	15.6	14.9	14.5			14.2	17.1
Pre-tax profit growth (%)	13.6	(5.6)	(51.8)			(12.6)	(19.7)
Cost / income ratio (%)	66.0	58.3	65.4			61.2	60.9
Net interest margin (bps)	133	142	149			143	149
Risk-weighted assets (USD billion)[4]	72.1	70.3	67.1	3	7	72.1	67.1
Leverage ratio denominator (USD billion)[4,5]	248.3	235.1	224.2	6	11	248.3	224.2
Business volume for Personal Banking (USD billion)	202	190	174	6	16	202	174
Net new business volume for Personal Banking (USD billion)	2.3	2.7	1.1			12.3	7.3
Net new business volume growth for Personal Banking (%)[6]	4.8	5.8	2.7			7.1	4.6
Active Digital Banking clients in Personal Banking (%)[7]	68.1	66.3	63.3			66.1	62.1
Active Digital Banking clients in Corporate & Institutional Clients (%)[8]	78.8	77.8	77.2			77.9	76.4
Mobile Banking log-in share in Personal Banking (%)[9]	70.3	69.8	64.9			68.0	61.9
Client assets (USD billion)[10]	793	736	708	8	12	793	708
Loans, gross (USD billion)	154.0	148.3	136.6	4	13	154.0	136.6
Customer deposits (USD billion)	181.9	170.5	155.5	7	17	181.9	155.5
Secured loan portfolio as a percentage of total loan portfolio, gross (%)	92.9	92.2	92.6			92.9	92.6
Impaired loan portfolio as a percentage of total loan portfolio, gross (%)[11]	1.1	1.1	1.1			1.1	1.1

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Recurring net fee income consists of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, as well as administrative fees for accounts.    3 Transaction-based income consists of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, and credit card fees, as well as fees for payment and foreign exchange transactions, together with other net income from financial instruments measured at fair value through profit or loss.    4 Refer to the “Capital management” section of this report for more information.    5 The leverage ratio denominators as of 31 December 2020 and 30 September 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    6 Calculated as net new business volume for the period (annualized as applicable) divided by business volume at the beginning of the period.    7 “Clients” refers to the number of unique business relationships operated by Personal Banking and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers in a digital banking contract). Excluded are persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities. In the fourth quarter of 2020, 85.7% of clients of Personal Banking were “activated users” of Digital Banking (i.e., clients who had logged into Digital Banking at least once in the course of their relationship with UBS).    8 “Clients” refers to the number of unique business relationships or legal entities operated by Corporate & Institutional Clients and “active” means at least one log-in within the past month (log-in time stamp is allocated to all business relationship numbers or per legal entity in a digital banking contract). Excluded are clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities.    9 Mobile Banking app log-ins as a percentage of total log-ins via E-Banking and Mobile Banking app in Personal Banking (if a digital banking contract is linked to multiple business relationships, the log-in is attributed to the business relationship with the most banking products in use).    10 Client assets are composed of invested assets and other assets held purely for transactional purposes or custody only. Net new money is not measured for Personal & Corporate Banking.    11 Refer to the “Risk management and control” section of this report for more information about (credit-)impaired exposures.

Asset Management

Asset Management

Asset Management[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.20	30.9.20	31.12.19	3Q20	4Q19	31.12.20	31.12.19

Results
Net management fees[2]	518	505	455	3	14	1,950	1,778
Performance fees	255	88	96	190	167	455	160
Net gain from disposal of subsidiary		571				571
Credit loss (expense) / release	0	(2)	0	(90)		(2)	0
Total operating income	774	1,162	551	(33)	40	2,974	1,938
Total operating expenses	372	423	371	(12)	0	1,519	1,406
Business division operating profit / (loss) before tax	401	739	180	(46)	123	1,455	532

Performance measures and other information
Average attributed equity (USD billion)[3]	2.1	2.0	1.8	7	20	2.0	1.8
Return on attributed equity (%)[3]	74.9	147.5	40.3			74.2	29.7
Pre-tax profit growth (%)	123.1	494.9	69.7			173.6	24.9
Cost / income ratio (%)	48.1	36.3	67.4			51.0	72.6
Risk-weighted assets (USD billion)[3]	6.9	5.9	4.6	17	51	6.9	4.6
Leverage ratio denominator (USD billion)[3,4]	5.8	6.5	5.0	(10)	17	5.8	5.0
Goodwill and intangible assets (USD billion)	1.2	1.2	1.4	2	(9)	1.2	1.4
Net margin on invested assets (bps)[5]	15	31	8	(50)	90	16	6
Gross margin on invested assets (bps)	30	49	25	(39)	19	32	23

Information by business line / asset class
Net new money (USD billion)
Equities[6]	25.1	19.9	9.5			65.1	30.9
Fixed Income	(12.0)	(13.4)	(9.4)			7.3	(9.2)
of which: money market	(15.8)	(11.9)	(5.0)			(7.4)	5.2
Multi-asset & Solutions[6]	7.7	(1.5)	(0.2)			6.6	(2.0)
Hedge Fund Businesses	0.7	1.0	(0.5)			(1.1)	(3.2)
Real Estate & Private Markets	0.6	(0.1)	0.2			2.3	1.3
Total net new money	22.2	6.0	(0.4)			80.1	17.8
of which: net new money excluding money markets	38.0	17.9	4.6			87.5	12.6

Invested assets (USD billion)
Equities[6]	506	420	374	20	35	506	374
Fixed Income	274	279	253	(2)	8	274	253
of which: money market	97	112	102	(13)	(4)	97	102
Multi-asset & Solutions[6]	172	148	148	16	16	172	148
Hedge Fund Businesses	48	43	42	11	14	48	42
Real Estate & Private Markets	93	90	86	4	8	93	86
Total invested assets	1,092	980	903	11	21	1,092	903
of which: passive strategies	457	390	374	17	22	457	374

Information by region
Invested assets (USD billion)
Americas	254	241	206	6	24	254	206
Asia Pacific	181	166	155	9	16	181	155
Europe, Middle East and Africa (excluding Switzerland)	294	244	236	21	25	294	236
Switzerland	363	329	306	10	19	363	306
Total invested assets	1,092	980	903	11	21	1,092	903

Information by channel
Invested assets (USD billion)
Third-party institutional	648	586	552	11	17	648	552
Third-party wholesale	128	111	98	15	31	128	98
UBS’s wealth management businesses	316	282	253	12	25	316	253
Total invested assets	1,092	980	903	11	21	1,092	903

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Net management fees include transaction fees, fund administration revenues (including net interest and trading income from lending activities and foreign exchange hedging as part of the fund services offering), gains or losses from seed money and co-investments, funding costs, and other items that are not performance fees.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominators as of 31 December 2020 and 30 September 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID‑19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    5 Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.    6 Comparative figures have been restated as a result of an adjustment in asset classification, effective as of 1 April 2020, in order to better reflect the underlying nature of certain assets, following an internal asset reporting review in light of the evolution of our separately managed accounts initiative in the US with Global Wealth Management. The restatement had no effect on total net new money and no effect on total invested assets. It resulted in an increase of USD 7 billion, or 2%, in invested assets in Equities and a decrease of USD 7 billion, or 5%, in invested assets in Multi-asset & Solutions in the fourth quarter of 2019.

Results: 4Q20 vs 4Q19

Profit before tax increased by USD 221 million, or 123%, to USD 401 million, reflecting positive operating leverage, with higher operating income and flat expenses.

Operating income

Total operating income increased by USD 223 million, or 40%, to USD 774 million.

Net management fees increased by USD 63 million, or 14%, to USD 518 million, mainly resulting from a higher average invested asset base, reflecting a combination of continued net new money generation during 2020, a constructive market backdrop and positive currency translation effects.

Performance fees increased by USD 159 million to USD 255 million, mainly driven by increases in our Hedge Fund Businesses, reflecting both strong investment performance in a constructive market environment and annual performance fee recognition for certain products.

Operating expenses

Total operating expenses were virtually flat at USD 372 million.

Invested assets: 4Q20  vs 3Q20

Invested assets increased by USD 112 billion to USD 1,092 billion, reflecting positive market performance of USD 66 billion, positive foreign currency translation effects of USD 24 billion and net new money inflows of USD 22 billion. Excluding money market flows, net new money inflows were USD 38 billion.

Investment Bank

Investment Bank

Investment Bank[1,2]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.20	30.9.20	31.12.19	3Q20	4Q19	31.12.20	31.12.19

Results
Advisory	190	152	144	26	32	634	707
Capital Markets	478	500	357	(4)	34	1,744	1,230
Global Banking	669	651	502	3	33	2,378	1,937
Execution & Platform	428	418	343	2	25	1,857	1,430
Derivatives & Solutions	660	1,017	472	(35)	40	3,609	2,374
Financing	346	413	370	(16)	(7)	1,674	1,557
Global Markets	1,433	1,849	1,185	(22)	21	7,141	5,362
of which: Equities	1,065	1,315	835	(19)	28	4,502	3,799
of which: Foreign Exchange, Rates and Credit	368	533	350	(31)	5	2,638	1,563
Income	2,102	2,500	1,687	(16)	25	9,519	7,299
Credit loss (expense) / release	(91)	(15)	(6)	513		(305)	(30)
Total operating income	2,011	2,485	1,681	(19)	20	9,214	7,269
Total operating expenses	1,482	1,853	1,703	(20)	(13)	6,732	6,485
Business division operating profit / (loss) before tax	529	632	(22)	(16)		2,482	784

Performance measures and other information
Pre-tax profit growth (%)		267.5				216.6	(47.3)
Average attributed equity (USD billion)[3]	12.6	12.7	12.3	(1)	3	12.6	12.3
Return on attributed equity (%)[3]	16.8	19.9	(0.7)			19.7	6.4
Cost / income ratio (%)	70.5	74.1	101.0			70.7	88.9
Risk-weighted assets (USD billion)[3]	94.3	92.3	81.1	2	16	94.3	81.1
Return on risk-weighted assets, gross (%)	9.0	10.5	7.9			10.0	8.2
Leverage ratio denominator (USD billion)[3,4]	315.5	312.6	293.2	1	8	315.5	293.2
Return on leverage ratio denominator, gross (%)[5]	2.7	3.2	2.3			3.1	2.5
Goodwill and intangible assets (USD billion)	0.2	0.2	0.0	7		0.2	0.0
Average VaR (1-day, 95% confidence, 5 years of historical data)	9	12	7	(22)	28	12	9

1 Comparative figures in this table have been restated to reflect the new structure of the Investment Bank, split into Global Banking and Global Markets. Global Banking has two product verticals: Capital Markets and Advisory. Global Markets combines Equities and Foreign Exchange, Rates and Credit (FRC), with three product verticals: Execution & Platform, Derivatives & Solutions, and Financing.    2 Comparatives may additionally differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    3 Refer to the “Capital management” section of this report for more information.    4 The leverage ratio denominators as of 31 December 2020 and 30 September 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    5 Leverage ratio denominators used for the return calculations for the respective periods in 2020 do not reflect the effects of the temporary exemption referred to in footnote 4.

Results: 4Q20 vs 4Q19

Profit before tax was USD 529 million, compared with a loss before tax of USD 22 million. This was driven by higher operating income and lower operating expenses.

Operating income

Total operating income increased by USD 330 million, or 20%, to USD 2,011 million, reflecting higher revenues in Global Markets and Global Banking, partly offset by higher credit loss expenses.

Global Banking

Global Banking revenues increased by USD 167 million, or 33%, to USD 669 million, reflecting higher Capital Markets and Advisory revenues.

Advisory revenues increased by USD 46 million, or 32%, to USD 190 million, mainly driven by higher revenues from merger and acquisition transactions, against an 8% increase in the global fee pool, as well as an increase from other advisory transactions.

Capital Markets revenues increased by USD 121 million, or 34%, to USD 478 million, primarily due to an increase of USD 125 million, or 102%, in Equity Capital Markets revenues, compared with an increase in the global fee pool of 119%, as well as a revenue increase in Leveraged Capital Markets. This was partly offset by net mark-to-market losses of USD 43 million in a portfolio of hedging instruments used to hedge the Investment Bank’s lending and leveraged loan portfolio, as credit spreads tightened.

Global Markets

Global Markets revenues increased by USD 248 million, or 21%, to USD 1,433 million, primarily driven by higher client activity levels, particularly across equity derivatives, cash equities and credit product lines.

Execution & Platform revenues increased by USD 85 million, or 25%, to USD 428 million, mainly driven by higher client activity levels in cash equities products.

Derivatives & Solutions revenues increased by USD 188 million, or 40%, to USD 660 million, reflecting higher client activity levels and a constructive market environment across equity derivatives and credit.

Financing revenues decreased by USD 24 million, or 7%, to USD 346 million.

Of which: Equities

Equities revenues increased by USD 230 million, or 28%, to USD 1,065 million, mainly reflecting increased client activity levels in equity derivatives and cash equities products.

Of which: Foreign Exchange, Rates and Credit

Foreign Exchange, Rates and Credit revenues increased by USD 18 million, or 5%, to USD 368 million, mainly driven by Credit, reflecting a constructive market environment.

Credit loss expense / release

Net credit loss expenses were USD 91 million, compared with net expenses of USD 6 million. Total net credit loss expenses included USD 64 million related to an exposure to a client in the travel sector that became impaired during the quarter.

Operating expenses

Total operating expenses decreased by USD 221 million, or 13%, to USD 1,482 million, mainly due to the fourth quarter of 2019 including USD 110 million of goodwill write-down. The decrease was also driven by lower personnel expenses (largely due to the fourth quarter of 2019 including restructuring expenses) and lower expenses for provisions for litigation, regulatory and similar matters. The fourth quarter of 2020 also included an expense for the UK bank levy of USD 25 million, compared with an expense of USD 46 million in the fourth quarter of 2019.

Risk-weighted assets and leverage ratio denominator: 4Q20 vs 3Q20

Risk-weighted assets

Total risk-weighted assets (RWA) increased by USD 2 billion, or 2%, to USD 94 billion.

›   Refer to the “Capital management” section of this report for more information

Leverage ratio denominator

The leverage ratio denominator increased by USD 3 billion, or 1%, to USD 316 billion, mainly reflecting higher on-balance sheet exposures due to an increase in trading assets, partly offset by securities financing transactions.

›   Refer to the “Capital management” and “Balance sheet, liquidity and funding management” sections of this report for more information

Group Functions

Group Functions

Group Functions[1]
	As of or for the quarter ended			% change from		As of or for the year ended
USD million, except where indicated	31.12.20	30.9.20	31.12.19	3Q20	4Q19	31.12.20	31.12.19

Results
Total operating income	63	78	(211)	(19)		(494)	(385)
Total operating expenses	225	262	95	(14)	137	567	192
Operating profit / (loss) before tax	(161)	(184)	(306)	(12)	(47)	(1,060)	(577)
of which: Group Treasury	(42)	23	(100)		(59)	(341)	(69)
of which: Non-core and Legacy Portfolio	69	(50)	(68)			(269)	(84)
of which: Group Services	(189)	(157)	(137)	20	38	(450)	(424)

Additional information
Risk-weighted assets (USD billion)[2]	28.7	29.6	28.3	(3)	1	28.7	28.3
Leverage ratio denominator (USD billion)[2,3]	96.2	94.0	76.2	2	26	96.2	76.2

1 Comparatives may differ as a result of adjustments following organizational changes, restatements due to the retrospective adoption of new accounting standards or changes in accounting policies, and events after the reporting period.    2 Refer to the “Capital management” section of this report for more information.    3 The leverage ratio denominators as of 31 December 2020 and 30 September 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.

Results: 4Q20 vs 4Q19

Group Functions recorded a loss before tax of USD 161 million, compared with a loss of USD 306 million.

Group Treasury

The Group Treasury result was negative USD 42 million, compared with negative USD 100 million.

This included income of net USD 39 million from accounting asymmetries, including hedge accounting ineffectiveness, compared with income of net negative USD 81 million.

Income related to centralized Group Treasury risk management services was negative USD 51 million, compared with positive USD 4 million.

Operating expenses decreased to USD 21 million from USD 22 million.

Non-core and Legacy Portfolio

The Non-core and Legacy Portfolio result was positive USD 69 million, compared with negative USD 68 million. This result was mainly due to valuation gains of USD 134 million on our USD 1.5 billion portfolio of auction rate securities (ARS). Our remaining exposures to ARS were all rated investment grade as of 31 December 2020.

Credit loss expenses were USD 4 million in the fourth quarter of 2020.

Group Services

The Group Services result was negative USD 189 million, compared with negative USD 137 million. This was mainly due to an impairment of internally generated software of USD 67 million resulting from a decision to not proceed with an internal business transfer from UBS Switzerland AG to UBS AG, and real estate costs in relation to early lease terminations. These items were partly offset by lower funding costs related to deferred tax assets.

Risk, treasury and capital management

Management report

Table of contents

31	Risk management and control
31	Credit risk
34	Market risk
35	Country risk
35	Operational risk

36	Balance sheet, liquidity and funding management
36	Strategy, objectives and governance
36	Assets and liquidity management
37	Liabilities and funding management
39	Off-balance sheet

40	Capital management
41	Swiss SRB requirements and information
44	Total loss-absorbing capacity
48	Risk-weighted assets
50	Leverage ratio denominator
52	Equity attribution and return on attributed equity
53	UBS shares

Risk management and control

This section provides information about key developments during the reporting period and should be read in conjunction with the “Risk management and control” section of our Annual Report 2019.

The outbreak of COVID-19 and the associated market turbulences have caused widespread economic disruption. The related effects on credit risk, market risk, country risk and operational risk in the fourth quarter of 2020 are reflected in the following sections.

›   Refer to the “Recent developments” section of this report for more information about the COVID-19 pandemic

Credit risk

Credit loss expense / release

Total net credit loss expenses were USD 66 million in the fourth quarter of 2020, reflecting a USD 33 million release of credit losses related to stage 1 and 2 positions and USD 99 million of credit loss expenses related to credit-impaired (stage 3) positions. Total net credit loss expenses included USD 64 million in the Investment Bank related to an exposure to a client in the travel sector that became impaired during the quarter.

›   Refer to “Expected credit loss measurement” in the “Consolidated financial information” section of this report for more information about credit loss expense / release

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.12.20
Stages 1 and 2	8	7	0	18	0	33
Stage 3	(1)	15	0	(108)	(4)	(99)
Total credit loss (expense) / release	7	22	0	(91)	(5)	(66)

For the quarter ended 30.9.20
Stages 1 and 2	0	(21)	0	12	0	(8)
Stage 3	21	(71)	(2)	(27)	(2)	(81)
Total credit loss (expense) / release	22	(92)	(2)	(15)	(2)	(89)

Risk management and control

Overall banking products exposures

Overall banking products exposure increased by USD 28 billion to USD 639 billion as of 31 December 2020. USD 18 billion is due to loans and advances to customers, USD 9 billion due to balances at central banks and USD 1 billion due to loans and advances to banks, with a partly offsetting USD 1 billion reduction in loan commitments and guarantees.

Credit-impaired gross exposure increased by USD 198 million to USD 3,778 million as of 31 December 2020. The increase stemmed mainly from the same Investment Bank counterparty in the travel sector mentioned in the credit loss expense / release section above.

In Personal & Corporate Banking, loans and advances to customers increased by USD 5.7 billion, mainly driven by the effects of the US dollar depreciating against the Swiss franc on a mostly Swiss franc-denominated portfolio. In Global Wealth Management, the USD 11.4 billion increase in loans and advances to customers was mainly driven by higher volumes of Lombard loans in the US, Switzerland and Asia Pacific. In the Investment Bank, loans and advances to customers increased by USD 1.2 billion.

Exposure related to traded products remained mostly unchanged, with an increase of USD 0.5 billion during the fourth quarter of 2020.

Committed credit facilities

Committed credit facilities and client drawings against these remained stable in the fourth quarter of 2020. We manage our credit risk on the aggregate of drawn and committed undrawn credit facilities and model full drawing of committed facilities in our stress testing framework.

Loan underwriting

In the Investment Bank, new loan underwriting activity levels and distributions continued to be robust during the fourth quarter of 2020. As of 31 December 2020, mandated loan underwriting commitments totaled USD 4.9 billion on a notional basis (compared with USD 7.0 billion as of 30 September 2020).
As of 31 December 2020, USD 0.5 billion of commitments had not yet been distributed as originally planned.

Loan underwriting exposures are held for trading, with fair values reflecting the market conditions at the end of the quarter. Credit hedges are in place to help protect against fair value movements in the portfolio.

Swiss mortgage portfolio

Of our total Swiss real estate portfolio of USD 170 billion, USD 153 billion related to Swiss residential real estate, USD 6 billion to commercial retail and office real estate, and a further USD 10 billion to industrial and other real estate.

The residential portfolio consists of USD 127 billion for single-family homes (average LTV of 54%) and USD 26 billion in residential income-producing real estate (average LTV of 52%). In addition, we are carefully monitoring the level of risk in our Swiss commercial retail and office real estate portfolio (average LTV of 45%) and its resilience to the economic impact of COVID‑19.

›   Refer to the “Risk management and control” section of our Annual Report 2019 for more information about our Swiss mortgage portfolio

Exposure to the Swiss economy and Swiss corporates

Within Personal & Corporate Banking, risks related to our exposures to certain industry sectors have increased due to the measures taken in relation to the COVID-19 pandemic. Industries in focus with a negative outlook include tourism and media. Retail; culture, sports and education; and watches remain in focus but to a lesser degree. Our exposure to the tourism sector (including hotels, restaurants and transport) totaled USD 2.1 billion as of 31 December 2020, with hotels accounting for USD 1.0 billion of this exposure. Our other exposures included: USD 1.7 billion to the retail sector; USD 1.0 billion to the culture, sports and education sector; USD 0.3 billion to the media sector; and USD 0.2 billion to the watch sector. Apart from a few large counterparties, our exposures within these sectors are highly diversified across Switzerland.

Banking and traded products exposure in our business divisions and Group Functions
	31.12.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	300,368	227,139	3,374	56,237	52,199	639,317
of which: loans and advances to customers (on-balance sheet)	208,324	153,975	1	13,964	4,324	380,589
of which: guarantees and loan commitments (off-balance sheet)	10,153	28,814	0	15,936	3,550	58,453
Traded products[2,3]
Gross exposure	9,919	1,201	0	40,215		51,335
of which: over-the-counter derivatives	6,946	1,182	0	11,236		19,364
of which: securities financing transactions	0	0	0	21,753		21,753
of which: exchange-traded derivatives	2,973	19	0	7,227		10,218
Other credit lines, gross[4]	12,201	24,950	0	2,952	31	40,134

Total credit-impaired exposure, gross (stage 3)	1,324	1,997	0	450	7	3,778
Total allowances and provisions for expected credit losses (stages 1 to 3)	318	842	1	298	10	1,468
of which: stage 1	103	130	0	70	3	306
of which: stage 2	54	216	0	63	0	333
of which: stage 3 (allowances and provisions for credit-impaired exposures)	160	497	1	165	6	829

	30.9.20
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
Banking products[1]
Gross exposure	279,856	215,764	3,760	63,933	48,499	611,812
of which: loans and advances to customers (on-balance sheet)	196,961	148,309	1	12,728	4,130	362,129
of which: guarantees and loan commitments (off-balance sheet)	9,408	27,994	0	18,769	3,052	59,224
Traded products[2,3]
Gross exposure	10,661	1,084	0	39,052		50,798
of which: over-the-counter derivatives	7,691	1,017	0	10,500		19,209
of which: securities financing transactions	0	0	0	21,303		21,303
of which: exchange-traded derivatives	2,970	67	0	7,249		10,286
Other credit lines, gross[4]	11,781	23,785	0	3,282	69	38,917

Total credit-impaired exposure, gross (stage 3)	1,367	1,923	1	218	72	3,580
Total allowances and provisions for expected credit losses (stages 1 to 3)	330	904	1	252	63	1,550
of which: stage 1	96	128	0	69	3	296
of which: stage 2	67	212	0	81	0	360
of which: stage 3 (allowances and provisions for credit-impaired exposures)	167	564	1	103	60	894

1 IFRS 9 gross exposure including other financial assets at amortized cost, but excluding cash, receivables from securities financing transactions, cash collateral receivables on derivative instruments, financial assets at FVOCI, irrevocable committed prolongation of existing loans and unconditionally revocable committed credit lines and forward starting reverse repurchase and securities borrowing agreements.    2 Internal management view of credit risk, which differs in certain respects from IFRS.    3 As counterparty risk for traded products is managed at counterparty level, no further split between exposures in the Investment Bank and Group Functions is provided.    4 Unconditionally revocable committed credit lines.

Global Wealth Management and Personal & Corporate Banking loans and advances to customers, gross
	Global Wealth Management		Personal & Corporate Banking
USD million	31.12.20	30.9.20	31.12.20	30.9.20
Secured by residential property	60,021	58,191	111,554	107,950
Secured by commercial / industrial property[1]	3,273	2,890	19,623	18,942
Secured by cash	22,722	19,980	2,860	1,562
Secured by securities	104,652	98,774	2,003	1,817
Secured by guarantees and other collateral	15,605	15,389	6,942	6,396
Unsecured loans and advances to customers	2,051	1,737	10,994	11,641
Total loans and advances to customers, gross	208,324	196,961	153,975	148,309
Allowances	(190)	(198)	(676)	(736)
Total loans and advances to customers, net of allowances	208,134	196,763	153,299	147,573
1 Includes exposures with mixed collateral as security, where the primary purpose of the loan is not to finance a specific property.

Risk management and control

Market risk

We continued to maintain generally low levels of management value-at-risk (VaR). Average management VaR (1‑day, 95% confidence level) decreased to USD 11 million from USD 13 million at the end of the third quarter of 2020, due to markets being less volatile.

There were no Group VaR negative backtesting exceptions in the fourth quarter of 2020, and the total number of negative backtesting exceptions within the most recent 250-business-day window remained at 3. The Swiss Financial Market Supervisory Authority (FINMA) VaR multiplier derived from backtesting exceptions for market risk risk-weighted assets remained unchanged compared with the prior quarter, at 3.0.

Management value-at-risk (1-day, 95% confidence, 5 years of historical data) of our business divisions and Group Functions by general market risk type[1]
					Average by risk type
USD million	Min.	Max.	Period end	Average	Equity	Interest rates	Credit spreads	Foreign exchange	Commodities
Global Wealth Management	0	2	1	1	0	1	1	0	0
Personal & Corporate Banking	0	0	0	0	0	0	0	0	0
Asset Management	0	0	0	0	0	0	0	0	0
Investment Bank	7	12	10	9	7	8	8	3	3
Group Functions	5	7	6	6	0	4	4	1	0
Diversification effect[2,3]			(8)	(6)	0	(5)	(6)	(1)	0
Total as of 31.12.20	8	14	11	11	7	8	8	3	3
Total as of 30.9.20	9	17	11	13	10	8	7	4	4

1 Statistics at individual levels may not be summed to deduce the corresponding aggregate figures. The minima and maxima for each level may occur on different days, and, likewise, the VaR for each business line or risk type, being driven by the extreme loss tail of the corresponding distribution of simulated profits and losses for that business line or risk type, may well be driven by different days in the historical time series, rendering invalid the simple summation of figures to arrive at the aggregate total.    2 The difference between the sum of the standalone VaR for the business divisions and Group Functions and the VaR for the Group as a whole.    3 As the minima and maxima for different business divisions and Group Functions occur on different days, it is not meaningful to calculate a portfolio diversification effect.

As of 31 December 2020, the interest rate sensitivity of our banking book to a +1-basis-point parallel shift in yield curves was negative USD 27.2 million, compared with negative USD 26.8 million as of 30 September 2020. The change in the interest rate sensitivity was driven by a slightly longer euro equity duration, partially offset by the increase in US dollar long-term market rates. The reported interest rate sensitivity excludes the additional tier 1 (AT1) capital instruments as per FINMA Pillar 3 disclosure requirements, with a sensitivity of USD 4.2 million per basis point, and our equity, goodwill and real estate, with a modeled sensitivity of USD 22.2 million per basis point, of which USD 5.6 million and USD 15.9 million are attributable to the Swiss franc and the US dollar portfolios, respectively.

The most adverse of the six FINMA interest rate scenarios would be the “Parallel up” scenario, which would result in a change in the economic value of equity of negative USD 5.6 billion, representing a pro forma reduction of 10.0% of tier 1 capital, which would be well below the regulatory outlier test of 15% of tier 1 capital. The immediate effect of the “Parallel up” scenario on tier 1 capital as of 31 December 2020 would be a reduction of 1.2%, or USD 0.7 billion, arising from the part of our banking book that is measured at fair value through profit or loss and from the financial assets measured at fair value through other comprehensive income. This scenario would, however, have a positive effect on net interest income.

›   Refer to “Interest rate risk in the banking book” in the “Market risk” section of our Annual Report 2019 for more information about the management of interest rate risk in the banking book

›   Refer to “Sensitivity to interest rate movements” in the “Group performance” section of this report for more information about the effects of increases in interest rates on the equity, capital and net interest income of Global Wealth Management and Personal & Corporate Banking

Interest rate risk – banking book
USD million	+1 bp	Parallel up1	Parallel down[1]	Steepener[2]	Flattener[3]	Short-term up4	Short-term down[5]
CHF	(5.2)	(735.8)	832.3	(369.6)	225.5	(74.5)	79.0
EUR	(0.9)	(164.9)	163.2	(73.1)	29.9	(20.4)	(4.7)
GBP	0.2	48.7	(42.0)	(31.7)	40.2	56.9	(47.5)
USD	(20.7)	(4,612.8)	3,999.8	(395.5)	(630.5)	(2,188.9)	2,397.9
Other	(0.6)	(140.0)	3.6	20.8	(59.3)	(105.7)	10.5
Total effect on economic value of equity as per Pillar 3 requirement as of 31.12.20	(27.2)	(5,604.8)	4,956.9	(849.1)	(394.1)	(2,332.7)	2,435.2
Additional tier 1 (AT1) capital instruments	4.2	815.1	(868.4)	(92.8)	272.8	573.6	(599.0)
Total including AT1 capital instruments as of 31.12.20	(23.0)	(4,789.7)	4,088.5	(942.0)	(121.2)	(1,759.1)	1,836.2
Total effect on economic value of equity as per Pillar 3 requirement as of 30.9.20	(26.8)	(5,611.7)	4,777.0	(777.8)	(497.8)	(2,403.1)	2,456.3
Total including AT1 capital instruments as of 30.9.20	(22.2)	(4,730.4)	3,835.6	(856.7)	(223.7)	(1,801.3)	1,828.1

1 Rates across all tenors move by ±150 bps for Swiss franc, ±200 bps for euro and US dollar and ±250 bps for pound sterling.    2 Short-term rates decrease and long-term rates increase.    3 Short-term rates increase and long-term rates decrease.    4 Short-term rates increase more than long-term rates.    5 Short-term rates decrease more than long-term rates.

Country risk

The COVID-19 pandemic, and its impact on growth, employment, debt dynamics and supply chains, remained the primary driver of country risk, and we expect this to be the case for at least the near future. Case numbers continued to rise as many countries experienced a second wave and new strains of the virus. We expect measures taken by governments and central banks that are intended to support their economies to give rise to increased sovereign risk.

We remain watchful of developments in Europe and political changes in a number of countries. Our direct exposure to peripheral European countries is limited, although we have significant country risk exposure to the major European economies, including the UK, Germany and France. The UK formally left the EU on 31 January 2020 and at the end of December 2020 a limited EU–UK deal was agreed that permits tariff-free flow of certain goods; however, many aspects of the UK–EU relationship, including trade in services, will be negotiated in the coming years.

We continue to monitor potential trade policy disputes, as well as economic and political developments, notably in Hong Kong.

A number of emerging markets are facing economic, political and market pressures. Our exposure to emerging market countries is well diversified.

›   Refer to the “Risk management and control” section of our Annual Report 2019 for more information

Exposures to eurozone countries rated lower than AAA / Aaa by at least one major rating agency
USD million	31.12.20							30.9.20
	Banking products, gross[1]		Traded products		Trading inventory	Total		Total
	Before hedges	Net of hedges	Before hedges	Net of hedges	Net long per issuer		Net of hedges		Net of hedges
Austria	198	197	616	616	851	1,665	1,664	1,364	1,342
Belgium	172	172	412	412	285	869	869	580	580
Finland	40	40	65	65	289	394	394	1,129	1,129
France	1,307	1,306	1,538	1,409	4,628	7,473	7,344	7,155	7,031
Greece	20	12	0	0	3	23	15	20	9
Ireland	609	580	61	61	269	938	909	1,089	1,021
Italy	1,328	1,286	221	220	22	1,571	1,528	2,854	2,830
Portugal	31	31	22	21	2	55	55	64	63
Spain	579	481	60	60	184	822	724	841	749
Other[2]	1,027	1,002	41	41	28	1,096	1,071	984	957
Total	5,311	5,107	3,035	2,905	6,561	14,907	14,573	16,081	15,711

1 Before deduction of IFRS 9 ECL allowances and provisions.    2 Represents aggregate exposures to Andorra, Cyprus, Estonia, Latvia, Lithuania, Malta, Monaco, Montenegro, San Marino, Slovakia and Slovenia.

Operational risk

Operational resilience, conduct and financial crime remain the key non-financial risk themes for UBS and the financial services industry. Operational resilience also continues to be a focus area for regulators globally, with a particular emphasis on measures taken to respond to the COVID-19 pandemic.

To address currently developing regulatory requirements on resilience, we have established a global program to enhance our existing capabilities. The existing resilience built into our operations and the effectiveness of our business continuity management and operational risk procedures (including those which apply to third-party service providers) have been critical in handling the ongoing COVID-19 pandemic and have enabled us to continue to serve our clients without material impact. We have maintained stable operations while complying with governmental requirements regarding containment that have been imposed in many of our principal locations, and we remain focused on the safety and well-being of our staff.

Increases in the sophistication of cyberattacks and frauds are being seen worldwide. To date, our security controls, regular communications to help employees stay cybersafe while working remotely, and enhanced monitoring of cyber threats have been effective, with no significant cyber incidents affecting us.

Remote working arrangements can also lead to increased conduct risk, inherent risk of fraudulent activities, potential increases in the number of suspicious transactions, and increased information security risks (in particular, regarding client identifying data and unpublished price-sensitive information). Our increased monitoring and supervision remain in place for remote working, including programs to educate clients and employees on fraud risk, where our protocols for interaction to mitigate this risk have been updated. We stay abreast of emerging trends in order to deploy further mitigating activity as necessary.

In addition to the effects of COVID-19, financial crime (e.g., money laundering, terrorist financing, sanctions violations, fraud, bribery and corruption) continues to present a major risk, as technological innovation and geopolitical developments increase the complexity of doing business and heightened regulatory attention continues.

The Office of the Comptroller of the Currency issued a Cease and Desist Order against the firm in May 2018 related to our US branch know-your-customer (KYC) and anti-money-laundering (AML) programs. In response, we initiated an extensive program for the purpose of ensuring sustainable remediation of US-relevant Bank Secrecy Act / AML issues across all US legal entities. We have implemented significant improvement measures in 2019 and 2020, and expect to continue implementing such measures through the first half of 2021, which we believe will deliver the planned enhancements to our AML controls.

We continue to focus on strategic enhancements for AML / KYC and sanctions programs on a global scale to cope with evolving risk profiles and regulatory expectations, including the exploration of new technologies and more sophisticated rules-based monitoring, using self-learning systems to identify potentially suspicious transactions and behavior.

Balance sheet, liquidity and funding management

Balance sheet, liquidity and funding management

Strategy, objectives and governance

This section provides balance sheet, liquidity and funding management information and should be read in conjunction with the “Treasury management” section of our Annual Report 2019, which provides more information about the Group’s strategy, objectives and governance in connection with liquidity and funding management.

Balances provided in this section represent quarter-end positions, unless indicated otherwise. Intra-quarter balances fluctuate in the ordinary course of business and may differ from quarter-end positions.

Assets and liquidity management

Balance sheet assets (31 December 2020 vs 30 September 2020)

As of 31 December 2020, balance sheet assets totaled USD 1,126 billion, an increase of USD 61 billion compared with 30 September 2020, of which currency effects accounted for approximately USD 24 billion, mainly driven by increases in lending assets, trading portfolio assets, derivatives and cash collateral receivables on derivative instruments, as well as cash and balances at central banks. This was partly offset by a decrease in securities financing transactions at amortized cost.

Lending assets increased by USD 19 billion, mainly reflecting currency effects as the US dollar depreciated during the quarter, as well as increases in Lombard loans in Global Wealth Management. Trading portfolio assets increased by USD 17 billion, mainly in our Financing business in the Investment Bank, due to higher inventory levels held to hedge client positions, as well as market-driven movements. Derivatives and cash collateral receivables on derivative instruments increased by USD 15 billion, mainly in our Derivatives & Solutions business in the Investment Bank, reflecting market-driven increases in foreign exchange contracts due to the depreciation of the US dollar, partly offset by roll-offs of foreign exchange contracts. Cash and balances at central banks increased by USD 9 billion, mainly driven by currency effects, net cash inflows from customer deposits in Global Wealth Management and Personal & Corporate Banking, as well as net cash inflows from securities financing transactions and issuances of commercial papers in Group Treasury; these drivers were partly offset by higher funding consumption in the Investment Bank.

Brokerage receivables increased by USD 4 billion, mainly reflecting higher lending to clients as they invested in the market. Non-financial assets and financial assets for unit-linked investment contracts increased by USD 2 billion, mainly reflecting client-driven increases on physical precious metal positions, as well as market-driven movements on unit-linked investment contracts.

These increases were partly offset by a decrease in securities financing transactions at amortized cost of USD 6 billion in Group Treasury in order to provide funding to the Investment Bank.

Assets
	As of			% change from
USD billion	31.12.20	30.9.20	31.12.19	30.9.20	31.12.19
Cash and balances at central banks	158.2	149.2	107.1	6	48
Lending[1]	395.0	375.7	339.2	5	16
Securities financing transactions at amortized cost	74.2	80.4	84.2	(8)	(12)
Trading portfolio[2]	125.4	108.2	127.5	16	(2)
Derivatives and cash collateral receivables on derivative instruments	192.4	177.2	145.1	9	33
Brokerage receivables	24.7	20.9	18.0	18	37
Other financial assets measured at amortized cost and fair value[3]	95.1	94.6	85.6	1	11
Non-financial assets and financial assets for unit-linked investment contracts	60.9	59.1	65.4	3	(7)
Total assets	1,125.8	1,065.2	972.2	6	16

1 Consists of loans and advances to banks and customers.    2 Consists of financial assets at fair value held for trading.    3 Consists of financial assets at fair value not held for trading, financial assets measured at fair value through other comprehensive income and other financial assets measured at amortized cost, but excludes financial assets for unit-linked investment contracts.

Liquidity coverage ratio

In the fourth quarter of 2020, the UBS Group liquidity coverage ratio (LCR) decreased 2 percentage points to 152%, remaining above the prudential requirement communicated by the Swiss Financial Market Supervisory Authority (FINMA).

The average LCR decrease was driven by increased net cash outflows from higher customer deposit outflows, which were mostly offset by increased high-quality liquid assets (HQLA) due to higher holdings of liquidity buffer securities.

›   Refer to the “Treasury management” section of our Annual Report 2019 for more information about liquidity management and the liquidity coverage ratio

Liquidity coverage ratio
USD billion, except where indicated	Average 4Q20[1]	Average 3Q20[1]
High-quality liquid assets	214	211
Net cash outflows	141	137
Liquidity coverage ratio (%)[2]	152	154

1 Calculated based on an average of 63 data points in the fourth quarter of 2020 and 66 data points in the third quarter of 2020.    2 Calculated after the application of haircuts and inflow and outflow rates, as well as, where applicable, caps on Level 2 assets and cash inflows.

Liabilities and funding management

Liabilities (31 December 2020 vs 30 September 2020)

Total liabilities increased by USD 61 billion to USD 1,066 billion as of 31 December 2020, of which currency effects accounted for approximately USD 21 billion, driven mainly by increases in customer deposits, derivatives and cash collateral payables on derivative instruments, and short-term debt issued. This was partly offset by decreases in trading portfolio liabilities.

Customer deposits increased by USD 37 billion, predominantly in Global Wealth Management and Personal & Corporate Banking, as a result of clients holding higher levels of cash, as well as currency effects. Derivatives and cash collateral payables on derivative instruments increased by USD 15 billion, in line with the aforementioned movement in derivative financial assets and cash collateral receivables. Short-term borrowings increased by USD 11 billion, driven by issuances of commercial paper in Group Treasury.

These increases were partly offset by a decrease of USD 3 billion in trading portfolio liabilities, reflecting decreases in short positions to hedge client transactions.

›   Refer to “Bondholder information” at ubs.com/investors  for more information about capital and senior debt instruments

Liabilities and equity
	As of			% change from
USD billion	31.12.20	30.9.20	31.12.19	30.9.20	31.12.19
Short-term borrowings[1]	57.7	46.9	28.4	23	103
Securities financing transactions at amortized cost	6.3	6.0	7.8	6	(19)
Customer deposits	524.6	487.9	448.3	8	17
Long-term debt issued[2]	153.8	153.6	155.5	0	(1)
Trading portfolio[3]	33.6	36.8	30.6	(9)	10
Derivatives and cash collateral payables on derivative instruments	198.4	183.0	152.3	8	30
Brokerage payables	38.7	38.9	37.2	(1)	4
Other financial liabilities measured at amortized cost and fair value[4]	19.1	19.6	17.5	(2)	9
Non-financial liabilities and financial liabilities related to unit-linked investment contracts	33.6	32.7	40.0	3	(16)
Total liabilities	1,065.9	1,005.4	917.5	6	16
Share capital	0.3	0.3	0.3	0	0
Share premium	16.8	17.3	18.1	(3)	(7)
Treasury shares	(4.1)	(3.6)	(3.3)	14	22
Retained earnings	38.8	37.9	34.1	2	14
Other comprehensive income[5]	7.6	7.4	5.3	3	44
Total equity attributable to shareholders	59.5	59.5	54.5	0	9
Equity attributable to non-controlling interests	0.3	0.3	0.2	9	83
Total equity	59.8	59.7	54.7	0	9
Total liabilities and equity	1,125.8	1,065.2	972.2	6	16

1 Consists of short-term debt issued measured at amortized cost and amounts due to banks.    2 Consists of long-term debt issued measured at amortized cost and debt issued designated at fair value. The classification of debt issued into short-term and long-term does not consider any early redemption features. Long-term debt issued also includes debt with a remaining time to maturity of less than one year.    3 Consists of financial liabilities at fair value held for trading.    4 Consists of other financial liabilities measured at amortized cost and other financial liabilities designated at fair value, but excludes financial liabilities related to unit-linked investment contracts.    5 Excludes other comprehensive income related to defined benefit plans and own credit, which is recorded directly in Retained earnings.

Balance sheet, liquidity and funding management

Equity (31 December 2020 vs 30 September 2020)

Equity attributable to shareholders increased to USD 59,517 million as of 31 December 2020, from USD 59,451 million as of 30 September 2020.

Total comprehensive income attributable to shareholders was USD 1,773 million, reflecting net profit of USD 1,708 million and positive other comprehensive income (OCI) of USD 65 million. OCI mainly included positive OCI related to foreign currency translation of USD 552 million, positive defined benefit plan OCI of USD 86 million, negative cash flow hedge OCI of USD 360 million and negative OCI related to own credit of USD 211 million.

Distributions to shareholders reduced retained earnings by USD 649 million, reflecting 50% of the second dividend tranche of USD 0.365 per share. The other 50% was distributed from the capital contribution reserve within share premium. Swiss tax law effective 1 January 2020 requires Switzerland-domiciled companies with shares listed on a stock exchange to pay no more than 50% of dividends from capital contribution reserves, with the remainder required to be paid from retained earnings. Together with the first dividend tranche of USD 0.365 per share paid on 7 May 2020, the total dividend payment for the 2019 financial year was USD 0.73 per share, or USD 2,607 million.

Share premium decreased by USD 568 million, mainly due to the aforementioned distribution of USD 649 million to shareholders from the capital contribution reserve of UBS Group AG. This was partly offset by an increase of USD 91 million related to employee share-based compensation awards.

Net treasury share activity decreased equity attributable to shareholders by USD 490 million. This was predominantly due to purchases of USD 502 million to hedge our share delivery obligations related to employee share-based compensation and participation plans.

›   Refer to the “Group performance” section of this report for more information about other comprehensive income

Pro forma net stable funding ratio
USD billion, except where indicated	31.12.20	30.9.20
Available stable funding	563	539
Required stable funding	473	461
Pro forma net stable funding ratio (%)	119	117

Net stable funding ratio

As of 31 December 2020, our estimated pro forma net stable funding ratio (NSFR) was 119%, an increase of 2 percentage points compared with 30 September 2020. This reflected a USD 24 billion increase in available stable funding, driven by higher customer deposits and capital. This was offset by an increase in required stable funding of USD 12 billion, driven by an increase in loans to customers and trading assets.

In September 2020, the Swiss Federal Council adopted an amendment to the Liquidity Ordinance for the implementation of the net stable funding ratio (NSFR). The NSFR regulation was finalized in the fourth quarter of 2020 with the release of the revised FINMA liquidity circular. We are on schedule to implement the final regulation by July 2021.

›   Refer to the “Recent developments” section of this report for more information about the finalization of the NSFR regulation

›   Refer to the “Treasury management” section of our Annual Report 2019 for more information about the net stable funding ratio

Off-balance sheet

In the normal course of business, we enter into transactions where, pursuant to IFRS, the maximum contractual exposure may not be recognized in whole or in part on our balance sheet. When we incur an obligation or become entitled to an asset through these arrangements, we recognize them on the balance sheet. It should be noted that in certain instances the amount recognized on the balance sheet does not represent the full gain or loss potential inherent in such arrangements.

Off-balance sheet (31 December 2020 vs 30 September 2020)

During the fourth quarter of 2020, guarantees decreased by USD 1 billion, mainly due to client activity in our Global Banking business in the Investment Bank. Loan commitments remained broadly stable. Forward starting reverse repurchase and repurchase agreements decreased by USD 2 billion and USD 3 billion, respectively, mainly due to lower activity in euro-denominated transactions in Group Treasury. Committed unconditionally revocable credit lines increased by USD 1 billion, mainly driven by higher Lombard facilities in Global Wealth Management, as well as higher credit lines, mainly for corporate clients in Personal & Corporate Banking.

Off-balance sheet[1]
	As of		% change from
USD billion	31.12.20	30.9.20	30.9.20
Guarantees[2]	15.0	16.2	(7)
Loan commitments[2,3]	41.4	41.4	0
Forward starting reverse repurchase agreements[4]	3.2	4.8	(33)
Forward starting repurchase agreements[5]	0.4	2.9	(86)
Committed unconditionally revocable credit lines	40.1	38.9	3

1 Starting with the fourth quarter of 2020, the notional values associated with loan commitments, as well as forward starting repurchase and reverse repurchase agreements, measured at fair value through profit or loss are presented together with notional values related to derivative instruments (which will be disclosed in the "Consolidated financial statements" section of the Annual Report 2020, available as of 5 March 2021) and have been excluded from the table above. Prior periods in the table above have been amended to ensure comparability. The fair value of these instruments continue to be presented within derivative instruments.    2 Guarantees and Loan commitments are shown net of sub-participations.    3 As of 31 December 2020, an additional USD 8.6 billion from fair valued commitments is included with the notional values related to derivative liabilities (30 September 2020: USD 9.1 billion).    4 As of 31 December 2020, an additional USD 7.3 billion from fair valued forward starting reverse repurchase agreements is included with the notional values related to derivative assets and USD 14.6 billion with notional values related to derivative liabilities (30 September 2020: USD 13.9 billion and USD 23.0 billion, respectively).    5 As of 31 December 2020, an additional USD 10.6 billion from fair valued forward starting repurchase agreements is included with the notional values related to derivative assets and USD 4.2 billion with notional values related to derivative liabilities (30 September 2020: USD 28.2 billion and USD 5.5 billion, respectively).

Capital management

Capital management

The disclosures in this section are provided for UBS Group AG on a consolidated basis and focus on key developments during the reporting period and information in accordance with the Basel III framework, as applicable to Swiss systemically relevant banks (SRBs). They should be read in conjunction with the “Capital management” section of our Annual Report 2019, which provides more information about our capital management objectives, planning and activities, as well as the Swiss SRB total loss-absorbing capacity framework. Capital requirements effective from 1 January 2020 are provided on the next page.

Additional regulatory disclosures for UBS Group AG on a consolidated basis will be provided in our 31 December 2020 Pillar 3 report. The Pillar 3 report also includes information relating to our significant regulated subsidiaries and sub-groups (UBS AG standalone, UBS Switzerland AG standalone, UBS Europe SE consolidated and UBS Americas Holding LLC consolidated) as of 31 December 2020 and will be available as of 5 March 2021 under “Pillar 3 disclosures” at ubs.com/investors.

Capital and other regulatory information for UBS AG consolidated in accordance with the Basel III framework, as applicable to Swiss SRBs, will be provided in the combined UBS Group AG and UBS AG Annual Report 2020, which will be available as of 5 March 2021 under “Annual reporting” at ubs.com/investors.

UBS Group AG is a holding company and conducts substantially all of its operations through UBS AG and subsidiaries thereof. UBS Group AG and UBS AG have contributed a significant portion of their respective capital to, and provide substantial liquidity to, such subsidiaries. Many of these subsidiaries are subject to regulations requiring compliance with minimum capital, liquidity and similar requirements.

Swiss SRB requirements and information

As of 1 January 2020, we have fully phased in the going and gone concern requirements of the Swiss Capital Adequacy Ordinance (the CAO) that include the too big to fail provisions applicable to Swiss SRBs, which became effective on 1 July 2016 and were phased in until 1 January 2020. Information about the Swiss SRB capital framework, and about Swiss SRB going and gone concern requirements that were phased in until the end of 2019, is provided in the “Capital management” section of our Annual Report 2019.

With the CAO having entered into force as of 1 January 2020, instruments meeting gone concern requirements continue to remain eligible until one year before maturity; the previously applicable 50% haircut in the last year of eligibility has been removed. Instead, now a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years (i.e., are in the last year of eligibility). Once at least 75% of the gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital. Our gone concern instruments are reasonably evenly distributed across maturities, with no major cliffs; therefore, this 25% restriction has not affected us and we do not anticipate that it will affect us in the future.

The aforementioned requirements are also applicable to UBS AG consolidated. UBS Switzerland AG and UBS AG are subject to going and gone concern requirements on a standalone basis, as will be detailed in our 31 December 2020 Pillar 3 report, which will be available as of 5 March 2021 under “Pillar 3 disclosures” at ubs.com/investors.

The table on the next page provides the risk-weighted assets (RWA)- and leverage ratio denominator (LRD)-based requirements and information as of 31 December 2020, excluding the effects of the temporary exemption of central bank sight deposits for the going concern leverage ratio calculation granted by the Swiss Financial Market Supervisory Authority (FINMA) on 25 March 2020 in connection with COVID-19. The effects of the temporary exemption are presented later in this section.

›   Refer to the “Recent developments” section of our second quarter 2020 report for more information about COVID-19-related regulatory and legal developments

Capital management

Swiss SRB going and gone concern requirements and information
As of 31.12.20	RWA		LRD[1]
USD million, except where indicated	in %		in %
Required going concern capital
Total going concern capital	13.96[2]	40,345	4.88[2]	50,561
Common equity tier 1 capital	9.66	27,914	3.38	35,004
of which: minimum capital	4.50	13,010	1.50	15,557
of which: buffer capital	5.14	14,860	1.88	19,447
of which: countercyclical buffer	0.02	45
Maximum additional tier 1 capital	4.30	12,431	1.50	15,557
of which: additional tier 1 capital	3.50	10,119	1.50	15,557
of which: additional tier 1 buffer capital	0.80	2,313

Eligible going concern capital
Total going concern capital	19.46	56,254	5.42	56,254
Common equity tier 1 capital	13.82	39,966	3.85	39,966
Total loss-absorbing additional tier 1 capital[3]	5.63	16,288	1.57	16,288
of which: high-trigger loss-absorbing additional tier 1 capital	4.74	13,711	1.32	13,711
of which: low-trigger loss-absorbing additional tier 1 capital	0.89	2,577	0.25	2,577

Required gone concern capital[4]
Total gone concern loss-absorbing capacity	10.16	29,367	3.64	37,724
of which: base requirement	12.86	37,178	4.50	46,672
of which: additional requirement for market share and LRD	1.08	3,122	0.38	3,889
of which: applicable reduction on requirements[5]	(3.78)	(10,933)	(1.24)	(12,838)
of which: rebate granted (equivalent to 47.5% of maximum rebate)[5]	(2.54)	(7,333)	(0.89)	(9,237)
of which: reduction for usage of low-trigger tier 2 capital instruments[5]	(1.25)	(3,600)	(0.35)	(3,600)

Eligible gone concern capital
Total gone concern loss-absorbing capacity	15.75	45,545	4.39	45,545
Total tier 2 capital	2.68	7,744	0.75	7,744
of which: low-trigger loss-absorbing tier 2 capital	2.49	7,201	0.69	7,201
of which: non-Basel III-compliant tier 2 capital	0.19	543	0.05	543
TLAC-eligible senior unsecured debt	13.08	37,801	3.64	37,801

Total loss-absorbing capacity
Required total loss-absorbing capacity	24.11	69,713	8.51	88,285
Eligible total loss-absorbing capacity	35.21	101,799	9.82	101,799

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets		289,101
Leverage ratio denominator[1]				1,037,150

1 LRD-based requirements and the LRD presented in this table do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report and to the COVID-19-related information in this section.    2 Includes applicable add-ons of 1.08% for RWA and 0.375% for LRD.    3 Includes outstanding low-trigger loss-absorbing additional tier 1 (AT1) capital instruments, which are available under the Swiss SRB framework to meet the going concern requirements until their first call date. As of their first call date, these instruments are eligible to meet the gone concern requirements.    4 From 1 January 2020 onward, a maximum of 25% of the gone concern requirements can be met with instruments that have a remaining maturity of between one and two years. Once at least 75% of the minimum gone concern requirement has been met with instruments that have a remaining maturity of greater than two years, all instruments that have a remaining maturity of between one and two years remain eligible to be included in the total gone concern capital.    5 The combined reduction applied for resolvability measures and the gone concern requirement reduction for the use of low-trigger loss-absorbing AT1 and low-trigger tier 2 capital instruments may not exceed 5.34 percentage points for the RWA-based requirement of 13.94% and 1.875 percentage points for the LRD-based requirement of 4.875%.

Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits

In line with the FINMA exemption rules that apply until 1 January 2021, the eligible LRD relief applicable to UBS is reduced by the going concern LRD equivalent of the capital distribution that UBS made for the financial year 2019.

The table below summarizes the effects on our Swiss SRB going concern capital requirements and information. The FINMA exemption rules have no effect on our Swiss SRB gone concern capital requirements and ratios.

Outside of this section, for simplicity and due to the short-term nature of the FINMA exemption, we have chosen to present the LRD excluding the temporary FINMA exemption.

Swiss SRB going concern requirements and information including temporary FINMA exemption
As of 31.12.20	LRD
USD million, except where indicated	in %

Leverage ratio denominator before temporary exemption		1,037,150
Effective relief		(92,827)
of which: central bank sight deposits eligible for relief		(146,308)
of which: reduction of relief due to paid dividend distribution[1]		53,481
Leverage ratio denominator after temporary exemption		944,323

Required going concern capital
Total going concern capital	4.88	46,036
Common equity tier 1 capital	3.38	31,871

Eligible going concern capital
Total going concern capital	5.96	56,254
Common equity tier 1 capital	4.23	39,966

1 Represents the leverage ratio denominator equivalent to a 4.875% going concern leverage ratio requirement applied to the 2019 paid dividend of USD 2,607 million (USD 0.365 per share, paid on 7 May 2020 and 27 November 2020).

Capital management

Total loss-absorbing capacity

The table below provides Swiss SRB going and gone concern information based on the rules that are effective from 1 January 2020 and does not reflect the effects of the temporary exemption of central bank sight deposits from leverage ratio calculation granted by FINMA in connection with COVID-19.

The effects of the temporary exemption are presented on the previous page.

›   Refer to the “Recent developments” section of our second quarter 2020 report for more information about COVID-19-related regulatory and legal developments

Swiss SRB going and gone concern information
USD million, except where indicated	31.12.20	30.9.20	31.12.19

Eligible going concern capital
Total going concern capital	56,254	54,396	51,842
Total tier 1 capital	56,254	54,396	51,842
Common equity tier 1 capital	39,966	38,197	35,535
Total loss-absorbing additional tier 1 capital	16,288	16,198	16,306
of which: high-trigger loss-absorbing additional tier 1 capital	13,711	13,661	13,892
of which: low-trigger loss-absorbing additional tier 1 capital	2,577	2,538	2,414

Eligible gone concern capital[1]
Total gone concern loss-absorbing capacity	45,545	43,262	37,753
Total tier 2 capital	7,744	7,675	7,431
of which: low-trigger loss-absorbing tier 2 capital	7,201	7,138	6,892
of which: non-Basel III-compliant tier 2 capital	543	537	540
TLAC-eligible senior unsecured debt	37,801	35,587	30,322

Total loss-absorbing capacity
Total loss-absorbing capacity	101,799	97,658	89,595

Risk-weighted assets / leverage ratio denominator
Risk-weighted assets	289,101	283,133	259,208
Leverage ratio denominator[2]	1,037,150	994,366	911,322

Capital and loss-absorbing capacity ratios (%)
Going concern capital ratio	19.5	19.2	20.0
of which: common equity tier 1 capital ratio	13.8	13.5	13.7
Gone concern loss-absorbing capacity ratio	15.8	15.3	14.6
Total loss-absorbing capacity ratio	35.2	34.5	34.6

Leverage ratios (%)[2]
Going concern leverage ratio	5.4	5.5	5.7
of which: common equity tier 1 leverage ratio	3.85	3.84	3.90
Gone concern leverage ratio	4.4	4.4	4.1
Total loss-absorbing capacity leverage ratio	9.8	9.8	9.8

1 As of 1 January 2020, instruments available to meet gone concern requirements remain eligible until one year before maturity without a haircut of 50% in the last year of eligibility. Refer to the “Total loss-absorbing capacity and movement” section of our first quarter 2020 report, available under “Quarterly reporting” at ubs.com/investors, for more information.    2 Leverage ratio denominators (LRDs) and leverage ratios for 31 December 2020 and 30 September 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report and to the COVID-19-related information in this section.

Total loss-absorbing capacity and movement

Our total loss-absorbing capacity (TLAC) increased by USD 4.1 billion to USD 101.8 billion in the fourth quarter of 2020.

Going concern capital and movement

During the fourth quarter of 2020, our going concern capital increased by USD 1.9 billion to USD 56.3 billion, primarily due to a USD 1.8 billion increase in our common equity tier 1 (CET1) capital and a USD 0.1 billion increase in our AT1 instruments, mainly reflecting foreign currency translation effects. The increase in our CET1 capital was mainly due to operating profit before tax of USD 2.1 billion, foreign currency effects of USD 0.6 billion and deferred tax assets on temporary differences of USD 0.3 billion, partially offset by the addition of USD 0.5 billion to our capital reserve for potential share repurchases, current tax expenses of USD 0.3 billion and accruals for dividends.

As announced in 2018, UBS will pay the second installment to employees’ retirement assets in the Swiss pension fund of approximately USD 0.2 billion in the first quarter of 2021, which will reduce our CET1 capital by the same amount.

›   Refer to “Note 29 Pension and other post-employment benefit plans” in the “Consolidated financial statements” section of our Annual Report 2019 for more information

Gone concern loss-absorbing capacity and movement

Our total gone concern loss-absorbing capacity increased by USD 2.3 billion to USD 45.5 billion, mainly due to the issuances of three TLAC-eligible senior unsecured debt instruments denominated in euro, US dollars and Australian dollars, amounting to a total eligible amount of USD 1.9 billion, along with interest rate risk hedge, foreign currency translation and other effects. This was partially offset by the call of a TLAC-eligible senior unsecured debt instrument denominated in Australian dollars, equivalent to USD 0.1 billion.

›   Refer to “Bondholder information” at ubs.com/investors  for more information about the eligibility of capital and senior unsecured debt instruments and about key features and terms and conditions of capital instruments

Loss-absorbing capacity and leverage ratios

Our CET1 capital ratio increased 0.3 percentage points to 13.8%, reflecting a USD 1.8 billion increase in CET1 capital that was partly offset by a USD 6.0 billion increase in risk-weighted assets.

Our CET1 leverage ratio (excluding the above-mentioned FINMA exemption) increased slightly from 3.84% to 3.85% in the fourth quarter of 2020, as the aforementioned increase in CET1 capital more than offset the USD 43 billion increase in the leverage ratio denominator (LRD).

Our gone concern loss-absorbing capacity ratio increased from 15.3% to 15.8%, mainly driven by the aforementioned increase in gone concern loss-absorbing capacity. Our gone concern leverage ratio remained stable at 4.4% as the aforementioned increase in gone concern loss-absorbing capacity offset the increase of the LRD.

Reconciliation of IFRS equity to Swiss SRB common equity tier 1 capital
USD million	31.12.20	30.9.20	31.12.19
Total IFRS equity	59,836	59,744	54,675
Equity attributable to non-controlling interests	(319)	(293)	(174)
Defined benefit plans, net of tax	(41)	0	(9)
Deferred tax assets recognized for tax loss carry-forwards	(5,617)	(5,948)	(6,121)
Deferred tax assets on temporary differences, excess over threshold			(235)
Goodwill, net of tax[1]	(6,319)	(6,259)	(6,178)
Intangible assets, net of tax	(296)	(287)	(195)
Compensation-related components (not recognized in net profit)	(1,349)	(1,741)	(1,717)
Expected losses on advanced internal ratings-based portfolio less provisions	(330)	(265)	(495)
Unrealized (gains) / losses from cash flow hedges, net of tax	(2,321)	(2,659)	(1,260)
Own credit related to gains / losses on financial liabilities measured at fair value that existed at the balance sheet date	382	169	93
Own credit related to gains / losses on derivative financial instruments that existed at the balance sheet date	(45)	(59)	(46)
Unrealized gains related to debt instruments at fair value through OCI, net of tax	(152)	(155)	(32)
Prudential valuation adjustments	(150)	(156)	(104)
Accruals for dividends to shareholders for 2019		(1,314)	(2,628)
Capital reserve for potential share repurchases	(2,000)	(1,500)
Other[2]	(1,314)	(1,080)	(40)
Total common equity tier 1 capital	39,966	38,197	35,535

1 Includes goodwill related to significant investments in financial institutions of USD 413 million as of 31 December 2020 (30 September 2020: USD 398 million; 31 December 2019: USD 178 million) presented on the balance sheet line Investments in associates.    2 Includes accruals for dividends to shareholders for the current year and other items.

Capital management

Swiss SRB total loss-absorbing capacity movement
USD million

Going concern capital	Swiss SRB
Common equity tier 1 capital as of 30.9.20	38,197
Operating profit before tax	2,057
Current tax (expense) / benefit	(317)
Foreign currency translation effects	603
Deferred tax assets on temporary differences	261
Capital reserve for potential share repurchases	(500)
Other[1]	(337)
Common equity tier 1 capital as of 31.12.20	39,966
Loss-absorbing additional tier 1 capital as of 30.9.20	16,198
Interest rate risk hedge, foreign currency translation and other effects	90
Loss-absorbing additional tier 1 capital as of 31.12.20	16,288
Total going concern capital as of 30.9.20	54,396
Total going concern capital as of 31.12.20	56,254

Gone concern loss-absorbing capacity
Tier 2 capital as of 30.9.20	7,675
Interest rate risk hedge, foreign currency translation and other effects	68
Tier 2 capital as of 31.12.20	7,744
TLAC-eligible senior unsecured debt as of 30.9.20[2]	35,587
Issuance of TLAC-eligible senior unsecured debt instruments	1,865
Call of TLAC-eligible senior unsecured debt instruments	(74)
Interest rate risk hedge, foreign currency translation and other effects	423
TLAC-eligible senior unsecured debt as of 31.12.20[2]	37,801
Total gone concern loss-absorbing capacity as of 30.9.20	43,262
Total gone concern loss-absorbing capacity as of 31.12.20	45,545

Total loss-absorbing capacity
Total loss-absorbing capacity as of 30.9.20	97,658
Total loss-absorbing capacity as of 31.12.20	101,799

1 Includes movements related to accruals for dividends for the current year and other items.    2 The partial cancellation of a TLAC-eligible senior unsecured debt instrument on 8 December 2020 (ISIN US90351DAD93 issued on 5 April 2016 and maturing on 15 April 2021), amounting to USD 150 million, did not affect our total TLAC-eligible senior unsecured debt as of 31 December 2020 as this instrument has not been eligible to meet gone concern requirements in its final year of eligibility since April 2020.

Additional information

Sensitivity to currency movements

Risk-weighted assets

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our RWA by USD 13 billion and our CET1 capital by USD 1.3  billion as of 31 December 2020 (30 September 2020: USD 12 billion and USD 1.2 billion, respectively) and decreased our CET1 capital ratio 15 basis points (30 September 2020: 14 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our RWA by USD 12 billion and our CET1 capital by USD 1.2  billion (30 September 2020: USD 11 billion and USD 1.1 billion, respectively) and increased our CET1 capital ratio 15 basis points (30 September 2020: 14 basis points).

Leverage ratio denominator

We estimate that a 10% depreciation of the US dollar against other currencies would have increased our LRD by USD 65 billion as of 31 December 2020 (30 September 2020: USD 63 billion) and decreased our Swiss SRB going concern leverage ratio 16 basis points (30 September 2020: 17 basis points). Conversely, we estimate that a 10% appreciation of the US dollar against other currencies would have decreased our LRD by USD 58 billion (30 September 2020: USD 57 billion) and increased our Swiss SRB going concern leverage ratio 16 basis points (30 September 2020: 18 basis points).

The aforementioned sensitivities do not consider foreign currency translation effects related to defined benefit plans other than those related to the currency translation of the net equity of foreign operations.

›   Refer to “Active management of sensitivity to currency movements” in the “Capital management” section of our Annual Report 2019 for more information

Estimated effect on capital from litigation, regulatory and similar matters subject to provisions and contingent liabilities

We have estimated the loss in capital that we could incur as a result of the risks associated with the matters described in “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report. We have used for this purpose the advanced measurement approach (AMA) methodology that we use when determining the capital requirements associated with operational risks, based on a 99.9% confidence level over a 12-month horizon. The methodology takes into consideration UBS and industry experience for the AMA operational risk categories to which those matters correspond, as well as the external environment affecting risks of these types, in isolation from other areas. On this standalone basis, we estimate the maximum loss in capital that we could incur over a 12-month period as a result of our risks associated with these operational risk categories at USD 4.0 billion as of 31 December 2020. This estimate is not related to and does not take into account any provisions recognized for any of these matters and does not constitute a subjective assessment of our actual exposure in any of these matters.

›   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2019 for more information

›   Refer to “Provisions and contingent liabilities” in the “Consolidated financial information” section of this report for more information

Capital management

Risk-weighted assets

During the fourth quarter of 2020, RWA increased by USD 6.0 billion to USD 289.1 billion, driven by an increase from currency effects of USD 4.7 billion, as well as an increase in asset size and other movements of USD 4.2 billion, partly offset by reductions related to regulatory add-ons of USD 1.6 billion and model updates of USD 1.4 billion.

Movement in risk-weighted assets by key driver
USD billion	RWA as of 30.9.20	Currency effects	Methodology and policy changes	Model updates / changes	Regulatory add-ons	Asset size and other[1]	RWA as of 31.12.20
Credit and counterparty credit risk[2]	172.4	4.4	0.1	0.1	(0.3)	1.3	178.1
Non-counterparty-related risk[3]	22.6	0.3	0.0	0.0	0.0	0.4	23.4
Market risk	10.6	0.0	0.0	0.2	(1.4)	2.5	11.8
Operational risk	77.5	0.0	0.0	(1.8)	0.0	0.0	75.8
Total	283.1	4.7	0.1	(1.4)	(1.6)	4.2	289.1

1 Includes the Pillar 3 categories “Asset size,” “Credit quality of counterparties,” “Acquisitions and disposals” and “Other.” For more information, refer to our Pillar 3 report, which is available under “Pillar 3 disclosures” at ubs.com/investors.    2 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    3 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences, property, equipment, software and other items.

Credit and counterparty credit risk

Credit and counterparty credit risk RWA increased by USD 5.7 billion to USD 178.1 billion as of 31 December 2020. The RWA movements described below exclude currency effects.

Asset size and other movements resulted in a USD 1.3 billion increase in RWA.

–   Global Wealth Management RWA increased by USD 1.7 billion, mainly due to higher RWA from loans and loan commitments.

–   Investment Bank RWA decreased by USD 1.3 billion, mainly due to RWA decreases from loans as well as lower credit valuation adjustment RWA.

–   Group Functions RWA increased by USD 0.4 billion.

–   Personal & Corporate Banking RWA increased by USD 0.3 billion.

–   Asset Management RWA increased by USD 0.2 billion.

Changes to credit ratings and loss given default did not result in an increase in RWA during the fourth quarter of 2020.

An RWA reduction of USD 0.3 billion related to lower regulatory add-ons was partly offset by an RWA increase of USD 0.2 billion related to methodology changes and model updates.

We expect that further methodology changes and model updates, as well as regulatory add-ons, will increase credit and counterparty credit risk RWA by around USD 2  billion in the first quarter of 2021. The extent and timing of RWA changes may vary as methodology changes and model updates are completed and receive regulatory approval. In addition, changes in the composition of the relevant portfolios and other market factors will affect RWA.

›   Refer to the “Risk management and control” section of this report and to “Credit risk models” in the “Risk management and control” section of our Annual Report 2019 for more information

Market risk

Market risk RWA increased by USD 1.2 billion to USD 11.8 billion in the fourth quarter of 2020, driven primarily by an increase of USD 2.5 billion in asset size and other movements in the Investment Bank’s Global Markets business. This increase in turn was driven by higher average stressed VaR (SVaR) levels, due to the portfolio being in the 2019–2020 one-year look-back SVaR window for most of the fourth quarter of 2020. As a result, the SVaR window included COVID-19-period shocks, leading to very high credit shocks being applied against the long credit inventory. The increase in model updates of USD 0.2 billion mainly related to the ongoing parameter update of our VaR model. This was partially offset by a decrease of USD 1.4 billion in regulatory add-ons, which reflected updates from the monthly risks-not-in-VaR assessment.

›   Refer to the “Risk management and control” section of this report and to ”Market risk” in the “Risk management and control” section of our Annual Report 2019 for more information

Operational risk

Operational risk RWA decreased by USD 1.8 billion to USD 75.8 billion as of 31 December 2020, driven by the annual recalibration of the advanced measurement approach (AMA) model used for the calculation of operational risk capital.

›   Refer to “Operational risk” in the “Risk management and control” section of our Annual Report 2019 for information about the advanced measurement approach model

Risk-weighted assets by business division and Group Functions
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total RWA
	31.12.20
Credit and counterparty credit risk[1]	46.7	62.8	2.9	58.5	7.2	178.1
Non-counterparty-related risk[2]	6.2	2.1	0.7	3.6	10.7	23.4
Market risk	1.4	0.0	0.0	9.0	1.4	11.8
Operational risk	32.8	7.2	3.3	23.2	9.3	75.8
Total	87.2	72.1	6.9	94.3	28.7	289.1

	30.9.20
Credit and counterparty credit risk[1]	43.8	60.5	2.6	58.7	6.7	172.4
Non-counterparty-related risk[2]	6.1	2.1	0.7	3.6	10.2	22.6
Market risk	1.4	0.0	0.0	7.6	1.6	10.6
Operational risk	33.6	7.7	2.6	22.3	11.2	77.5
Total	85.0	70.3	5.9	92.3	29.6	283.1

	31.12.20 vs 30.09.20
Credit and counterparty credit risk[1]	2.9	2.3	0.3	(0.3)	0.5	5.7
Non-counterparty-related risk[2]	0.1	0.0	0.0	0.1	0.6	0.8
Market risk	0.0	0.0	0.0	1.4	(0.2)	1.2
Operational risk	(0.8)	(0.6)	0.7	0.8	(1.9)	(1.8)
Total	2.2	1.8	1.0	2.0	(1.0)	6.0

1 Includes settlement risk, credit valuation adjustments, equity exposures in the banking book and securitization exposures in the banking book.    2 Non-counterparty-related risk includes deferred tax assets recognized for temporary differences (31 December 2020: USD 10.0 billion; 30 September 2020: USD 9.4 billion), property, equipment, software and other items (31 December 2020: USD 13.4 billion; 30 September 2020: USD 13.2 billion).

Capital management

Leverage ratio denominator

During the fourth quarter of 2020, the LRD increased by USD 43 billion to USD 1,037 billion, driven by currency effects of USD 24 billion and asset size and other movements of USD 18 billion.

Movement in leverage ratio denominator by key driver[1]
USD billion	LRD as of 30.9.20	Currency effects	Asset size and other	LRD as of 31.12.20
On-balance sheet exposures (excluding derivative exposures and SFTs)[2]	757.9	19.4	29.3	806.6
Derivative exposures	98.7	2.4	(4.5)	96.6
Securities financing transactions	118.8	1.9	(5.3)	115.3
Off-balance sheet items	31.9	0.7	(1.3)	31.3
Deduction items	(12.9)	(0.1)	0.2	(12.8)
Total	994.4	24.4	18.4	1,037.1

1 This table does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report and to the COVID-19-related information in this section.    2 Excludes derivative financial instruments, cash collateral receivables on derivative instruments, cash collateral on securities borrowed, reverse repurchase agreements, margin loans and prime brokerage receivables related to securities financing transactions, which are presented separately under Derivative exposures and Securities financing transactions in this table.

The LRD movements described below exclude currency effects and do not reflect the effects of the temporary exemption of central bank sight deposits granted by FINMA in connection with COVID-19.

On-balance sheet exposures increased by USD 29 billion, mainly driven by an increase in trading assets in the Investment Bank and higher Lombard loans in Global Wealth Management, as well as an increase in cash and balances with central banks in Group Functions.

Derivative exposures decreased by USD 5 billion, mainly reflecting higher exemption on exposures to qualifying exchanges, lower potential future exposure and trade terminations.

Securities financing transactions decreased by USD 5 billion, mainly driven by trade roll-offs in order to provide funding to the Investment Bank, partly offset by higher brokerage receivables and an increase in collateral sourcing requirements.

›   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about balance sheet movements.

›   Refer to the “Recent developments” section of our second quarter 2020 report for more information about COVID-19-related regulatory and legal developments, and to “Application of the temporary COVID-19-related FINMA exemption of central bank sight deposits” in this section

Leverage ratio denominator by business division and Group Functions[1]
USD billion	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
	31.12.20
Total IFRS assets	367.7	231.7	28.6	369.7	128.1	1,125.8
Difference in scope of consolidation[2]	(0.1)		(21.1)	0.0	0.1	(21.2)
Less: derivative exposures and SFTs[3]	(34.0)	(16.7)	(0.7)	(191.6)	(54.9)	(298.0)
On-balance sheet exposures	333.6	215.0	6.7	178.0	73.3	806.6
Derivative exposures	6.6	2.0	0.0	82.7	5.3	96.6
Securities financing transactions	30.1	15.1	0.7	46.5	22.9	115.3
Off-balance sheet items	6.1	16.3	0.0	8.5	0.4	31.3
Items deducted from Swiss SRB tier 1 capital	(5.2)	(0.1)	(1.6)	(0.3)	(5.5)	(12.8)
Total	371.2	248.3	5.8	315.5	96.2	1,037.1

	30.9.20
Total IFRS assets	342.6	218.7	28.7	349.5	125.7	1,065.2
Difference in scope of consolidation[2]	(0.1)		(20.6)	0.0	0.1	(20.6)
Less: derivative exposures and SFTs[3]	(29.9)	(14.6)	(0.9)	(180.3)	(60.9)	(286.6)
On-balance sheet exposures	312.5	204.1	7.2	169.2	64.9	757.9
Derivative exposures	7.0	2.3	0.0	81.3	8.0	98.7
Securities financing transactions	25.6	13.0	0.9	53.2	26.1	118.8
Off-balance sheet items	6.2	15.9	0.0	9.1	0.8	31.9
Items deducted from Swiss SRB tier 1 capital	(5.1)	(0.1)	(1.6)	(0.2)	(5.8)	(12.9)
Total	346.1	235.1	6.5	312.6	94.0	994.4

	31.12.20 vs 30.9.20
Total IFRS assets	25.1	13.0	(0.1)	20.2	2.4	60.6
Difference in scope of consolidation[2]	0.0		(0.5)	0.0	0.0	(0.5)
Less: derivative exposures and SFTs[3]	(4.1)	(2.0)	0.2	(11.4)	5.9	(11.4)
On-balance sheet exposures	21.1	10.9	(0.5)	8.8	8.3	48.7
Derivative exposures	(0.4)	(0.3)	0.0	1.4	(2.7)	(2.1)
Securities financing transactions	4.5	2.1	(0.2)	(6.7)	(3.2)	(3.4)
Off-balance sheet items	0.0	0.5	0.0	(0.6)	(0.4)	(0.6)
Items deducted from Swiss SRB tier 1 capital	(0.1)	0.0	0.0	0.0	0.3	0.2
Total	25.0	13.2	(0.7)	2.9	2.3	42.8

1 This table does not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report and to the COVID-19-related information in this section for more information.    2 Represents the difference between the IFRS and the regulatory scope of consolidation, which is the applicable scope for the LRD calculation.    3 Consists of derivative financial instruments, cash collateral receivables on derivative instruments, receivables from securities financing transactions, and margin loans, as well as prime brokerage receivables and financial assets at fair value not held for trading, both related to securities financing transactions, in accordance with the regulatory scope of consolidation, which are presented separately under Derivative exposures and Securities financing transactions.

Capital management

Equity attribution and return on attributed equity

Under our equity attribution framework, tangible equity is attributed based on a weighting of 50% each for average risk-weighted assets (RWA) and average leverage ratio denominator (LRD), which both include resource allocations from Group Functions to the business divisions (the BDs). Average RWA and LRD are converted to common equity tier 1 (CET1) capital equivalents using capital ratios of 12.5% and 3.75%, respectively. If the attributed tangible equity calculated under the weighted-driver approach is less than the CET1 capital equivalent of risk-based capital (RBC) for any BD, the CET1 capital equivalent of RBC is used as a floor for that BD.

In addition to tangible equity, we allocate equity to the BDs to support goodwill and intangible assets.

Furthermore, we allocate to the BDs attributed equity related to certain CET1 deduction items, such as compensation-related components and expected losses on advanced internal ratings-based portfolio less general provisions.

We attribute all remaining Basel III capital deduction items to Group Functions. These items include deferred tax assets (DTAs) recognized for tax loss carry-forwards and DTAs on temporary differences in excess of the threshold, which together constitute the largest component, dividend accruals and unrealized gains from cash flow hedges.

›   Refer to the “Capital management” section of our Annual Report 2019 for more information about the equity attribution framework

›   Refer to the “Balance sheet, liquidity and funding management” section of this report for more information about movements in equity attributable to shareholders

Average attributed equity
	For the quarter ended			For the year ended
USD billion	31.12.20	30.9.20	31.12.19	31.12.20	31.12.19
Global Wealth Management	17.7	17.4	16.6	17.1	16.6
Personal & Corporate Banking	9.0	9.0	8.5	8.9	8.4
Asset Management	2.1	2.0	1.8	2.0	1.8
Investment Bank	12.6	12.7	12.3	12.6	12.3
Group Functions	18.0	17.2	16.2	17.4	15.1
of which: deferred tax assets[1]	6.5	6.7	7.0	6.7	7.1
of which: related to retained RWA and LRD[2,3]	3.5	3.5	2.6	3.4	2.8
of which: defined benefit plans	0.0	0.0	1.1	0.1	0.5
of which: accruals for shareholder returns and others[4]	8.0	6.9	5.4	7.1	4.6
Average equity attributed to business divisions and Group Functions	59.5	58.2	55.3	57.8	54.2

1 Includes average attributed equity related to the Basel III capital deduction items for deferred tax assets (deferred tax assets recognized for tax loss carry-forwards and deferred tax assets on temporary differences, excess over threshold), as well as retained RWA and LRD related to deferred tax assets.    2 Excludes average attributed equity related to retained RWA and LRD related to deferred tax assets.    3 Temporary exemptions granted by FINMA until 1 January 2021 are not considered for average attributed equity. Refer to “COVID-19-related regulatory and legal developments” in the “Recent developments” section of our second quarter 2020 report for more information about the temporary exemptions granted by FINMA.    4 The increase in attributed equity related to accruals for shareholder returns and others compared with the fourth quarter of 2019 is mainly driven by unrealized gains from cash flow hedges and the capital reserve for potential share repurchases. The increase compared with the third quarter of 2020 is mainly driven by the capital reserve for potential share repurchases.

Return on attributed equity[1]
	For the quarter ended			For the year ended
In %	31.12.20	30.9.20	31.12.19	31.12.20	31.12.19
Global Wealth Management	21.1	24.3	18.5	24.0	20.5
Personal & Corporate Banking	15.6	14.9	14.5	14.2	17.1
Asset Management	74.9	147.5	40.3	74.2	29.7
Investment Bank	16.8	19.9	(0.7)	19.7	6.4
1 Return on attributed equity for Group Functions is not shown, as it is not meaningful.

UBS shares

UBS Group AG shares are listed on the SIX Swiss Exchange (SIX). They are also listed on the New York Stock Exchange (the NYSE) as global registered shares. Each share has a par value of CHF 0.10 per share. Shares issued were unchanged in the fourth quarter of 2020.

We held 307 million shares as of 31 December 2020, of which 159 million shares are primarily held to hedge our share delivery obligations related to employee share-based compensation and participation plans. The remaining 149 million shares had been acquired under our share repurchase program for cancelation purposes.

Treasury shares held increased by 36 million shares in the fourth quarter of 2020, mainly due to purchases of shares to hedge our future share delivery obligations.

UBS Group AG share information
	As of or for the quarter ended			As of or for the year ended
	31.12.20	30.9.20	31.12.19	31.12.20	31.12.19
Shares issued	3,859,055,395	3,859,055,395	3,859,055,395	3,859,055,395	3,859,055,395
Treasury shares	307,477,002	271,111,411	243,021,296	307,477,002	243,021,296
of which: related to share repurchase program	148,975,800	148,975,800	117,706,540	148,975,800	117,706,540
Shares outstanding	3,551,578,393	3,587,943,984	3,616,034,099	3,551,578,393	3,616,034,099
Basic earnings per share (USD)[1]	0.48	0.58	0.20	1.85	1.17
Diluted earnings per share (USD)[1]	0.46	0.56	0.19	1.79	1.14
Basic earnings per share (CHF)[2]	0.43	0.53	0.20	1.72	1.17
Diluted earnings per share (CHF)[2]	0.41	0.52	0.19	1.67	1.14
Equity attributable to shareholders (USD million)	59,517	59,451	54,501	59,517	54,501
Less: goodwill and intangible assets (USD million)	6,480	6,428	6,469	6,480	6,469
Tangible equity attributable to shareholders (USD million)	53,037	53,023	48,032	53,037	48,032
Total book value per share (USD)	16.76	16.57	15.07	16.76	15.07
Tangible book value per share (USD)	14.93	14.78	13.28	14.93	13.28
Share price (USD)[3]	14.08	11.18	12.63	14.08	12.63
Market capitalization (USD million)	50,013	40,113	45,661	50,013	45,661

1 Refer to “Earnings per share (EPS) and shares outstanding” in the “Consolidated financial information” section of this report for more information.    2 Basic and diluted earnings per share in Swiss francs are calculated based on a translation of net profit / (loss) under our US dollar presentation currency.    3 Represents the share price as listed on the SIX Swiss Exchange, translated to US dollars using the closing exchange rate as of the respective date.

Ticker symbols UBS Group AG

Trading exchange	SIX / NYSE	Bloomberg	Reuters
SIX Swiss Exchange	UBSG	UBSG SW	UBSG.S
New York Stock Exchange	UBS	UBS UN	UBS.N

Security identification codes
ISIN	CH0244767585
Valoren	24 476 758
CUSIP	CINS H42097 10 7

Consolidated financial information

Unaudited

Information in this section is presented for UBS Group AG on a consolidated basis unless otherwise specified. In preparing this financial information, the same accounting policies and methods of computation have been applied as in the UBS Group AG consolidated annual Financial Statements for the period ended 31 December 2019, except for the changes described in “Note 1 Basis of accounting” in the “Consolidated financial statements” section of the first, second and third quarter 2020 reports, and in the “Recent developments” section of this report. The financial information presented is unaudited and does not constitute financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

UBS Group AG interim consolidated financial information (unaudited)

UBS Group AG interim consolidated financial information (unaudited)

Income statement
	For the quarter ended			For the year ended
USD million	31.12.20	30.9.20	31.12.19	31.12.20	31.12.19
Interest income from financial instruments measured at amortized cost and fair value through other comprehensive income	2,111	2,111	2,566	8,810	10,684
Interest expense from financial instruments measured at amortized cost	(857)	(912)	(1,578)	(4,247)	(7,194)
Net interest income from financial instruments measured at fair value through profit or loss	368	318	273	1,299	1,011
Net interest income	1,622	1,517	1,262	5,862	4,501
Other net income from financial instruments measured at fair value through profit or loss	1,453	1,769	1,381	6,960	6,842
Credit loss (expense) / release	(66)	(89)	(8)	(694)	(78)
Fee and commission income	5,543	5,211	4,856	20,961	19,110
Fee and commission expense	(459)	(440)	(458)	(1,775)	(1,696)
Net fee and commission income	5,084	4,771	4,398	19,186	17,413
Other income	24	967	19	1,076	212
Total operating income	8,117	8,935	7,052	32,390	28,889
Personnel expenses	3,989	4,631	3,902	17,224	16,084
General and administrative expenses	1,444	1,173	1,618	4,813	5,288
Depreciation and impairment of property, equipment and software	617	538	480	2,069	1,765
Amortization and impairment of goodwill and intangible assets	10	15	125	57	175
Total operating expenses	6,060	6,357	6,124	24,163	23,312
Operating profit / (loss) before tax	2,057	2,578	928	8,226	5,577
Tax expense / (benefit)	341	485	200	1,583	1,267
Net profit / (loss)	1,717	2,094	727	6,644	4,310
Net profit / (loss) attributable to non-controlling interests	9	0	6	15	6
Net profit / (loss) attributable to shareholders	1,708	2,093	722	6,629	4,304

Earnings per share (USD)
Basic	0.48	0.58	0.20	1.85	1.17
Diluted	0.46	0.56	0.19	1.79	1.14

Statement of comprehensive income
	For the quarter ended			For the year ended
USD million	31.12.20	30.9.20	31.12.19	31.12.20	31.12.19

Comprehensive income attributable to shareholders
Net profit / (loss)	1,708	2,093	722	6,629	4,304

Other comprehensive income that may be reclassified to the income statement
Foreign currency translation
Foreign currency translation movements related to net assets of foreign operations, before tax	1,143	782	723	2,103	200
Effective portion of changes in fair value of hedging instruments designated as net investment hedges, before tax	(539)	(343)	(343)	(936)	(134)
Foreign currency translation differences on foreign operations reclassified to the income statement	0	(7)	3	(7)	52
Effective portion of changes in fair value of hedging instruments designated as net investment hedges reclassified to the income statement	0	9	(2)	2	(14)
Income tax relating to foreign currency translations, including the impact of net investment hedges	(52)	(13)	(1)	(67)	0
Subtotal foreign currency translation, net of tax	552	428	380	1,095	104
Financial assets measured at fair value through other comprehensive income
Net unrealized gains / (losses), before tax	0	(3)	(12)	223	189
Realized gains reclassified to the income statement from equity	(3)	(13)	(4)	(40)	(33)
Realized losses reclassified to the income statement from equity	0	0	0	0	2
Income tax relating to net unrealized gains / (losses)	3	4	4	(48)	(41)
Subtotal financial assets measured at fair value through other comprehensive income, net of tax	0	(12)	(11)	136	117
Cash flow hedges of interest rate risk
Effective portion of changes in fair value of derivative instruments designated as cash flow hedges, before tax	(191)	(41)	(545)	2,012	1,571
Net (gains) / losses reclassified to the income statement from equity	(256)	(240)	(82)	(770)	(175)
Income tax relating to cash flow hedges	87	52	121	(231)	(253)
Subtotal cash flow hedges, net of tax	(360)	(229)	(506)	1,011	1,143
Cost of hedging
Change in fair value of cost of hedging, before tax	(8)	(27)		(46)
Amortization of initial cost of hedging to the income statement	7	19		33
Income tax relating to cost of hedging	0	0		0
Subtotal cost of hedging, net of tax	(1)	(8)		(13)
Total other comprehensive income that may be reclassified to the income statement, net of tax	191	179	(137)	2,230	1,363

Other comprehensive income that will not be reclassified to the income statement
Defined benefit plans
Gains / (losses) on defined benefit plans, before tax	37	46	(2,475)	(327)	(146)
Income tax relating to defined benefit plans	49	(3)	461	109	(41)
Subtotal defined benefit plans, net of tax	86	44	(2,015)	(218)	(186)
Own credit on financial liabilities designated at fair value
Gains / (losses) from own credit on financial liabilities designated at fair value, before tax	(211)	(144)	(147)	(293)	(400)
Income tax relating to own credit on financial liabilities designated at fair value	0	0	0	0	8
Subtotal own credit on financial liabilities designated at fair value, net of tax	(211)	(144)	(147)	(293)	(392)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	(126)	(100)	(2,162)	(511)	(578)

Total other comprehensive income	65	80	(2,299)	1,719	785
Total comprehensive income attributable to shareholders	1,773	2,173	(1,577)	8,348	5,089

UBS Group AG interim consolidated financial information (unaudited)

Statement of comprehensive income (continued)
	For the quarter ended			For the year ended
USD million	31.12.20	30.9.20	31.12.19	31.12.20	31.12.19

Comprehensive income attributable to non-controlling interests
Net profit / (loss)	9	0	6	15	6

Other comprehensive income that will not be reclassified to the income statement
Foreign currency translation movements, before tax	18	6	4	21	(4)
Income tax relating to foreign currency translation movements	0	0	0	0	0
Subtotal foreign currency translation, net of tax	18	6	4	21	(4)
Total other comprehensive income that will not be reclassified to the income statement, net of tax	18	6	4	21	(4)
Total comprehensive income attributable to non-controlling interests	27	7	10	36	2

Total comprehensive income
Net profit / (loss)	1,717	2,094	727	6,644	4,310
Other comprehensive income	83	86	(2,295)	1,740	781
of which: other comprehensive income that may be reclassified to the income statement	191	179	(137)	2,230	1,363
of which: other comprehensive income that will not be reclassified to the income statement	(108)	(93)	(2,158)	(490)	(582)
Total comprehensive income	1,799	2,180	(1,567)	8,384	5,091

Balance sheet
USD million	31.12.20	30.9.20	31.12.19

Assets
Cash and balances at central banks	158,231	149,176	107,068
Loans and advances to banks	15,444	14,677	12,447
Receivables from securities financing transactions	74,210	80,379	84,245
Cash collateral receivables on derivative instruments	32,737	31,172	23,289
Loans and advances to customers	379,528	360,985	326,786
Other financial assets measured at amortized cost	27,194	27,150	22,980
Total financial assets measured at amortized cost	687,345	663,537	576,815
Financial assets at fair value held for trading	125,397	108,158	127,514
of which: assets pledged as collateral that may be sold or repledged by counterparties	47,098	46,106	41,285
Derivative financial instruments	159,617	146,039	121,841
Brokerage receivables	24,659	20,930	18,007
Financial assets at fair value not held for trading	80,364	78,730	83,944
Total financial assets measured at fair value through profit or loss	390,037	353,857	351,307
Financial assets measured at fair value through other comprehensive income	8,258	8,828	6,345
Investments in associates	1,557	1,483	1,051
Property, equipment and software	13,109	12,911	12,804
Goodwill and intangible assets	6,480	6,428	6,469
Deferred tax assets	9,212	9,210	9,548
Other non-financial assets	9,768	8,897	7,856
Total assets	1,125,765	1,065,153	972,194

UBS Group AG interim consolidated financial information (unaudited)

Balance sheet (continued)
USD million	31.12.20	30.9.20	31.12.19

Liabilities
Amounts due to banks	11,050	9,933	6,570
Payables from securities financing transactions	6,321	5,959	7,778
Cash collateral payables on derivative instruments	37,312	37,848	31,415
Customer deposits	524,605	487,877	448,284
Debt issued measured at amortized cost	139,232	130,292	110,497
Other financial liabilities measured at amortized cost	9,729	9,396	9,712
Total financial liabilities measured at amortized cost	728,250	681,305	614,256
Financial liabilities at fair value held for trading	33,595	36,843	30,591
Derivative financial instruments	161,102	145,179	120,880
Brokerage payables designated at fair value	38,742	38,938	37,233
Debt issued designated at fair value	61,243	60,323	66,809
Other financial liabilities designated at fair value	30,387	30,689	35,940
Total financial liabilities measured at fair value through profit or loss	325,069	311,972	291,452
Provisions	2,756	2,685	2,974
Other non-financial liabilities	9,854	9,448	8,837
Total liabilities	1,065,928	1,005,409	917,519

Equity
Share capital	338	338	338
Share premium	16,753	17,321	18,064
Treasury shares	(4,068)	(3,578)	(3,326)
Retained earnings	38,847	37,936	34,122
Other comprehensive income recognized directly in equity, net of tax	7,647	7,435	5,303
Equity attributable to shareholders	59,517	59,451	54,501
Equity attributable to non-controlling interests	319	293	174
Total equity	59,836	59,744	54,675
Total liabilities and equity	1,125,765	1,065,153	972,194

Earnings per share (EPS) and shares outstanding

	As of or for the quarter ended			As of or for the year ended
	31.12.20	30.9.20	31.12.19	31.12.20	31.12.19

Basic earnings (USD million)
Net profit / (loss) attributable to shareholders	1,708	2,093	722	6,629	4,304

Diluted earnings (USD million)
Net profit / (loss) attributable to shareholders	1,708	2,093	722	6,629	4,304
Less: (profit) / loss on own equity derivative contracts	0	(1)	0	(1)	0
Net profit / (loss) attributable to shareholders for diluted EPS	1,708	2,093	722	6,628	4,304

Weighted average shares outstanding
Weighted average shares outstanding for basic EPS[1]	3,568,989,134	3,587,340,552	3,620,301,872	3,583,176,189	3,663,278,238
Effect of dilutive potential shares resulting from notional shares, in-the-money options and warrants outstanding[2]	145,097,302	128,915,499	111,621,088	123,852,137	103,881,600
Weighted average shares outstanding for diluted EPS	3,714,086,436	3,716,256,051	3,731,922,960	3,707,028,326	3,767,159,838

Earnings per share (USD)
Basic	0.48	0.58	0.20	1.85	1.17
Diluted	0.46	0.56	0.19	1.79	1.14

Shares outstanding and potentially dilutive instruments
Shares issued	3,859,055,395	3,859,055,395	3,859,055,395	3,859,055,395	3,859,055,395
Treasury shares	307,477,002	271,111,411	243,021,296	307,477,002	243,021,296
Shares outstanding	3,551,578,393	3,587,943,984	3,616,034,099	3,551,578,393	3,616,034,099
Potentially dilutive instruments[3]	14,326,517	29,833,221	21,578,671	13,951,517	21,632,879

1 The weighted average shares outstanding for basic EPS are calculated by taking the number of shares at the beginning of the period, adjusted by the number of shares acquired or issued during the period, multiplied by a time-weighted factor for the period outstanding. As a result, balances are affected by the timing of acquisitions and issuances during the period.    2 The weighted average number of shares for notional employee awards with performance conditions reflects all potentially dilutive shares that are expected to vest under the terms of the awards.    3 Reflects potential shares that could dilute basic earnings per share in the future, but were not dilutive for the periods presented. It mainly includes equity derivative contracts.

UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement

a) Credit loss expense

Total net credit loss expenses were USD 66 million in the fourth quarter of 2020, reflecting a USD 33 million net release of credit losses related to stage 1 and 2 positions and USD 99 million of net credit loss expenses related to credit-impaired (stage 3) positions. Total net credit loss expenses included USD 64 million in the Investment Bank related to an exposure to a client in the travel sector that became impaired during the quarter.

The USD 33 million stage 1 and 2 net release included a transfer of USD 17 million in the Investment Bank from stage 2 into stage 3 related to the aforementioned travel sector client exposure and a USD 16 million net release from a combination of book quality and book size movements, as well as model updates.

Stage 3 net credit loss expenses were USD 99 million. In the Investment Bank, stage 3 net expenses of USD 108 million were recognized with USD 81 million related to the aforementioned travel sector client exposure. In Personal & Corporate Banking, stage 3 net releases of USD 15 million were recognized on a number of smaller positions across the portfolios.

Credit loss (expense) / release
USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the quarter ended 31.12.20
Stages 1 and 2	8	7	0	18	0	33
Stage 3	(1)	15	0	(108)	(4)	(99)
Total credit loss (expense) / release	7	22	0	(91)	(5)	(66)

USD million	Global Wealth Management	Personal & Corporate Banking	Asset Management	Investment Bank	Group Functions	Total
For the year ended 31.12.20
Stages 1 and 2	(48)	(129)	0	(88)	0	(266)
Stage 3	(40)	(128)	(2)	(217)	(42)	(429)
Total credit loss (expense) / release	(88)	(257)	(2)	(305)	(42)	(694)

Expected credit loss measurement (continued)

b) Changes to ECL models, scenarios, scenario weights and key inputs

Scenarios

The UBS baseline and the severe downside scenario, as well as the related macroeconomic factors, were updated and reviewed in light of the economic and political conditions prevailing for the fourth quarter of 2020 through a series of extraordinary governance meetings, with input and feedback from UBS risk and finance experts across the business divisions and regions.

The changes in the macroeconomic environment in the fourth quarter generally include more optimistic assumptions for both the baseline and severe downside scenarios compared with those applied in prior quarters of 2020, given improvements in economic activity as well as greater optimism regarding the availability and effective distribution of vaccines and continued government support. The baseline scenario assumptions on a calendar year basis are included in the table below. In the updated severe downside scenario, the realized GDP increases in the US and Switzerland relative to the previous quarter are included. These increases are partly offset by more severe shocks in future growth rates, although overall GDP levels remain above their low points from the previous quarter’s version. Unemployment rates are significantly lower and housing prices are materially unchanged in the updated severe downside scenario, in both the US and Switzerland.

Scenarios weights and post-model adjustments

The overall scenario improvements in the fourth quarter resulted in stage 1 and 2 ECL net releases.

However, recent developments, including an increase in infection and hospitalization rates, as well as strict lockdowns in many jurisdictions, have led to a continued high level of uncertainty in relation to the effects of the pandemic and its impact on the global economy. These developments have also given rise to questions around whether the assumptions will play out as forecasted.

As a consequence of these developments at the end of the fourth quarter, management decided to reduce the weight placed on the baseline scenario from 70% to 60%, increase the weight placed on the severe downside scenario from 30% to 40% and apply a post-model adjustment of USD 117 million to offset the stage 1 and 2 ECL releases arising from the scenario update effects.

	UBS Baseline
Key parameters	2020	2021
Real GDP growth (annual % change)
United States	(3.6)	3.3
Eurozone	(7.4)	5.2
Switzerland	(4.5)	3.2
Unemployment rate (%, annual average)
United States	8.1	5.9
Eurozone	8.5	9.8
Switzerland	3.2	3.9
Real estate (annual % change, Q4)
United States	3.4	2.8
Eurozone	(0.3)	2.2
Switzerland	4.0	2.0

Economic scenarios and weights applied

ECL scenario	Assigned weights in %
	31.12.20	30.9.20	31.12.19
Upside	0.0	0.0	7.5
UBS baseline	60.0	70.0	42.5
Mild downside	0.0	0.0	35.0
Severe downside	40.0	30.0	15.0

UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)

c) ECL-relevant balance sheet and off-balance sheet positions including ECL allowances and provisions

The tables below and on the following pages provide information about financial instruments and certain non-financial instruments that are subject to ECL. For amortized-cost instruments, the carrying amount represents the maximum exposure to credit risk, taking into account the allowance for credit losses. Financial assets measured at fair value through other comprehensive income (FVOCI) are also subject to ECL; however, unlike amortized-cost instruments, the allowance for credit losses for FVOCI instruments does not reduce the carrying amount of these financial assets. Rather, the carrying amount of financial assets measured at FVOCI represents the maximum exposure to credit risk.

In addition to on-balance sheet financial assets, certain off-balance sheet and other credit lines are also subject to ECL. The maximum exposure to credit risk for off-balance sheet financial instruments is calculated based on the maximum contractual amounts.

USD million	31.12.20
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	158,231	158,231	0	0	0	0	0	0
Loans and advances to banks	15,444	15,260	184	0	(16)	(9)	(5)	(1)
Receivables from securities financing transactions	74,210	74,210	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	32,737	32,737	0	0	0	0	0	0
Loans and advances to customers	379,528	353,023	24,265	2,240	(1,060)	(142)	(215)	(703)
of which: Private clients with mortgages	148,175	138,769	8,448	959	(166)	(35)	(93)	(39)
of which: Real estate financing	43,429	37,568	5,838	23	(63)	(15)	(44)	(4)
of which: Large corporate clients	15,161	12,303	2,383	474	(279)	(27)	(40)	(212)
of which: SME clients	14,872	8,420	5,824	628	(310)	(19)	(23)	(268)
of which: Lombard	133,850	133,795	0	55	(36)	(5)	0	(31)
of which: Credit cards	1,558	1,198	330	30	(38)	(11)	(11)	(16)
of which: Commodity trade finance	3,269	3,214	43	12	(106)	(5)	0	(101)
Other financial assets measured at amortized cost	27,194	26,377	348	469	(133)	(34)	(9)	(90)
of which: Loans to financial advisors	2,569	1,982	137	450	(108)	(27)	(5)	(76)
Total financial assets measured at amortized cost	687,345	659,839	24,797	2,709	(1,211)	(187)	(229)	(795)
Financial assets measured at fair value through other comprehensive income	8,258	8,258	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	695,603	668,097	24,797	2,709	(1,211)	(187)	(229)	(795)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,081	14,473	2,439	170	(63)	(14)	(15)	(34)
of which: Large corporate clients	3,710	2,030	1,567	113	(20)	(4)	(5)	(12)
of which: SME clients	1,310	740	522	48	(13)	(1)	(1)	(11)
of which: Financial intermediaries and hedge funds	7,637	7,413	224	0	(17)	(7)	(9)	0
of which: Lombard	641	633	0	8	(2)	0	0	(2)
of which: Commodity trade finance	1,441	1,416	25	0	(2)	(1)	0	0
Irrevocable loan commitments	41,372	36,439	4,829	104	(142)	(74)	(68)	0
of which: Large corporate clients	24,209	19,740	4,405	64	(121)	(63)	(58)	0
Forward starting reverse repurchase and securities borrowing agreements	3,247	3,247	0	0	0	0	0	0
Committed unconditionally revocable credit lines	40,134	33,983	6,042	108	(50)	(29)	(21)	0
of which: Real estate financing	6,328	5,811	517	0	(12)	(5)	(7)	0
of which: Large corporate clients	4,909	2,687	2,194	27	(9)	(2)	(7)	0
of which: SME clients	5,827	3,442	2,323	63	(16)	(12)	(4)	0
of which: Lombard	9,671	9,671	0	0	0	(1)	0	0
of which: Credit cards	8,661	8,220	430	11	(8)	(6)	(2)	0
Irrevocable committed prolongation of existing loans	3,282	3,277	5	0	(2)	(2)	0	0
Total off-balance sheet financial instruments and other credit lines	105,116	91,419	13,315	382	(257)	(119)	(104)	(34)
Total allowances and provisions					(1,468)	(306)	(333)	(829)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Expected credit loss measurement (continued)

USD million	30.9.20
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	149,176	149,176	0	0	0	0	0	0
Loans and advances to banks	14,677	14,512	165	0	(7)	(5)	(1)	(1)
Receivables from securities financing transactions	80,379	80,379	0	0	(3)	(3)	0	0
Cash collateral receivables on derivative instruments	31,172	31,172	0	0	0	0	0	0
Loans and advances to customers	360,985	335,756	23,274	1,955	(1,144)	(136)	(242)	(766)
of which: Private clients with mortgages	142,189	132,836	8,393	960	(167)	(36)	(94)	(37)
of which: Real estate financing	42,042	36,075	5,950	16	(62)	(9)	(49)	(4)
of which: Large corporate clients	15,499	12,602	2,665	232	(275)	(25)	(52)	(198)
of which: SME clients	14,092	8,126	5,368	597	(353)	(25)	(31)	(297)
of which: Lombard	125,962	125,902	0	60	(44)	(6)	0	(38)
of which: Credit cards	1,507	1,151	327	29	(37)	(10)	(12)	(16)
of which: Commodity trade finance	3,128	3,061	45	21	(146)	(5)	0	(141)
Other financial assets measured at amortized cost	27,150	26,261	368	520	(141)	(36)	(12)	(93)
of which: Loans to financial advisors	2,581	1,926	183	471	(115)	(30)	(9)	(76)
Total financial assets measured at amortized cost	663,537	637,255	23,807	2,475	(1,295)	(180)	(254)	(860)
Financial assets measured at fair value through other comprehensive income	8,828	8,828	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	672,365	646,083	23,807	2,475	(1,295)	(180)	(254)	(860)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,769	16,080	1,519	169	(48)	(11)	(4)	(34)
of which: Large corporate clients	3,661	2,733	815	113	(19)	(3)	(3)	(14)
of which: SME clients	1,288	719	513	56	(14)	(1)	(1)	(12)
of which: Financial intermediaries and hedge funds	8,104	7,964	140	0	(6)	(6)	0	0
of which: Lombard	617	617	0	0	(2)	0	0	(2)
of which: Commodity trade finance	1,714	1,710	4	0	(1)	(1)	0	0
Irrevocable loan commitments	41,455	36,519	4,860	76	(128)	(61)	(67)	0
of which: Large corporate clients	22,999	18,351	4,608	39	(114)	(53)	(61)	0
Forward starting reverse repurchase and securities borrowing agreements	4,820	4,820	0	0	0	0	0	0
Committed unconditionally revocable credit lines	38,917	34,236	4,593	88	(70)	(36)	(34)	0
of which: Real estate financing	6,242	5,663	579	0	(27)	(6)	(21)	0
of which: Large corporate clients	4,798	3,821	959	18	(9)	(4)	(5)	0
of which: SME clients	5,382	3,183	2,141	58	(21)	(17)	(5)	0
of which: Lombard	9,017	9,017	0	0	0	0	0	0
of which: Credit cards	8,327	7,909	407	11	(9)	(7)	(2)	0
Irrevocable committed prolongation of existing loans	3,421	3,412	9	0	(8)	(8)	0	0
Total off-balance sheet financial instruments and other credit lines	106,381	95,067	10,982	333	(255)	(116)	(106)	(34)
Total allowances and provisions					(1,550)	(296)	(360)	(894)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)

USD million	31.12.19
	Carrying amount[1]				ECL allowance
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Cash and balances at central banks	107,068	107,068	0	0	0	0	0	0
Loans and advances to banks	12,447	12,367	80	0	(6)	(4)	(1)	(1)
Receivables from securities financing transactions	84,245	84,245	0	0	(2)	(2)	0	0
Cash collateral receivables on derivative instruments	23,289	23,289	0	0	0	0	0	0
Loans and advances to customers	326,786	309,499	15,538	1,749	(764)	(82)	(123)	(559)
of which: Private clients with mortgages	132,646	124,063	7,624	959	(110)	(15)	(55)	(41)
of which: Real estate financing	38,481	32,932	5,532	17	(43)	(5)	(34)	(4)
of which: Large corporate clients	9,703	9,184	424	94	(117)	(15)	(4)	(98)
of which: SME clients	11,786	9,817	1,449	521	(303)	(17)	(15)	(271)
of which: Lombard	112,893	112,796	0	98	(22)	(4)	0	(18)
of which: Credit cards	1,661	1,314	325	22	(35)	(8)	(14)	(13)
of which: Commodity trade finance	2,844	2,826	8	10	(81)	(5)	0	(77)
Other financial assets measured at amortized cost	22,980	21,953	451	576	(143)	(35)	(13)	(95)
of which: Loans to financial advisors	2,877	2,341	334	202	(109)	(29)	(11)	(70)
Total financial assets measured at amortized cost	576,815	558,420	16,069	2,326	(915)	(124)	(137)	(655)
Financial assets measured at fair value through other comprehensive income	6,345	6,345	0	0	0	0	0	0
Total on-balance sheet financial assets in scope of ECL requirements	583,159	564,765	16,069	2,326	(915)	(124)	(137)	(655)

	Total exposure				ECL provision
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	(42)	(8)	(1)	(33)
of which: Large corporate clients	3,687	3,461	203	24	(10)	(1)	0	(9)
of which: SME clients	1,180	1,055	67	58	(24)	0	0	(23)
of which: Financial intermediaries and hedge funds	7,966	7,950	16	0	(5)	(4)	0	0
of which: Lombard	622	622	0	0	(1)	0	0	(1)
of which: Commodity trade finance	2,334	2,320	13	0	(1)	(1)	0	0
Irrevocable loan commitments	27,547	27,078	419	50	(35)	(30)	(5)	0
of which: Large corporate clients	18,735	18,349	359	27	(27)	(24)	(3)	0
Forward starting reverse repurchase and securities borrowing agreements	1,657	1,657	0	0	0	0	0	0
Committed unconditionally revocable credit lines	35,092	33,848	1,197	46	(34)	(17)	(17)	0
of which: Real estate financing	5,242	4,934	307	0	(16)	(3)	(13)	0
of which: Large corporate clients	4,274	4,188	69	17	(1)	(1)	0	0
of which: SME clients	4,787	4,589	171	27	(9)	(8)	(1)	0
of which: Lombard	7,976	7,975	0	1	0	0	0	0
of which: Credit cards	7,890	7,535	355	0	(6)	(4)	(2)	0
of which: Commodity trade finance	344	344	0	0	0	0	0	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	(3)	(3)	0	0
Total off-balance sheet financial instruments and other credit lines	85,728	83,626	1,920	182	(114)	(58)	(23)	(33)
Total allowances and provisions					(1,029)	(181)	(160)	(688)
1 The carrying amount of financial assets measured at amortized cost represents the total gross exposure net of the respective ECL allowances.

Expected credit loss measurement (continued)

The table below provides information about the ECL gross exposure and the ECL coverage ratio for our core loan portfolios: Loans and advances to customers, Other financial assets measured at amortized cost and relevant off-balance sheet exposures. Cash and balances at central banks, Loans and advances to banks, Receivables from securities financing transactions, Cash collateral receivables on derivative instruments and Financial assets measured at fair value through other comprehensive income are not included in the table below, due to their lower sensitivity to ECL.

ECL coverage ratios are calculated by taking ECL allowances and provisions divided by the gross carrying amount of the exposures.

ECL coverage ratios for core loan portfolios	31.12.20
	Gross carrying amount (USD million)				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	380,589	353,166	24,480	2,943	28	4	88	2,390
of which: Private clients with mortgages	148,341	138,803	8,540	998	11	2	108	390
of which: Real estate financing	43,492	37,583	5,883	27	15	4	75	1,414
of which: Large corporate clients	15,440	12,330	2,423	686	181	22	164	3,089
of which: SME clients	15,183	8,440	5,847	896	204	23	39	2,991
of which: Lombard	133,886	133,800	0	86	3	0	0	3,592
of which: Credit cards	1,596	1,209	342	46	240	91	333	3,488
of which: Commodity trade finance	3,375	3,219	43	113	315	16	2	8,939
Other financial assets measured at amortized cost	27,327	26,410	357	560	48	13	241	1,615
of which: Loans to financial advisors	2,677	2,009	142	526	404	135	351	1,446

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,081	14,473	2,439	170	37	9	62	2,014
Irrevocable loan commitments	41,372	36,439	4,829	104	34	20	140	0
Committed unconditionally revocable credit lines	40,134	33,983	6,042	108	12	8	35	0
Irrevocable committed prolongation of existing loans	3,282	3,277	5	0	6	6	0	0

ECL coverage ratios for core loan portfolios	30.9.20
	Gross carrying amount (USD million)				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	362,129	335,892	23,516	2,721	32	4	103	2,816
of which: Private clients with mortgages	142,356	132,872	8,487	997	12	3	111	371
of which: Real estate financing	42,104	36,085	5,999	20	15	3	81	1,936
of which: Large corporate clients	15,774	12,627	2,717	430	174	20	192	4,596
of which: SME clients	14,444	8,152	5,399	894	244	31	57	3,321
of which: Lombard	126,006	125,908	0	98	3	0	0	3,861
of which: Credit cards	1,544	1,161	338	45	240	84	341	3,499
of which: Commodity trade finance	3,274	3,067	45	162	447	18	4	8,678
Other financial assets measured at amortized cost	27,290	26,297	380	613	52	14	313	1,516
of which: Loans to financial advisors	2,695	1,955	192	548	427	152	466	1,394

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	17,769	16,080	1,519	169	27	7	26	1,991
Irrevocable loan commitments	41,455	36,519	4,860	76	31	17	139	0
Committed unconditionally revocable credit lines	38,917	34,236	4,593	88	18	10	74	0
Irrevocable committed prolongation of existing loans	3,421	3,412	9	0	25	24	206	0

UBS Group AG interim consolidated financial information (unaudited)

Expected credit loss measurement (continued)

ECL coverage ratios for core loan portfolios	31.12.19
	Gross carrying amount (USD million)				ECL coverage (bps)
Financial instruments measured at amortized cost	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Loans and advances to customers	327,550	309,581	15,661	2,308	23	3	79	2,420
of which: Private clients with mortgages	132,756	124,077	7,679	1,000	8	1	72	406
of which: Real estate financing	38,524	32,937	5,567	21	11	2	62	1,765
of which: Large corporate clients	9,819	9,199	429	192	119	16	100	5,088
of which: SME clients	12,089	9,834	1,464	791	251	18	104	3,420
of which: Lombard	112,915	112,799	0	116	2	0	0	1,566
of which: Credit cards	1,696	1,322	339	35	205	60	404	3,718
of which: Commodity trade finance	2,925	2,831	8	87	278	17	3	8,844
Other financial assets measured at amortized cost	23,123	21,988	463	672	62	16	274	1,420
of which: Loans to financial advisors	2,987	2,370	344	272	366	122	305	2,570

	Gross exposure (USD million)				ECL coverage (bps)
Off-balance sheet (in scope of ECL)	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3
Guarantees	18,142	17,757	304	82	23	4	30	4,032
Irrevocable loan commitments	27,547	27,078	419	50	13	11	120	0
Committed unconditionally revocable credit lines	35,092	33,848	1,197	46	10	5	143	0
Irrevocable committed prolongation of existing loans	3,289	3,285	0	4	8	8	0	0

Provisions and contingent liabilities

a) Provisions

The table below presents an overview of total provisions.

USD million	31.12.20	30.9.20	31.12.19
Provisions other than provisions for expected credit losses	2,499	2,430	2,861
Provisions for expected credit losses	257	255	114
Total provisions	2,756	2,685	2,974

The following table presents additional information for provisions other than provisions for expected credit losses.

USD million	Litigation, regulatory and similar matters[1]	Restructuring[2]	Other[3]	Total
Balance as of 31 December 2019	2,475	106	280	2,861
Balance as of 30 September 2020	1,996	93	341	2,430
Increase in provisions recognized in the income statement	83	0	50	133
Release of provisions recognized in the income statement	(4)	0	(32)	(36)
Provisions used in conformity with designated purpose	(43)	(9)	(20)	(72)
Capitalized reinstatement costs	0	0	(1)	(1)
Reclassifications	0	(14)	14	0
Foreign currency translation / unwind of discount	32	3	11	45
Balance as of 31 December 2020	2,063	72	363	2,499

1 Comprises provisions for losses resulting from legal, liability and compliance risks.    2 Primarily consists of provisions for onerous contracts of USD 49 million as of 31 December 2020 (30 September 2020: USD 53 million; 31 December 2019: USD 61 million) and personnel-related restructuring provisions of USD 18 million as of 31 December 2020 (30 September 2020: USD 35 million; 31 December 2019: USD 40 million).    3 Mainly includes provisions related to real estate, employee benefits and operational risks.

Restructuring provisions primarily relate to onerous contracts and severance payments. Onerous contracts for property are recognized when UBS is committed to pay for non-lease components, such as utilities, service charges, taxes and maintenance, when a property is vacated or not fully recovered from sub-tenants. Severance-related provisions are used within a short time period but potential changes in amount may be triggered when natural staff attrition reduces the number of people affected by a restructuring event and therefore the estimated costs.

Information about provisions and contingent liabilities in respect of litigation, regulatory and similar matters, as a class, is included in part b). There are no material contingent liabilities associated with the other classes of provisions.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities

b) Litigation, regulatory and similar matters

The Group operates in a legal and regulatory environment that exposes it to significant litigation and similar risks arising from disputes and regulatory proceedings. As a result, UBS (which for purposes of this Note may refer to UBS Group AG and/or one or more of its subsidiaries, as applicable) is involved in various disputes and legal proceedings, including litigation, arbitration, and regulatory and criminal investigations.

Such matters are subject to many uncertainties, and the outcome and the timing of resolution are often difficult to predict, particularly in the earlier stages of a case. There are also situations where the Group may enter into a settlement agreement. This may occur in order to avoid the expense, management distraction or reputational implications of continuing to contest liability, even for those matters for which the Group believes it should be exonerated. The uncertainties inherent in all such matters affect the amount and timing of any potential outflows for both matters with respect to which provisions have been established and other contingent liabilities. The Group makes provisions for such matters brought against it when, in the opinion of management after seeking legal advice, it is more likely than not that the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required, and the amount can be reliably estimated. Where these factors are otherwise satisfied, a provision may be established for claims that have not yet been asserted against the Group, but are nevertheless expected to be, based on the Group’s experience with similar asserted claims. If any of those conditions is not met, such matters result in contingent liabilities. If the amount of an obligation cannot be reliably estimated, a liability exists that is not recognized even if an outflow of resources is probable. Accordingly, no provision is established even if the potential outflow of resources with respect to such matters could be significant. Developments relating to a matter that occur after the relevant reporting period, but prior to the issuance of financial statements, which affect management’s assessment of the provision for such matter (because, for example, the developments provide evidence of conditions that existed at the end of the reporting period), are adjusting events after the reporting period under IAS 10 and must be recognized in the financial statements for the reporting period.

Specific litigation, regulatory and other matters are described below, including all such matters that management considers to be material and others that management believes to be of significance due to potential financial, reputational and other effects. The amount of damages claimed, the size of a transaction or other information is provided where available and appropriate in order to assist users in considering the magnitude of potential exposures.

In the case of certain matters below, we state that we have established a provision, and for the other matters, we make no such statement. When we make this statement and we expect disclosure of the amount of a provision to prejudice seriously our position with other parties in the matter because it would reveal what UBS believes to be the probable and reliably estimable outflow, we do not disclose that amount. In some cases we are subject to confidentiality obligations that preclude such disclosure. With respect to the matters for which we do not state whether we have established a provision, either: (a) we have not established a provision, in which case the matter is treated as a contingent liability under the applicable accounting standard; or (b) we have established a provision but expect disclosure of that fact to prejudice seriously our position with other parties in the matter because it would reveal the fact that UBS believes an outflow of resources to be probable and reliably estimable.

With respect to certain litigation, regulatory and similar matters for which we have established provisions, we are able to estimate the expected timing of outflows. However, the aggregate amount of the expected outflows for those matters for which we are able to estimate expected timing is immaterial relative to our current and expected levels of liquidity over the relevant time periods.

Provisions and contingent liabilities (continued)

The aggregate amount provisioned for litigation, regulatory and similar matters as a class is disclosed in the “Provisions” table in part a above. It is not practicable to provide an aggregate estimate of liability for our litigation, regulatory and similar matters as a class of contingent liabilities. Doing so would require UBS to provide speculative legal assessments as to claims and proceedings that involve unique fact patterns or novel legal theories, that have not yet been initiated or are at early stages of adjudication, or as to which alleged damages have not been quantified by the claimants. Although UBS therefore cannot provide a numerical estimate of the future losses that could arise from litigation, regulatory and similar matters, UBS believes that the aggregate amount of possible future losses from this class that are more than remote substantially exceeds the level of current provisions.

Litigation, regulatory and similar matters may also result in non-monetary penalties and consequences. For example, the non-prosecution agreement UBS entered into with the US Department of Justice (DOJ), Criminal Division, Fraud Section in connection with submissions of benchmark interest rates, including, among others, the British Bankers’ Association London Interbank Offered Rate (LIBOR), was terminated by the DOJ based on its determination that UBS had committed a US crime in relation to foreign exchange matters. As a consequence, UBS AG pleaded guilty to one count of wire fraud for conduct in the LIBOR matter, paid a fine and was subject to probation, which ended in January 2020.

A guilty plea to, or conviction of, a crime could have material consequences for UBS. Resolution of regulatory proceedings may require UBS to obtain waivers of regulatory disqualifications to maintain certain operations, may entitle regulatory authorities to limit, suspend or terminate licenses and regulatory authorizations, and may permit financial market utilities to limit, suspend or terminate UBS’s participation in such utilities. Failure to obtain such waivers, or any limitation, suspension or termination of licenses, authorizations or participations, could have material consequences for UBS.

The risk of loss associated with litigation, regulatory and similar matters is a component of operational risk for purposes of determining capital requirements. Information concerning our capital requirements and the calculation of operational risk for this purpose is included in the “Capital management” section of this report.

Provisions for litigation, regulatory and similar matters by business division and in Group Functions[1]
USD million	Global Wealth Manage- ment	Personal & Corporate Banking	Asset Manage- ment	Investment Bank	Group Functions	Total
Balance as of 31 December 2019	782	113	0	255	1,325	2,475
Balance as of 30 September 2020	741	112	0	211	933	1,996
Increase in provisions recognized in the income statement	70	0	0	13	0	83
Release of provisions recognized in the income statement	(4)	0	0	0	0	(4)
Provisions used in conformity with designated purpose	(40)	(1)	0	(1)	(1)	(43)
Foreign currency translation / unwind of discount	22	5	0	5	0	32
Balance as of 31 December 2020	789	115	0	227	932	2,063

1 Provisions, if any, for matters described in this disclosure are recorded in Global Wealth Management (item 3 and item 4) and Group Functions (item 2). Provisions, if any, for the matters described in items 1 and 6 of this disclosure are allocated between Global Wealth Management and Personal & Corporate Banking, and provisions, if any, for the matters described in this disclosure in item 5 are allocated between the Investment Bank and Group Functions.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

1. Inquiries regarding cross-border wealth management businesses

Tax and regulatory authorities in a number of countries have made inquiries, served requests for information or examined employees located in their respective jurisdictions relating to the cross-border wealth management services provided by UBS and other financial institutions. It is possible that the implementation of automatic tax information exchange and other measures relating to cross-border provision of financial services could give rise to further inquiries in the future. UBS has received disclosure orders from the Swiss Federal Tax Administration (FTA) to transfer information based on requests for international administrative assistance in tax matters. The requests concern a number of UBS account numbers pertaining to current and former clients and are based on data from 2006 and 2008. UBS has taken steps to inform affected clients about the administrative assistance proceedings and their procedural rights, including the right to appeal. The requests are based on data received from the German authorities, who seized certain data related to UBS clients booked in Switzerland during their investigations and have apparently shared this data with other European countries. UBS expects additional countries to file similar requests.

The Swiss Federal Administrative Court ruled in 2016 that, in the administrative assistance proceedings related to a French bulk request, UBS has the right to appeal all final FTA client data disclosure orders. On 30 July 2018, the Swiss Federal Administrative Court granted UBS’s appeal by holding the French administrative assistance request inadmissible. The FTA filed a final appeal with the Swiss Federal Supreme Court. On 26 July 2019, the Supreme Court reversed the decision of the Federal Administrative Court. In December 2019, the court released its written decision. The decision requires the FTA to obtain confirmation from the French authorities that transmitted data will be used only for the purposes stated in their request before transmitting any data. The stated purpose of the original request was to obtain information relating to taxes owed by account holders. Accordingly, any information transferred to the French authorities must not be passed to criminal authorities or used in connection with the ongoing case against UBS discussed in this item. In February 2020, the FTA ordered that UBS would not be granted party status in the French administrative assistance proceedings. UBS appealed this decision to the Federal Administrative Court. On 15 July, the Federal Administrative Court upheld the FTA’s decision, holding that UBS will no longer have party status in these proceedings. The Swiss Federal Supreme Court has determined that it will not hear UBS’s appeal of this decision.

Since 2013, UBS (France) S.A., UBS AG and certain former employees have been under investigation in France for alleged complicity in unlawful solicitation of clients on French territory, regarding the laundering of proceeds of tax fraud, and banking and financial solicitation by unauthorized persons. In connection with this investigation, the investigating judges ordered UBS AG to provide bail (“caution”) of EUR 1.1 billion and UBS (France) S.A. to post bail of EUR 40 million, which was reduced on appeal to EUR 10 million.

A trial in the court of first instance took place from 8 October 2018 until 15 November 2018. On 20 February 2019, the court announced a verdict finding UBS AG guilty of unlawful solicitation of clients on French territory and aggravated laundering of the proceeds of tax fraud, and UBS (France) S.A. guilty of aiding and abetting unlawful solicitation and laundering the proceeds of tax fraud. The court imposed fines aggregating EUR 3.7 billion on UBS AG and UBS (France) S.A. and awarded EUR 800 million of civil damages to the French state. UBS has appealed the decision. Under French law, the judgment is suspended while the appeal is pending. The trial originally scheduled for 2 June 2020 has been rescheduled to 8-24 March 2021. The Court of Appeal will retry the case de novo as to both the law and the facts, and the fines and penalties can be greater than or less than those imposed by the court of first instance. A subsequent appeal to the Cour de Cassation, France’s highest court, is possible with respect to questions of law.

UBS believes that based on both the law and the facts the judgment of the court of first instance should be reversed. UBS believes it followed its obligations under Swiss and French law as well as the European Savings Tax Directive. Even assuming liability, which it contests, UBS believes the penalties and damage amounts awarded greatly exceed the amounts that could be supported by the law and the facts. In particular, UBS believes the court incorrectly based the penalty on the total regularized assets rather than on any unpaid taxes on those assets for which a fraud has been characterized and further incorrectly awarded damages based on costs that were not proven by the civil party. Notwithstanding that UBS believes it should be acquitted, our balance sheet at 31 December 2020 reflected provisions with respect to this matter in an amount of EUR 450 million (USD 549 million at 31 December 2020). The wide range of possible outcomes in this case contributes to a high degree of estimation uncertainty. The provision reflected on our balance sheet at 31 December 2020 reflects our best estimate of possible financial implications, although it is reasonably possible that actual penalties and civil damages could exceed the provision amount.

In 2016, UBS was notified by the Belgian investigating judge that it is under formal investigation (“inculpé”) regarding the laundering of proceeds of tax fraud, of banking and financial solicitation by unauthorized persons, and of serious tax fraud.

Our balance sheet at 31 December 2020 reflected provisions with respect to matters described in this item 1 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

Provisions and contingent liabilities (continued)

2. Claims related to sales of residential mortgage-backed securities and mortgages

From 2002 through 2007, prior to the crisis in the US residential loan market, UBS was a substantial issuer and underwriter of US residential mortgage-backed securities (RMBS) and was a purchaser and seller of US residential mortgages.

In November 2018, the DOJ filed a civil complaint in the District Court for the Eastern District of New York. The complaint seeks unspecified civil monetary penalties under the Financial Institutions Reform, Recovery and Enforcement Act of 1989 related to UBS’s issuance, underwriting and sale of 40 RMBS transactions in 2006 and 2007. UBS moved to dismiss the civil complaint on 6 February 2019. On 10 December 2019, the district court denied UBS’s motion to dismiss.

Our balance sheet at 31 December 2020 reflected a provision with respect to matters described in this item 2 in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of this matter cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

3. Madoff

In relation to the Bernard L. Madoff Investment Securities LLC (BMIS) investment fraud, UBS AG, UBS (Luxembourg) S.A. (now UBS Europe SE, Luxembourg branch) and certain other UBS subsidiaries have been subject to inquiries by a number of regulators, including the Swiss Financial Market Supervisory Authority (FINMA) and the Luxembourg Commission de Surveillance du Secteur Financier. Those inquiries concerned two third-party funds established under Luxembourg law, substantially all assets of which were with BMIS, as well as certain funds established in offshore jurisdictions with either direct or indirect exposure to BMIS. These funds faced severe losses, and the Luxembourg funds are in liquidation. The documentation establishing both funds identifies UBS entities in various roles, including custodian, administrator, manager, distributor and promoter, and indicates that UBS employees serve as board members.

In 2009 and 2010, the liquidators of the two Luxembourg funds filed claims against UBS entities, non-UBS entities and certain individuals, including current and former UBS employees, seeking amounts totaling approximately EUR 2.1 billion, which includes amounts that the funds may be held liable to pay the trustee for the liquidation of BMIS (BMIS Trustee).

A large number of alleged beneficiaries have filed claims against UBS entities (and non-UBS entities) for purported losses relating to the Madoff fraud. The majority of these cases have been filed in Luxembourg, where decisions that the claims in eight test cases were inadmissible have been affirmed by the Luxembourg Court of Appeal, and the Luxembourg Supreme Court has dismissed a further appeal in one of the test cases.

In the US, the BMIS Trustee filed claims against UBS entities, among others, in relation to the two Luxembourg funds and one of the offshore funds. The total amount claimed against all defendants in these actions was not less than USD 2 billion. In 2014, the US Supreme Court rejected the BMIS Trustee’s motion for leave to appeal decisions dismissing all claims except those for the recovery of approximately USD 125 million of payments alleged to be fraudulent conveyances and preference payments. In 2016, the bankruptcy court dismissed these claims against the UBS entities. In February 2019, the Court of Appeals reversed the dismissal of the BMIS Trustee’s remaining claims, and the US Supreme Court subsequently denied a petition seeking review of the Court of Appeals’ decision. The case has been remanded to the Bankruptcy Court for further proceedings.

4. Puerto Rico

Declines since 2013 in the market prices of Puerto Rico municipal bonds and of closed-end funds (funds) that are sole-managed and co-managed by UBS Trust Company of Puerto Rico and distributed by UBS Financial Services Incorporated of Puerto Rico (UBS PR) led to multiple regulatory inquiries, which in 2014 and 2015, led to settlements with the Office of the Commissioner of Financial Institutions for the Commonwealth of Puerto Rico, the US Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority in relation to their examinations of UBS’s operations.

Since that time UBS has received customer complaints and arbitrations with aggregate claimed damages of USD 3.4 billion, of which claims with aggregate claimed damages of USD 2.8 billion have been resolved through settlements, arbitration or withdrawal of the claim. The claims have been filed by clients in Puerto Rico who own the funds or Puerto Rico municipal bonds and/or who used their UBS account assets as collateral for UBS non-purpose loans; customer complaint and arbitration allegations include fraud, misrepresentation and unsuitability of the funds and of the loans.

A shareholder derivative action was filed in 2014 against various UBS entities and current and certain former directors of the funds, alleging hundreds of millions of US dollars in losses in the funds. In 2015, defendants’ motion to dismiss was denied and a request for permission to appeal that ruling was denied by the Puerto Rico Supreme Court.

In 2011, a purported derivative action was filed on behalf of the Employee Retirement System of the Commonwealth of Puerto Rico (System) against over 40 defendants, including UBS PR, which was named in connection with its underwriting and consulting services. Plaintiffs alleged that defendants violated their purported fiduciary duties and contractual obligations in connection with the issuance and underwriting of USD 3 billion of bonds by the System in 2008 and sought damages of over USD 800 million. In 2016, the court granted the System’s request to join the action as a plaintiff, but ordered that plaintiffs must file an amended complaint. In 2017, the court denied defendants’ motion to dismiss the amended complaint. In 2020, the court denied plaintiffs’ motion for summary judgment.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

Beginning in 2015, certain agencies and public corporations of the Commonwealth of Puerto Rico (Commonwealth) defaulted on certain interest payments on Puerto Rico bonds. In 2016, US federal legislation created an oversight board with power to oversee Puerto Rico’s finances and to restructure its debt. The oversight board has imposed a stay on the exercise of certain creditors’ rights. In 2017, the oversight board placed certain of the bonds into a bankruptcy-like proceeding under the supervision of a Federal District Judge.

In May 2019, the oversight board filed complaints in Puerto Rico federal district court bringing claims against financial, legal and accounting firms that had participated in Puerto Rico municipal bond offerings, including UBS, seeking a return of underwriting and swap fees paid in connection with those offerings. UBS estimates that it received approximately USD 125 million in fees in the relevant offerings.

In August 2019, and February and November 2020, four US insurance companies that insured issues of Puerto Rico municipal bonds sued UBS and several other underwriters of Puerto Rico municipal bonds. The actions collectively seek recovery of an aggregate of USD 955 million in damages from the defendants. The plaintiffs in these cases claim that defendants failed to reasonably investigate financial statements in the offering materials for the insured Puerto Rico bonds issued between 2002 and 2007, which plaintiffs argue they relied upon in agreeing to insure the bonds notwithstanding that they had no contractual relationship with the underwriters.

Our balance sheet at 31 December 2020 reflected provisions with respect to matters described in this item 4 in amounts that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provisions that we have recognized.

5. Foreign exchange, LIBOR and benchmark rates, and other trading practices

Foreign exchange-related regulatory matters: Beginning in 2013, numerous authorities commenced investigations concerning possible manipulation of foreign exchange markets and precious metals prices. As a result of these investigations, UBS entered into resolutions with the UK Financial Conduct Authority (FCA), the US Commodity Futures Trading Commission (CFTC), FINMA, the Board of Governors of the Federal Reserve System (Federal Reserve Board) and the Connecticut Department of Banking, the DOJ’s Criminal Division and the European Commission. UBS has ongoing obligations under the Cease and Desist Order of the Federal Reserve Board and the Office of the Comptroller of the Currency (as successor to the Connecticut Department of Banking), and to cooperate with relevant authorities and to undertake certain remediation measures. UBS has also been granted conditional immunity by the Antitrust Division of the DOJ and by authorities in other jurisdictions in connection with potential competition law violations relating to foreign exchange and precious metals businesses. Investigations relating to foreign exchange matters by certain authorities remain ongoing notwithstanding these resolutions.

Foreign exchange-related civil litigation: Putative class actions have been filed since 2013 in US federal courts and in other jurisdictions against UBS and other banks on behalf of putative classes of persons who engaged in foreign currency transactions with any of the defendant banks. UBS has resolved US federal court class actions relating to foreign currency transactions with the defendant banks and persons who transacted in foreign exchange futures contracts and options on such futures under a settlement agreement that provides for UBS to pay an aggregate of USD 141 million and provide cooperation to the settlement classes. Certain class members have excluded themselves from that settlement and have filed individual actions in US and English courts against UBS and other banks, alleging violations of US and European competition laws and unjust enrichment.

In 2015, a putative class action was filed in federal court against UBS and numerous other banks on behalf of persons and businesses in the US who directly purchased foreign currency from the defendants and alleged co-conspirators for their own end use. In March 2017, the court granted UBS’s (and the other banks’) motions to dismiss the complaint. The plaintiffs filed an amended complaint in August 2017. In March 2018, the court denied the defendants’ motions to dismiss the amended complaint.

In 2017, two putative class actions were filed in federal court in New York against UBS and numerous other banks on behalf of persons and entities who had indirectly purchased foreign exchange instruments from a defendant or co-conspirator in the US, and a consolidated complaint was filed in June 2017. In March 2018, the court dismissed the consolidated complaint. In October 2018, the court granted plaintiffs’ motion seeking leave to file an amended complaint. UBS and 11 other banks have reached an agreement with the plaintiffs to settle the class action for a total of USD 10 million. The court approved the settlement in November 2020.

LIBOR and other benchmark-related regulatory matters: Numerous government agencies, including the SEC, the CFTC, the DOJ, the FCA, the UK Serious Fraud Office, the Monetary Authority of Singapore, the Hong Kong Monetary Authority, FINMA, various state attorneys general in the US and competition authorities in various jurisdictions, have conducted investigations regarding potential improper attempts by UBS, among others, to manipulate LIBOR and other benchmark rates at certain times. UBS reached settlements or otherwise concluded investigations relating to benchmark interest rates with the investigating authorities. UBS has ongoing obligations to cooperate with the authorities with whom we have reached resolutions and to undertake certain remediation measures with respect to benchmark interest rate submissions. UBS has been granted conditional leniency or conditional immunity from authorities in certain jurisdictions, including the Antitrust Division of the DOJ and the Swiss Competition Commission (WEKO), in connection with potential antitrust or competition law violations related to certain rates. However, UBS has not reached a final settlement with WEKO, as the Secretariat of WEKO has asserted that UBS does not qualify for full immunity.

Provisions and contingent liabilities (continued)

LIBOR and other benchmark-related civil litigation: A number of putative class actions and other actions are pending in the federal courts in New York against UBS and numerous other banks on behalf of parties who transacted in certain interest rate benchmark-based derivatives. Also pending in the US and in other jurisdictions are a number of other actions asserting losses related to various products whose interest rates were linked to LIBOR and other benchmarks, including adjustable rate mortgages, preferred and debt securities, bonds pledged as collateral, loans, depository accounts, investments and other interest-bearing instruments. The complaints allege manipulation, through various means, of certain benchmark interest rates, including USD LIBOR, Euroyen TIBOR, Yen LIBOR, EURIBOR, CHF LIBOR, GBP LIBOR, SGD SIBOR and SOR and Australian BBSW, and seek unspecified compensatory and other damages under varying legal theories.

USD LIBOR class and individual actions in the US: In 2013 and 2015, the district court in the USD LIBOR actions dismissed, in whole or in part, certain plaintiffs’ antitrust claims, federal racketeering claims, CEA claims, and state common law claims. Although the Second Circuit vacated the district court’s judgment dismissing antitrust claims, the district court again dismissed antitrust claims against UBS in 2016. Certain plaintiffs have appealed that decision to the Second Circuit. Separately, in 2018, the Second Circuit reversed in part the district court’s 2015 decision dismissing certain individual plaintiffs’ claims and certain of these actions are now proceeding. UBS entered into an agreement in 2016 with representatives of a class of bondholders to settle their USD LIBOR class action. The agreement has received final court approval. In 2018, the district court denied plaintiffs’ motions for class certification in the USD class actions for claims pending against UBS, and plaintiffs sought permission to appeal that ruling to the Second Circuit. In July 2018, the Second Circuit denied the petition to appeal of the class of USD lenders and in November 2018 denied the petition of the USD exchange class. In December 2019, UBS entered into an agreement with representatives of the class of USD lenders to settle their USD LIBOR class action. The agreement has received final court approval. In January 2019, a putative class action was filed in the District Court for the Southern District of New York against UBS and numerous other banks on behalf of US residents who, since 1 February 2014, directly transacted with a defendant bank in USD LIBOR instruments. The complaint asserts antitrust claims. The defendants moved to dismiss the complaint in August 2019. On 26 March 2020 the court granted defendants’ motion to dismiss the complaint in its entirety. Plaintiffs have appealed the dismissal. In August 2020, an individual action was filed in the Northern District of California against UBS and numerous other banks alleging that the defendants conspired to fix the interest rate used as the basis for loans to consumers by jointly setting the USD LIBOR rate and monopolized the market for LIBOR-based consumer loans and credit cards.

Other benchmark class actions in the US: In 2014, 2015 and 2017, the court in one of the Euroyen TIBOR lawsuits dismissed certain of the plaintiffs’ claims, including plaintiffs’ federal antitrust and racketeering claims. In August 2020, the court granted defendants’ motion for judgment on the pleadings and dismissed the lone remaining claim in the action as impermissibly extraterritorial. Plaintiffs have appealed. In 2017, the court dismissed the other Yen LIBOR / Euroyen TIBOR action in its entirety on standing grounds. In April 2020, the appeals court reversed the dismissal and in August 2020 plaintiffs in that action filed an amended complaint. Defendants moved to dismiss the amended complaint in October 2020. In 2017, the court dismissed the CHF LIBOR action on standing grounds and failure to state a claim. Plaintiffs filed an amended complaint following the dismissal, and the court granted a renewed motion to dismiss in September 2019. Plaintiffs have appealed. Also in 2017, the court in the EURIBOR lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Plaintiffs have appealed. In October 2018, the court in the SIBOR / SOR action dismissed all but one of plaintiffs’ claims against UBS. Plaintiffs filed an amended complaint following the dismissal, and the courts granted a renewed motion to dismiss in July 2019. Plaintiffs have appealed. In November 2018, the court in the BBSW lawsuit dismissed the case as to UBS and certain other foreign defendants for lack of personal jurisdiction. Following that dismissal, plaintiffs filed an amended complaint in April 2019, which UBS and other defendants named in the amended complaint moved to dismiss. In February 2020, the court in the BBSW action granted in part and denied in part defendants’ motions to dismiss the amended complaint. In August 2020, UBS and other BBSW defendants joined a motion for judgment on the pleadings. The court dismissed the GBP LIBOR action in August 2019. Plaintiffs have appealed.

Government bonds: Putative class actions have been filed since 2015 in US federal courts against UBS and other banks on behalf of persons who participated in markets for US Treasury securities since 2007. A consolidated complaint was filed in 2017 in the US District Court for the Southern District of New York alleging that the banks colluded with respect to, and manipulated prices of, US Treasury securities sold at auction and in the secondary market and asserting claims under the antitrust laws and for unjust enrichment. Defendants’ motions to dismiss the consolidated complaint are pending. Similar class actions have been filed concerning European government bonds and other government bonds.

UBS and reportedly other banks are responding to investigations and requests for information from various authorities regarding government bond trading practices. As a result of its review to date, UBS has taken appropriate action.

UBS Group AG interim consolidated financial information (unaudited)

Provisions and contingent liabilities (continued)

With respect to additional matters and jurisdictions not encompassed by the settlements and orders referred to above, our balance sheet at 31 December 2020 reflected a provision in an amount that UBS believes to be appropriate under the applicable accounting standard. As in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

6. Swiss retrocessions

The Federal Supreme Court of Switzerland ruled in 2012, in a test case against UBS, that distribution fees paid to a firm for distributing third-party and intra-group investment funds and structured products must be disclosed and surrendered to clients who have entered into a discretionary mandate agreement with the firm, absent a valid waiver. FINMA issued a supervisory note to all Swiss banks in response to the Supreme Court decision. UBS has met the FINMA requirements and has notified all potentially affected clients.

The Supreme Court decision has resulted, and may continue to result, in a number of client requests for UBS to disclose and potentially surrender retrocessions. Client requests are assessed on a case-by-case basis. Considerations taken into account when assessing these cases include, among other things, the existence of a discretionary mandate and whether or not the client documentation contained a valid waiver with respect to distribution fees.

Our balance sheet at 31 December 2020 reflected a provision with respect to matters described in this item 6 in an amount that UBS believes to be appropriate under the applicable accounting standard. The ultimate exposure will depend on client requests and the resolution thereof, factors that are difficult to predict and assess. Hence, as in the case of other matters for which we have established provisions, the future outflow of resources in respect of such matters cannot be determined with certainty based on currently available information and accordingly may ultimately prove to be substantially greater (or may be less) than the provision that we have recognized.

UBS AG interim consolidated financial
information (unaudited)

This section contains a comparison of selected financial and capital information between UBS Group AG consolidated and UBS AG consolidated. Information for UBS AG consolidated does not differ materially from UBS Group AG on a consolidated basis.

Comparison between UBS Group AG consolidated and UBS AG consolidated

The accounting policies applied under International Financial Reporting Standards (IFRS) to both the UBS Group AG and the UBS AG consolidated financial statements are identical. However, there are certain scope and presentation differences as noted below.

–   Assets, liabilities, operating income, operating expenses and operating profit before tax relating to UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG, are reflected in the consolidated financial statements of UBS Group AG but not of UBS AG. UBS AG’s assets, liabilities, operating income and operating expenses related to transactions with UBS Group AG and its directly held subsidiaries, including UBS Business Solutions AG and other shared services subsidiaries, are not subject to elimination in the UBS AG consolidated financial statements, but are eliminated in the UBS Group AG consolidated financial statements. UBS Business Solutions AG and other shared services subsidiaries of UBS Group AG charge other legal entities within the UBS AG consolidation scope for services provided, including a markup on costs incurred.

–   The equity of UBS Group AG consolidated was USD 1.7 billion higher than the equity of UBS AG consolidated as of 31 December 2020. This difference was mainly driven by higher dividends paid by UBS AG to UBS Group AG compared with the dividend distributions of UBS Group AG, as well as higher retained earnings in the UBS Group AG consolidated financial statements, largely related to the aforementioned markup charged by shared services subsidiaries of UBS Group AG to other legal entities in the UBS AG scope of consolidation. In addition, UBS Group AG is the grantor of the majority of the compensation plans of the Group and recognizes share premium for equity-settled awards granted. These effects were partly offset by treasury shares acquired as part of our share repurchase program and those held to hedge share delivery obligations associated with Group compensation plans, as well as additional share premium recognized at the UBS AG consolidated level related to the establishment of UBS Group AG and UBS Business Solutions AG, a wholly owned subsidiary of UBS Group AG.

–   The going concern capital of UBS Group AG consolidated was USD 3.6 billion higher than the going concern capital of UBS AG consolidated as of 31 December 2020, reflecting higher going concern loss-absorbing additional tier 1 (AT1) capital of USD 1.9 billion and higher common equity tier 1 (CET1) capital of USD 1.8 billion.

–   The CET1 capital of UBS Group AG consolidated was USD 1.8 billion higher than that of UBS AG consolidated as of 31 December 2020. The higher CET1 capital of UBS Group AG consolidated was primarily due to a higher UBS Group AG consolidated IFRS equity of USD 1.7 billion, as described above, and lower UBS Group AG accruals for future dividends to shareholders, as well as an additional capital deduction at the UBS AG consolidated level related to deferred tax assets on temporary differences. The aforementioned factors were partly offset by a capital reserve for potential share repurchases and compensation-related regulatory capital accruals at the UBS Group AG level.

–   The going concern loss-absorbing AT1 capital of UBS Group AG consolidated was USD 1.9 billion higher than that of UBS AG consolidated as of 31 December 2020, reflecting the effect of deferred contingent capital plan awards.

UBS Group AG interim consolidated financial information (unaudited)

Comparison between UBS Group AG consolidated and UBS AG consolidated
	As of or for the quarter ended 31.12.20
USD million, except where indicated	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

Income statement
Operating income	8,117	8,220	(103)
Operating expenses	6,060	6,252	(192)
Operating profit / (loss) before tax	2,057	1,968	89
of which: Global Wealth Management	936	926	9
of which: Personal & Corporate Banking	353	353	(1)
of which: Asset Management	401	401	0
of which: Investment Bank	529	528	1
of which: Group Functions	(161)	(241)	79
Net profit / (loss)	1,717	1,644	73
of which: net profit / (loss) attributable to shareholders	1,708	1,635	73
of which: net profit / (loss) attributable to non-controlling interests	9	9	0

Statement of comprehensive income
Other comprehensive income	83	54	29
of which: attributable to shareholders	65	36	29
of which: attributable to non-controlling interests	18	18	0
Total comprehensive income	1,799	1,697	102
of which: attributable to shareholders	1,773	1,671	102
of which: attributable to non-controlling interests	27	27	0

Balance sheet
Total assets	1,125,765	1,125,327	438
Total liabilities	1,065,928	1,067,182	(1,254)
Total equity	59,836	58,145	1,691
of which: equity attributable to shareholders	59,517	57,825	1,691
of which: equity attributable to non-controlling interests	319	319	0

Capital information
Common equity tier 1 capital	39,966	38,192	1,773
Going concern capital	56,254	52,622	3,632
Risk-weighted assets	289,101	286,743	2,358
Common equity tier 1 capital ratio (%)	13.8	13.3	0.5
Going concern capital ratio (%)	19.5	18.4	1.1
Total loss-absorbing capacity ratio (%)	35.2	34.2	1.0
Leverage ratio denominator	1,037,150	1,036,771	379
Leverage ratio denominator (with temporary FINMA exemption)[1]	944,323	969,396	(25,073)
Common equity tier 1 leverage ratio (%)	3.85	3.68	0.17
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[1]	4.23	3.94	0.29
Going concern leverage ratio (%)	5.4	5.1	0.3
Going concern leverage ratio (%) (with temporary FINMA exemption)[1]	6.0	5.4	0.5
Total loss-absorbing capacity leverage ratio (%)	9.8	9.5	0.3
1 Refer to the “Recent developments” section of our second quarter 2020 report and the “Capital management” section of this report for further details about the temporary FINMA exemption.

As of or for the quarter ended 30.9.20			As of or for the quarter ended 31.12.19
UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)	UBS Group AG consolidated	UBS AG consolidated	Difference (absolute)

8,935	9,038	(103)	7,052	7,145	(93)
6,357	6,560	(203)	6,124	6,332	(207)
2,578	2,478	100	928	814	114
1,057	1,042	14	766	754	12
335	335	0	310	311	(1)
739	739	0	180	180	0
632	623	9	(22)	(18)	(4)
(184)	(261)	77	(306)	(413)	107
2,094	2,018	76	727	628	100
2,093	2,018	76	722	622	100
0	0	0	6	6	0

86	70	16	(2,295)	(1,475)	(819)
80	64	16	(2,299)	(1,479)	(819)
6	6	0	4	4	0
2,180	2,088	92	(1,567)	(847)	(720)
2,173	2,081	92	(1,577)	(857)	(720)
7	7	0	10	10	0

1,065,153	1,064,621	532	972,194	971,927	267
1,005,409	1,006,868	(1,459)	917,519	918,031	(512)
59,744	57,753	1,991	54,675	53,896	779
59,451	57,461	1,991	54,501	53,722	779
293	293	0	174	174	0

38,197	38,652	(454)	35,535	35,233	302
54,396	53,004	1,392	51,842	47,191	4,650
283,133	281,442	1,691	259,208	257,831	1,376
13.5	13.7	(0.2)	13.7	13.7	0.0
19.2	18.8	0.4	20.0	18.3	1.7
34.5	34.2	0.3	34.6	33.9	0.7
994,366	994,015	352	911,322	911,228	94
907,181	931,978	(24,797)
3.84	3.89	(0.05)	3.90	3.87	0.03
4.21	4.15	0.06
5.5	5.3	0.1	5.7	5.2	0.5
6.0	5.7	0.3
9.8	9.7	0.1	9.8	9.6	0.2

UBS Group AG interim consolidated financial information (unaudited)

UBS AG consolidated key figures
	As of or for the quarter ended			As of or for the year ended
USD million, except where indicated	31.12.20	30.9.20	31.12.19	31.12.20	31.12.19
Results
Operating income	8,220	9,038	7,145	32,780	29,307
Operating expenses	6,252	6,560	6,332	25,009	24,138
Operating profit / (loss) before tax	1,968	2,478	814	7,770	5,169
Net profit / (loss) attributable to shareholders	1,635	2,018	622	6,267	3,965
Profitability and growth[1]
Return on equity (%)	11.3	14.3	4.6	11.1	7.4
Return on tangible equity (%)	12.8	16.1	5.2	12.5	8.5
Return on common equity tier 1 capital (%)	17.0	21.2	7.1	16.8	11.3
Return on risk-weighted assets, gross (%)	11.7	12.9	11.0	11.9	11.2
Return on leverage ratio denominator, gross (%)[2]	3.3	3.7	3.2	3.4	3.2
Cost / income ratio (%)	75.5	71.9	88.5	74.7	82.1
Net profit growth (%)	162.9	108.5	128.4	58.1	(3.4)
Resources[1]
Total assets	1,125,327	1,064,621	971,927	1,125,327	971,927
Equity attributable to shareholders	57,825	57,461	53,722	57,825	53,722
Common equity tier 1 capital[3]	38,192	38,652	35,233	38,192	35,233
Risk-weighted assets[3]	286,743	281,442	257,831	286,743	257,831
Common equity tier 1 capital ratio (%)[3]	13.3	13.7	13.7	13.3	13.7
Going concern capital ratio (%)[3]	18.4	18.8	18.3	18.4	18.3
Total loss-absorbing capacity ratio (%)[3]	34.2	34.2	33.9	34.2	33.9
Leverage ratio denominator[3]	1,036,771	994,015	911,228	1,036,771	911,228
Leverage ratio denominator (with temporary FINMA exemption)[4]	969,396	931,978		969,396
Common equity tier 1 leverage ratio (%)[3]	3.68	3.89	3.87	3.68	3.87
Common equity tier 1 leverage ratio (%) (with temporary FINMA exemption)[4]	3.94	4.15		3.94
Going concern leverage ratio (%)[3]	5.1	5.3	5.2	5.1	5.2
Going concern leverage ratio (%) (with temporary FINMA exemption)[4]	5.4	5.7		5.4
Total loss-absorbing capacity leverage ratio (%)[3]	9.5	9.7	9.6	9.5	9.6
Other
Invested assets (USD billion)[5]	4,187	3,807	3,607	4,187	3,607
Personnel (full-time equivalents)	47,546	47,584	47,005	47,546	47,005

1 Refer to the “Performance targets and measurement” section of our Annual Report 2019 for more information about our performance measurement.    2 The leverage ratio denominators used for the return calculations relating to the respective periods in 2020 do not reflect the effects of the temporary exemption that has been granted by FINMA in connection with COVID-19. Refer to the “Recent developments” section of our second quarter 2020 report for more information.    3 Based on the Swiss systemically relevant bank framework as of 1 January 2020. Refer to the “Capital management” section of this report for more information.    4 Refer to the “Recent developments” section of our second quarter 2020 report and the “Capital management” section of this report for further details about the temporary FINMA exemption.    5 Includes invested assets for Global Wealth Management, Asset Management and Personal & Corporate Banking.

Currency translation rates

The following table shows the rates of the main currencies used to translate the financial information of UBS’s operations with a functional currency other than the US dollar into US dollars.

	Closing exchange rate			Average rate[1]
	As of			For the quarter ended			For the year ended
	31.12.20	30.9.20	31.12.19	31.12.20	30.9.20	31.12.19	31.12.20	31.12.19
1 CHF	1.13	1.09	1.03	1.11	1.10	1.02	1.07	1.01
1 EUR	1.22	1.17	1.12	1.19	1.18	1.11	1.15	1.12
1 GBP	1.37	1.29	1.32	1.33	1.31	1.31	1.29	1.28
100 JPY	0.97	0.95	0.92	0.96	0.95	0.92	0.94	0.92

1 Monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollars. Disclosed average rates for a quarter or a year represent an average of three month-end rates or an average of twelve month-end rates, respectively, weighted according to the income and expense volumes of all operations of the Group with the same functional currency for each month. Weighted average rates for individual business divisions may deviate from the weighted average rates for the Group.

Appendix

Alternative performance measures

Alternative performance measures

An alternative performance measure (an APM) is a financial measure of historical or future financial performance, financial position or cash flows other than a financial measure defined or specified in the applicable recognized accounting standards or in other applicable regulations. We report a number of APMs in the discussion of the financial and operating performance of the Group, our business divisions and our Group Functions. We use APMs to provide a more complete picture of our operating performance and to reflect management’s view of the fundamental drivers of our business results. A definition of each APM, the method used to calculate it and the information content are presented in the table below. Our APMs may qualify as non-GAAP measures as defined by US Securities and Exchange Commission (SEC) regulations.

APM label	Definition	Information content
Invested assets – GWM, P&C, AM

Calculated as the sum of managed fund assets, managed institutional assets, discretionary and advisory wealth management portfolios, fiduciary deposits, time deposits, savings accounts, and wealth management securities or brokerage accounts.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes.
Client assets – GWM, P&C	Calculated as the sum of invested assets and other assets held purely for transactional purposes or custody only.

This measure provides information about the volume of client assets managed by or deposited with UBS for investment purposes, including other assets held purely for transactional purposes or custody only.

Recurring income – GWM	Calculated as the total of net interest income and recurring net fee income.	This measure provides information about the amount of recurring net interest and fee income.
Recurring net fee income – GWM, P&C

Calculated as the total of fees for services provided on an ongoing basis, such as portfolio management fees, asset-based investment fund fees and custody fees, which are generated on client assets, and administrative fees for accounts (as well as credit card fees for GWM).

This measure provides information about the amount of recurring net fee income.
Transaction-based income – GWM, P&C

Calculated as the total of the non-recurring portion of net fee and commission income, mainly composed of brokerage and transaction-based investment fund fees, as well as fees for payment and foreign exchange transactions (and credit card fees for P&C), together with other net income from financial instruments measured at fair value through profit or loss.

This measure provides information about the amount of the non-recurring portion of net fee and commission income.
Cost / income ratio (%)	Calculated as operating expenses divided by operating income before credit loss expense or release.	This measure provides information about the efficiency of the business by comparing operating expenses with gross income.
Gross margin on invested assets (bps) – GWM, AM	Calculated as operating income before credit loss expense or release (annualized as applicable) divided by average invested assets.	This measure provides information about the operating income before credit loss expense or release of the business in relation to invested assets.
Net interest margin (bps) – P&C	Calculated as net interest income (annualized as applicable) divided by average loans.	This measure provides information about the profitability of the business by calculating the difference between the price charged for lending and the cost of funding, relative to loan value.
Net margin on invested assets (bps) – GWM, AM	Calculated as operating profit before tax (annualized as applicable) divided by average invested assets.	This measure provides information about the operating profit before tax of the business in relation to invested assets.
Business volume for Personal Banking (CHF billion) – P&C	Calculated as the sum of client assets and loans.	This measure provides information about the volume of client assets and loans.
Net new business volume for Personal Banking (CHF billion) – P&C	Calculated as the sum of net inflows and outflows of client assets and loans during a specific period (annualized as applicable).	This measure provides information about the business volume as a result of net new business volume flows during a specific period.
Net new business volume growth for Personal Banking (%) – P&C	Calculated as total net inflows and outflows of client assets and loans during the period (annualized as applicable) divided by total business volume / client assets at the beginning of the period.	This measure provides information about the growth of the business volume as a result of net new business volume flows during a specific period.

APM label	Calculation	Information content
Net profit growth (%)

Calculated as the change in net profit attributable to shareholders from continuing operations between current and comparison periods divided by net profit attributable to shareholders from continuing operations of the comparison period.

This measure provides information about profit growth in comparison with the prior period.
Pre-tax profit growth (%)

Calculated as the change in net profit before tax attributable to shareholders from continuing operations between current and comparison periods divided by net profit before tax attributable to shareholders from continuing operations of the comparison period.

This measure provides information about pre-tax profit growth in comparison with the prior period.
Recurring income as a percentage of income (%) – GWM	Calculated as net interest income and recurring net fee income divided by operating income before credit loss expense or release.	This measure provides information about the proportion of recurring income in operating income.
Return on common equity tier 1 capital (%)	Calculated as annualized net profit attributable to shareholders divided by average common equity tier 1 capital.	This measure provides information about the profitability of the business in relation to common equity tier 1 capital.
Return on equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders.	This measure provides information about the profitability of the business in relation to equity.
Return on attributed equity (%)	Calculated as annualized business division operating profit before tax divided by average attributed equity.	This measure provides information about the profitability of the business divisions in relation to attributed equity.
Return on leverage ratio denominator, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average leverage ratio denominator.	This measure provides information about the revenues of the business in relation to leverage ratio denominator.
Return on risk-weighted assets, gross (%)	Calculated as annualized operating income before credit loss expense or release divided by average risk-weighted assets.	This measure provides information about the revenues of the business in relation to risk-weighted assets.
Return on tangible equity (%)	Calculated as annualized net profit attributable to shareholders divided by average equity attributable to shareholders less average goodwill and intangible assets.	This measure provides information about the profitability of the business in relation to tangible equity.
Total book value per share (USD and CHF1)	Calculated as equity attributable to shareholders divided by the number of shares outstanding.	This measure provides information about net assets on a per-share basis.
Tangible book value per share (USD and CHF1)	Calculated as equity attributable to shareholders less goodwill and intangible assets divided by the number of shares outstanding.	This measure provides information about tangible net assets on a per-share basis.
Loan penetration (%) – GWM	Calculated as loans divided by invested assets.	This measure provides information about the loan volume in relation to invested assets.
Mandate penetration (%) – GWM	Calculated as mandate volume divided by invested assets.	This measure provides information about mandate volume in relation to invested assets.
Net new mandates (USD billion) – GWM	Calculated as the sum of the net amount of mandate inflows and outflows during a specific period.

This measure provides information about the development of assets related to mandates during a specific period as a result of net new mandate flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees.

Net new money (USD billion) – GWM, AM	Calculated as the sum of the net amount of inflows and outflows of invested assets (as defined in UBS policy) recorded during a specific period.

This measure provides information about the development of invested assets during a specific period as a result of net new money flows and excludes movements due to market performance, foreign exchange translation, dividends, interest and fees.

Impaired loan portfolio as a percentage of total loan portfolio, gross (%) – GWM, P&C	Calculated as impaired loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of impaired loan portfolio in the total gross loan portfolio.
Secured loan portfolio as a percentage of total loan portfolio, gross (%) – P&C	Calculated as secured loan portfolio divided by total gross loan portfolio.	This measure provides information about the proportion of secured loan portfolio in the total gross loan portfolio.

Appendix

APM label	Calculation	Information content
Active Digital Banking clients in Personal Banking (%) – P&C

Calculated as the number of clients (within the meaning of numbers of unique business relationships operated by Personal Banking), excluding persons under the age of 15, clients who do not have a private account, clients domiciled outside Switzerland, and clients who have defaulted on loans or credit facilities, who have logged on at least once within the past month divided by the total number of clients (within the aforementioned meaning).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) who are serviced by Personal Banking.
Active Digital Banking clients in Corporate & Institutional Clients (%) – P&C

Calculated as the number of clients (within the meaning of numbers of unique business relationships or legal entities operated by Corporate & Institutional Clients), excluding clients that do not have an account, mono-product clients and clients that have defaulted on loans or credit facilities, which have logged on at least once within the past month divided by the total number of clients (within the aforementioned meaning).

This measure provides information about the proportion of active Digital Banking clients in the total number of UBS clients (within the aforementioned meaning) which are serviced by Corporate & Institutional Clients.

Mobile Banking log-in share in Personal Banking (%) – P&C	Calculated as the number of Mobile Banking app log-ins divided by total log-ins via E-Banking and the Mobile Banking app in Personal Banking.	This measure provides information about the proportion of Mobile Banking app log-ins in the total number of log-ins via E-Banking and the Mobile Banking app in Personal Banking.

1  Total book value per share and total tangible book value per share in Swiss francs are calculated based on a translation of equity under our US dollar presentation currency.

Abbreviations frequently used in our financial reports

A

ABS                 asset-backed securities

AEI                  automatic exchange of information

AGM               Annual General Meeting of shareholders

A-IRB              advanced internal
ratings-based

AIV                  alternative investment vehicle

ALCO              Asset and Liability Committee

AMA               advanced measurement approach

AML                anti-money laundering

AoA                Articles of Association

APAC              Asia Pacific

APM                alternative performance measure

ARR                 alternative reference rate

ARS                 auction rate securities

ASF                  available stable funding

AT1                 additional tier 1

AuM               assets under management

B

BCBS               Basel Committee on
Banking Supervision

BEAT               base erosion and anti-abuse tax

BIS                   Bank for International Settlements

BoD                 Board of Directors

BVG                Swiss occupational
pension plan

C

CAO                Capital Adequacy Ordinance

CCAR              Comprehensive Capital Analysis and Review

CCF                 credit conversion factor

CCP                 central counterparty

CCR                counterparty credit risk

CCRC              Corporate Culture and Responsibility Committee

CCyB               countercyclical buffer

CDO                collateralized debt
obligation

CDS                 credit default swap

CEA                 Commodity Exchange Act

CEM                current exposure method

CEO                Chief Executive Officer

CET1               common equity tier 1

CFO                 Chief Financial Officer

CFTC               US Commodity Futures Trading Commission

CHF                 Swiss franc

CIC                  Corporate & Institutional Clients

CIO                 Chief Investment Office

CLS                  Continuous Linked Settlement

CMBS             commercial mortgage-backed security

C&ORC           Compliance & Operational Risk Control

CRD IV            EU Capital Requirements Directive of 2013

CRM               credit risk mitigation (credit risk) or comprehensive risk measure (market risk)

CRR                 Capital Requirements Regulation

CST                 combined stress test

CVA                credit valuation adjustment

D

DBO                defined benefit obligation

DCCP              Deferred Contingent Capital Plan

DJSI                 Dow Jones Sustainability Indices

DM                  discount margin

DOJ                 US Department of Justice

D-SIB               domestic systemically important bank

DTA                 deferred tax asset

DVA                debit valuation adjustment

E

EAD                 exposure at default

EB                    Executive Board

EBA                 European Banking Authority

EC                   European Commission

ECB                 European Central Bank

ECL                  expected credit loss

EIR                   effective interest rate

EL                    expected loss

EMEA              Europe, Middle East and Africa

EOP                 Equity Ownership Plan

EPE                  expected positive exposure

EPS                  earnings per share

ESG                 environmental, social and governance

ETD                 exchange-traded derivatives

ETF                  exchange-traded fund

EU                   European Union

EUR                 euro

EURIBOR        Euro Interbank Offered Rate

EVE                  economic value of equity

EY                    Ernst & Young (Ltd)

F

FA                    financial advisor

FCA                 UK Financial Conduct
Authority

FCT                  foreign currency translation

FINMA            Swiss Financial Market Supervisory Authority

FMIA               Swiss Financial Market Infrastructure Act

FSB                  Financial Stability Board

FTA                  Swiss Federal Tax Administration

FVA                 funding valuation adjustment

FVOCI             fair value through other comprehensive income

FVTPL              fair value through profit or loss

FX                    foreign exchange

G

GAAP              generally accepted
accounting principles

GBP                 pound sterling

GDP                gross domestic product

GEB                 Group Executive Board

GIA                 Group Internal Audit

GIIPS               Greece, Italy, Ireland,
Portugal and Spain

GMD               Group Managing Director

GRI                  Global Reporting Initiative

GSE                 government sponsored entities

G-SIB              global systemically important bank

H

HQLA              high-quality liquid assets

HR                   human resources

Appendix

Abbreviations frequently used in our financial reports (continued)

I

IAA                  internal assessment approach

IAS                  International Accounting Standards

IASB                International Accounting Standards Board

IBOR               interbank offered rate

IFRIC               International Financial Reporting Interpretations Committee

IFRS                 International Financial Reporting Standards

IHC                  intermediate holding company

IMA                 internal models approach

IMM                internal model method

IRB                  internal ratings-based

IRC                  incremental risk charge

IRRBB              interest rate risk in the banking book

ISDA                International Swaps and Derivatives Association

K

KRT                 Key Risk Taker

L

LAS                  liquidity-adjusted stress

LCR                 liquidity coverage ratio

LGD                 loss given default

LIBOR              London Interbank Offered Rate

LLC                  limited liability company

LRD                 leverage ratio denominator

LTIP                 Long-Term Incentive Plan

LTV                  loan-to-value

M

M&A               mergers and acquisitions

MiFID II           Markets in Financial Instruments Directive II

MRT                Material Risk Taker

N

NAV                net asset value

NCL                 Non-core and Legacy Portfolio

NII                   net interest income

NRV                 negative replacement value

NSFR               net stable funding ratio

NYSE               New York Stock Exchange

O

OCA                own credit adjustment

OCI                 other comprehensive income

OTC                over-the-counter

P

PD                   probability of default

PFE                  potential future exposure

PIT                   point in time

P&L                  profit or loss

POCI               purchased or originated credit-impaired

PRA                 UK Prudential Regulation Authority

PRV                 positive replacement value

Q

QCCP              qualifying central counterparty

QRRE              qualifying revolving retail exposures

R

RBA                 role-based allowances

RBC                 risk-based capital

RbM                risk-based monitoring

RMBS              residential mortgage-backed securities

RniV                risks not in VaR

RoAE               return on attributed equity

RoCET1          return on CET1 capital

RoTE               return on tangible equity

RoU                 right-of-use

RV                   replacement value

RW                  risk weight

RWA               risk-weighted assets

S

SA                   standardized approach

SA-CCR          standardized approach for counterparty credit risk

SAR                 stock appreciation right or Special Administrative Region

SBC                 Swiss Bank Corporation

SDG                Sustainable Development Goal

SE                    structured entity

SEC                 US Securities and Exchange Commission

SEEOP             Senior Executive Equity Ownership Plan

SFT                  securities financing transaction

SI                     sustainable investing

SICR                significant increase in credit risk

SIX                   SIX Swiss Exchange

SME                small and medium-sized entity

SMF                 Senior Management Function

SNB                 Swiss National Bank

SPPI                 solely payments of principal and interest

SRB                 systemically relevant bank

SRM                specific risk measure

SVaR               stressed value-at-risk

T

TBTF                too big to fail

TCJA               US Tax Cuts and Jobs Act

TLAC               total loss-absorbing capacity

TTC                 through-the-cycle

U

UBS RESI         UBS Real Estate Securities Inc.

UoM               units of measure

USD                 US dollar

V

VaR                 value-at-risk

VAT                 value added tax

W

WEKO             Swiss Competition Commission

This is a general list of the abbreviations frequently used in our financial reporting. Not all of the listed abbreviations may appear in this particular report.

Information sources

Reporting publications

Annual publications

Annual Report (SAP No. 80531): Published in English, this single-volume report provides descriptions of: our Group strategy and performance; the strategy and performance of the business divisions and Group Functions; risk, treasury and capital management; corporate governance, corporate responsibility and our compensation framework, including information about compensation for the Board of Directors and the Group Executive Board members; and financial information, including the financial statements.

Geschäftsbericht (SAP No. 80531): This publication provides the translation into German of our Annual Report.

Annual Review (SAP No. 80530): This booklet contains key information about our strategy and performance, with a focus on corporate responsibility at UBS. It is published in English, German, French and Italian.

Compensation Report (SAP No. 82307): This report discusses our compensation framework and provides information about compensation for the Board of Directors and the Group Executive Board members. It is available in English and German.

Quarterly publications

The quarterly financial report provides an update on our strategy and performance for the respective quarter. It is available in English.

How to order publications

The annual and quarterly publications are available in .pdf format at ubs.com/investors, under “Financial information,” and printed copies can be requested from UBS free of charge. For annual publications, refer to the “Investor services” section at ubs.com/investors. Alternatively, they can be ordered by quoting the SAP number and the language preference, where applicable, from UBS AG, F4UK–AUL, P.O. Box, CH-8098 Zurich, Switzerland.

Other information

Website

The “Investor Relations” website at ubs.com/investors  provides the following information about UBS: news releases; financial information, including results-related filings with the US Securities and Exchange Commission; information for shareholders, including UBS share price charts, as well as data and dividend information, and for bondholders; the UBS corporate calendar; and presentations by management for investors and financial analysts. Information is available online in English, with some information also available in German.

Results presentations

Our quarterly results presentations are webcast live. Playbacks of most presentations can be downloaded from ubs.com/presentations.

Messaging service

Email alerts to news about UBS can be subscribed for under “UBS News Alert” at ubs.com/global/en/investor-relations/contact/
investor-services.html. Messages are sent in English, German, French or Italian, with an option to select theme preferences for such alerts.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (the SEC). Principal among these filings is the annual report on Form 20-F, filed pursuant to the US Securities Exchange Act of 1934. The filing of Form 20-F is structured as a wrap-around document. Most sections of the filing can be satisfied by referring to the combined UBS Group AG and UBS AG annual report. However, there is a small amount of additional information in Form 20-F that is not presented elsewhere and is particularly targeted at readers in the US. Readers are encouraged to refer to this additional disclosure. Any document that we file with the SEC is available on the SEC’s website: sec.gov. Refer to ubs.com/investors  for more information.

Appendix

Cautionary Statement Regarding Forward-Looking Statements | This report contains statements that constitute “forward-looking statements,” including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. The outbreak of COVID-19 and the measures being taken in response to the pandemic have had and may continue to have a significant adverse effect on global economic activity, and an adverse effect on the credit profile of some of our clients and other market participants, which has resulted in and may continue to increase credit loss expense and credit impairments. In addition, we face heightened operational risks due to remote working arrangements, including risks to supervisory and surveillance controls, as well as increased fraud and data security risks. The unprecedented scale of the measures to respond to the pandemic creates significantly greater uncertainty about forward-looking statements in addition to the factors that generally affect our businesses, which include, but are not limited to: (i) the degree to which UBS is successful in the ongoing execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and other changes related to the COVID‑19 pandemic; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) the continuing low or negative interest rate environment in Switzerland and other jurisdictions; (iv) developments (including as a result of the COVID-19 pandemic) in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, and currency exchange rates, and the effects of economic conditions, market developments, and geopolitical tensions, and changes to national trade policies on the financial position or creditworthiness of UBS’s clients and counterparties as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the European Union and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS’s business activities; (vii) the degree to which UBS is successful in implementing further changes to its legal structure to improve its resolvability and meet related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS Group in response to legal and regulatory requirements, proposals in Switzerland and other jurisdictions for mandatory structural reform of banks or systemically important institutions or to other external developments, and the extent to which such changes will have the intended effects; (viii) UBS’s ability to maintain and improve its systems and controls for the detection and prevention of money laundering and compliance with sanctions to meet evolving regulatory requirements and expectations, in particular in the US; (ix) the uncertainty arising from the UK’s exit from the EU; (x) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to our businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of our RWA as well as the amount of capital available for return to shareholders; (xiii) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (xiv) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xvi) UBS’s ability to implement new technologies and business methods, including digital services and technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xviii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks and systems failures, the risk of which is increased while COVID-19 control measures require large portions of the staff of both UBS and its service providers to work remotely; (xix) restrictions on the ability of UBS Group AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS’s operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xx) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS’s ability to maintain its stated capital return objective; and (xxi) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2019 and UBS’s First Quarter 2020 Report on Form 6K. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Rounding | Numbers presented throughout this report may not add up precisely to the totals provided in the tables and text. Percentages and percent changes are calculated on the basis of unrounded figures. Information about absolute changes between reporting periods, which is provided in text and which can be derived from figures displayed in the tables, is calculated on a rounded basis.

Tables | Within tables, blank fields generally indicate that the field is not applicable or not meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Percentage changes are presented as a mathematical calculation of the change between periods.

UBS Group AG

P.O. Box

CH-8098 Zurich

ubs.com

This Form 6-K is hereby incorporated by reference into (1) each of the registration statements of UBS AG on Form F-3 (Registration Number 333-225551), and of UBS Group AG on Form S-8 (Registration Numbers 333-200634; 333-200635; 333-200641; 333-200665; 333-215254; 333-215255; 333-228653; 333-230312; and 333-249143), and into each prospectus outstanding under any of the foregoing registration statements, (2) any outstanding offering circular or similar document issued or authorized by UBS AG that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC, and (3) the base prospectus of Corporate Asset Backed Corporation (“CABCO”) dated June 23, 2004 (Registration Number 333-111572), the Form 8-K of CABCO filed and dated June 23, 2004 (SEC File Number 001-13444), and the Prospectus Supplements relating to the CABCO Series 2004-101 Trust dated May 10, 2004 and May 17, 2004 (Registration Number 033-91744 and 033-91744-05).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

UBS Group AG

By: _/s/   Ralph A.J.G. Hamers__________

Name:  Ralph A.J.G. Hamers

Title:    Group Chief Executive Officer

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Group Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

UBS AG

By: _/s/   Ralph A.J.G. Hamers__________

Name:  Ralph A.J.G. Hamers

Title:    President of the Executive Board

By: _/s/ Kirt Gardner__________________

Name:  Kirt Gardner

Title:    Chief Financial Officer

By: _/s/ Todd Tuckner_________________

      Name: Todd Tuckner

      Title: Group Controller and

            Chief Accounting Officer

Date:  January 26, 2021